                        1934 Act Registration No. 1-15128

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934
                            Dated September 24, 2003

                       United Microelectronics Corporation
                 (Translation of Registrant's Name into English)

                              No. 3 Li Hsin Road II
                          Science-Based Industrial Park
                             Hsinchu, Taiwan, R.O.C.
                     (Address of Principal Executive Office)

       (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                  Form 20-F  X                    Form 40-F ___
                            ---

       (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                  Yes ____                        No  X
                                                     ---

(If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable )

This current report on Form 6-K is hereby incorporated by reference into our Registration Statement on Form F-3 filed with the Commission on January 2, 2002, as amended (File No.333-14256).

                        INDEX TO THE FINANCIAL STATEMENTS

                                                                                     Page
                                                                                     ----
United Microelectronics Corporation and Subsidiaries

   Report of Independent Auditors ..................................................  F-2

   Consolidated Balance Sheets at December 31, 2001 and 2002 and June 30, 2003 .....  F-3

   Consolidated Statements of Operations for each of the three years in the period ended December 31, 2000, 2001 and 2002 and for the six-month periods ended
      June 30, 2002 and 2003 .......................................................  F-4

   Consolidated Statements of Changes in Stockholders' Equity for each of the three years in the period ended December 31, 2000, 2001 and 2002 and for the six-month periods ended June 30, 2002 and 2003 ...........................  F-5

   Consolidated Statements of Cash Flows for each of the three years in the period ended December 31, 2000, 2001 and 2002 and for the six-month periods ended June 30, 2002 and 2003 ................................................. F-10

   Notes to the Consolidated Financial Statements .................................. F-12

Independent Auditor's Report of UMC (Group) USA by PricewaterhouseCoopers LLP (1)

Independent Auditor's Report of Nippon Foundry Inc. by ChuoAoyama Audit Corporation (2)

----------
(1) Incorporated by reference to p. F-71 of the Registrant's Annual Report on Form 20-F (File No. 1-15128) for the fiscal year ended December 31, 2000, filed with the SEC on June 28, 2001.
(2) Incorporated by reference to p. F-72 of the Registrant's Annual Report on Form 20-F (File No. 1-15128) for the fiscal year ended December 31, 2000, filed with the SEC on June 28, 2001.

                         REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Shareholders of United Microelectronics Corporation

We have audited the accompanying consolidated balance sheets of United Microelectronics Corporation and subsidiaries as of December 31, 2001 and 2002 and June 30, 2003, and the related consolidated statements of operations, changes in stockholders' equity and cash flows for the years ended December 31, 2000, 2001 and 2002 and for the six-month periods ended June 30, 2002 and 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of UMC Group (USA), a wholly-owned subsidiary, and UMC Japan, a 52.00% owned subsidiary, whose statements reflect total assets of NT$10,171 million and NT$25,759 million, respectively, as of December 31, 2000, and total revenues of NT$43,491 million and NT$10,542 million, respectively, for the year then ended. Those statements were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to the amounts included for UMC Group (USA) and UMC Japan, is based solely on the reports of the other auditors.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of the other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the reports of other auditors, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of United Microelectronics Corporation and subsidiaries as of December 31, 2001 and 2002 and June 30, 2003 and the consolidated results of their operations and their cash flows for the years ended December 31, 2000, 2001 and 2002 and for the six-month periods ended June 30, 2002 and 2003, in conformity with the "Guidelines Governing the Preparation of Financial Reports by Securities Issuers" and accounting principles generally accepted in the Republic of China.

Accounting principles generally accepted in the Republic of China vary in certain significant respects from accounting principles generally accepted in the United States. The application of accounting principles generally accepted in the United States would have affected the consolidated stockholders' equity and financial position as of December 31, 2001 and 2002 and June 30, 2003, and the consolidated results of operations for the years ended December 31, 2000, 2001 and 2002 and for the six-month periods ended June 30, 2002 and 2003, to the extent summarized in Note 30 to the consolidated financial statements.

DIWAN, ERNST & YOUNG
CERTIFIED PUBLIC ACCOUNTANTS

Taipei, Taiwan
Republic of China
July 16, 2003

              UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS
                            (Expressed in thousands)

                                                      Notes                  As of December 31,
                                                               ----------------------------------------
                                                                  2001                  2002                 As of June 30, 2003
                                                               ------------ --------------------------- ---------------------------
                                                                     NT$          NT$           US$           NT$          US$
Assets
Current assets:
 Cash and cash equivalents                               2, 4    76,904,068    74,902,448    2,164,185    89,692,086    2,591,508
 Marketable securities, net                              2, 5     1,286,434     2,526,365       72,995     1,049,768       30,332
 Notes receivable                                           6       215,692        85,371        2,467       396,300       11,450
 Accounts receivable, net                            2, 7, 23     8,887,600    12,001,652      346,769    14,681,535      424,199
 Other financial assets, current                            8             -     5,980,960      172,810     1,704,726       49,255
 Inventories, net                                        2, 9     5,717,203     8,440,005      243,860     8,357,686      241,482
 Other current assets                                             7,775,543     6,985,376      201,831     5,193,143      150,048
                                                                -----------   -----------   ----------   -----------   ----------
  Total current assets                                          100,786,540   110,922,177    3,204,917   121,075,244    3,498,274
Long-term investments                                   2, 10    40,756,678    37,800,496    1,092,184    41,044,566    1,185,917
Other financial assets, noncurrent                          8             -       873,000       25,224     2,563,920       74,080
Property, plant and equipment, net                  2, 11, 23   169,121,168   167,076,910    4,827,417   155,449,821    4,491,471
Deferred charges                                            2     3,685,581     3,564,721      102,997     3,214,523       92,878
Deferred income tax assets                              2, 20     4,371,231     5,232,928      151,197     5,548,192      160,306
Other assets                                                      1,708,359     1,558,655       45,035     1,763,194       50,945
Restricted deposits                                        23       264,700             -            -             -            -
                                                                -----------   -----------   ----------   -----------   ----------
  Total assets                                                  320,694,257   327,028,887    9,448,971   330,659,460    9,553,871
                                                                ===========   ===========   ==========   ===========   ==========
Liabilities and Stockholders' Equity
Current liabilities:
 Short-term loans                                      12, 23       753,450     1,178,800       34,060     1,920,035       55,477
 Notes and accounts payable                                      15,433,730    13,697,183      395,758    12,468,768      360,265
 Income tax payable                                         2       219,877       284,678        8,225       225,805        6,524
 Accrued expenses                                                 5,678,713     4,032,474      116,512     6,009,783      173,643
 Current portion of long-term interest-bearing
  liabilities                                      13, 14, 23     9,720,178     7,781,598      224,837    17,453,968      504,304
 Current portion of capacity deposit                       24     2,512,536     1,917,096       55,391     1,782,115       51,491
 Other current liabilities                                          205,721       255,584        7,385       409,435       11,830
                                                                -----------   -----------   ----------   -----------   ----------
  Total current liabilities                                      34,524,205    29,147,413      842,168    40,269,909    1,163,534
Long-term liabilities:
 Bonds payable                                          2, 13    38,450,511    49,441,484    1,428,532    49,865,823    1,440,792
 Long-term loans                                       14, 23    16,244,823    12,879,512      372,132     6,931,084      200,263
 Capacity deposits and other deposits                      24       865,546         2,698           78         2,729           79
 Other long-term liabilities                                      1,692,451     2,109,409       60,948     2,210,169       63,859
                                                                -----------   -----------   ----------   -----------   ----------
  Total long-term liabilities                                    57,253,331    64,433,103    1,861,690    59,009,805    1,704,993
                                                                -----------   -----------   ----------   -----------   ----------
  Total liabilities                                              91,777,536    93,580,516    2,703,858    99,279,714    2,868,527

Minority interests                                               15,594,468    16,023,886      462,984    15,410,157      445,252
Stockholders' equity:
 Capital stock                                             16   133,356,954   154,748,456    4,471,207   154,748,456    4,471,207
 Stock to be issued                                        16             -             -            -     6,658,979      192,400
 Capital reserve                                            2    82,115,682    81,875,491    2,365,660    79,955,082    2,310,173
 Retained earnings                                         18    34,152,379    20,004,054      577,985    16,429,954      474,717
 Unrealized loss on long-term investments                   2      (470,931)   (1,349,248)     (38,985)   (1,414,257)     (40,863)
 Cumulative translation adjustment                          2      (160,470)      728,851       21,059       399,741       11,550
 Treasury stock                                      2, 3, 17   (35,671,361)  (38,583,119)  (1,114,797)  (40,808,366)  (1,179,092)
                                                                -----------   -----------   ----------   -----------   ----------
  Total stockholders' equity                                    213,322,253   217,424,485    6,282,129   215,969,589    6,240,092
                                                                -----------   -----------   ----------   -----------   ----------
  Total liabilities and stockholders' equity                    320,694,257   327,028,887    9,448,971   330,659,460    9,553,871
                                                                ===========   ===========   ==========   ===========   ==========


   The accompanying notes are an integral part of these consolidated financial statements

              UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                 (Expressed in thousands, except per share data)

                                                                         Notes                For the year ended December 31,
                                                                               ---------------------------------------------------
                                                                                  2000         2001                 2002
                                                                               -----------  ------------  ------------------------
                                                                                   NT$          NT$            NT$         US$
Net operating revenues                                                       2 115,609,339   69,816,799    75,425,356   2,179,294
Costs of goods sold                                                            (57,411,045) (60,567,909)  (62,887,302) (1,817,027)
                                                                               -----------  -----------   -----------  ----------
Gross profit                                                                    58,198,294    9,248,890    12,538,054     362,267
                                                                               -----------  -----------   -----------  ----------
Operating expenses:
        Sales and marketing                                                     (1,153,160)  (2,275,884)   (1,526,907)    (44,118)
        General and administrative                                              (3,195,464)  (4,425,568)   (3,530,756)   (102,015)
        Research and development                                             2  (6,306,273)  (8,959,691)   (7,368,133)   (212,890)
                                                                               -----------  -----------   -----------   ---------
                                                                               (10,654,897) (15,661,143)  (12,425,796)   (359,023)
                                                                               -----------  -----------   -----------   ---------
Operating income (loss)                                                         47,543,397   (6,412,253)      112,258       3,244
                                                                               -----------  -----------   -----------   ---------
Non-operating income:
        Interest revenue                                                         2,018,926    2,487,485     1,644,100      47,503
        Investment income accounted for under the equity method, net         2   2,077,488            -       185,690       5,365
        Dividend income                                                             63,417      246,700       256,543       7,412
        Gain on disposal of investments, net                                       588,202    2,347,219     8,473,213     244,820
        Gain on disposal of property, plant and equipment                    2     372,938      186,013        66,236       1,914
        Exchange gain, net                                                   2   2,922,412      648,169             -           -
        Other income                                                               826,581      601,414       701,815      20,278
                                                                               -----------  -----------   -----------   ---------
                                                                                 8,869,964    6,517,000    11,327,597     327,292
                                                                               -----------  -----------   -----------   ---------
Non-operating expenses:
        Interest expenses                                                   11  (2,367,401)  (2,525,937)   (1,455,374)    (42,051)
        Investment loss accounted for under the equity method, net           2           -   (1,632,859)            -           -
        Other investment loss                                                     (414,560)    (442,182)   (1,373,989)    (39,699)
        Loss on disposal of property, plant and equipment                    2    (273,238)    (231,536)      (45,814)     (1,324)
        Exchange loss, net                                                   2           -            -      (103,703)     (2,996)
        Other losses                                                            (1,029,004)  (1,838,270)   (1,444,727)    (41,743)
                                                                               -----------  -----------    ----------   ----------
                                                                                (4,084,203)  (6,670,784)   (4,423,607)   (127,813)
                                                                               -----------  -----------    ----------   ----------

Income (loss) before income tax and minority interests                          52,329,158   (6,566,037)    7,016,248     202,723
Income tax benefit (expense)                                             2, 20      91,062    3,039,989      (270,731)     (7,822)
Minority interests (income) loss                                             2  (1,639,842)     368,746       326,515       9,434
                                                                               -----------  -----------    ----------   ---------
Net income (loss)                                                               50,780,378   (3,157,302)    7,072,032     204,335
                                                                               ===========  ===========    ==========   =========
Earnings (loss) per share - basic (in dollars)                           2, 21        3.49        (0.21)         0.48
                                                                               ===========  ===========    ==========
Shares used in per share calculation - basic                                    14,545,699   14,920,842    14,753,187
                                                                               ===========  ===========    ==========
Earnings (loss) per share - diluted (in dollars)                                      3.49        (0.21)         0.48
                                                                               ===========  ===========    ==========
Shares used in per share calculation- diluted                                   14,545,699   14,920,842    14,944,510
                                                                               ===========  ===========    ==========

Pro forma information on earnings as if unconsolidated
    subsidiaries' investment in the Company is not treated
    as treasury stock
        Earnings per share - basic (in dollars)                             21                                   0.48
                                                                                                           ==========
        Earnings per share - diluted (in dollars)                           21                                   0.48
                                                                                                           ==========

                                                                        Notes For the six-month period ended June 30,
                                                                             -----------------------------------------
                                                                                   2002               2003
                                                                             ------------- --------------------------
                                                                                   NT$          NT$          US$
Net operating revenues                                                       2   34,559,728   44,145,337    1,275,508
Costs of goods sold                                                             (29,004,723) (35,822,009)  (1,035,019)
                                                                                -----------  -----------   ----------
Gross profit                                                                      5,555,005    8,323,328      240,489
                                                                                -----------  -----------   ----------
Operating expenses:
        Sales and marketing                                                        (595,397)  (1,002,682)     (28,971)
        General and administrative                                               (2,065,465)  (1,570,388)     (45,374)
        Research and development                                             2   (4,203,600)  (2,869,405)     (82,907)
                                                                                -----------   ----------   ----------
                                                                                 (6,864,462)  (5,442,475)    (157,252)
                                                                                -----------   ----------   ----------
Operating income (loss)                                                          (1,309,457)   2,880,853       83,237
                                                                                -----------  -----------   ----------
Non-operating income:
        Interest revenue                                                            874,227      591,564       17,092
        Investment income accounted for under the equity method, net         2            -      182,368        5,269
        Dividend income                                                              68,107        9,928          287
        Gain on disposal of investments, net                                      7,959,716    1,352,570       39,080
        Gain on disposal of property, plant and equipment                    2        6,943      110,176        3,184
        Exchange gain, net                                                   2            -      138,516        4,002
        Other income                                                                510,950      293,058        8,468
                                                                                -----------  -----------   ----------
                                                                                  9,419,943    2,678,180       77,382
                                                                                -----------  -----------   ----------
Non-operating expenses:
        Interest expenses                                                   11     (805,180)    (611,411)     (17,666)
        Investment loss accounted for under the equity method, net           2     (160,974)           -            -
        Other investment loss                                                    (1,314,297)    (304,717)      (8,804)
        Loss on disposal of property, plant and equipment                    2      (19,274)     (88,811)      (2,566)
        Exchange loss, net                                                   2     (280,787)           -            -
        Other losses                                                               (764,406)  (1,307,095)     (37,767)
                                                                                -----------  -----------   ----------
                                                                                 (3,344,918)  (2,312,034)     (66,803)
                                                                                -----------  -----------   ----------

Income (loss) before income tax and minority interests                            4,765,568    3,246,999       93,816
Income tax benefit (expense)                                             2, 20     (187,622)    (450,355)     (13,012)
Minority interests (income) loss                                             2       83,809      293,560        8,482
                                                                                -----------  -----------   ----------
Net income (loss)                                                                 4,661,755    3,090,204       89,286
                                                                                ===========  ===========   ==========
Earnings (loss) per share - basic (in dollars)                           2, 21         0.32         0.21
                                                                                ===========  ===========
Shares used in per share calculation - basic                                     14,768,741   14,682,742
                                                                                ===========  ===========
Earnings (loss) per share - diluted (in dollars)                                       0.31         0.21
                                                                                ===========  ===========
Shares used in per share calculation- diluted                                    14,918,805   14,880,389
                                                                                ===========  ===========

Pro forma information on earnings as if unconsolidated
    subsidiaries' investment in the Company is not treated
     as treasury stock
        Earnings per share - basic (in dollars)                             21         0.32         0.21
                                                                                ===========  ===========
        Earnings per share - diluted (in dollars)                           21         0.31         0.21
                                                                                ===========  ===========

       The accompanying notes are an integral part of these consolidated financial statements.

              UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

                            (Expressed in thousands)

                                                                           Capital Stock                      Retained Earnings
                                                                     ------------------------             ------------------------
                                                                         Common                 Capital      Legal    Unappropriated
                                                                         Stock      Shares      Reserve     Reserve      Earnings
                                                                     ------------ ---------- ------------ ----------- --------------
                                                                          NT$                    NT$           NT$         NT$
Balance at January 1, 2000                                             66,549,966  6,654,997   36,836,033   4,579,516   11,130,347
New shares issued due to merger on
     January 3, 2000                                                   23,836,503  2,383,650   17,152,454           -            -
Appropriation of 1999 retained earnings
     Legal reserve                                                              -          -            -   1,045,718   (1,045,718)
     Stock dividends                                                    9,049,268    904,927            -           -   (9,049,268)
     Directors' and supervisors' remuneration                                   -          -            -           -      (95,737)
     Employees' bonus                                                     786,893     78,689            -           -     (786,893)
Capitalization of capital reserve                                       9,049,269    904,927   (9,049,269)          -            -
Purchase of treasury stock                                                      -          -            -           -            -
Net income for 2000                                                             -          -            -           -   50,780,378
Gain on disposal of property, plant and equipment                               -          -      170,473           -     (170,473)
Gain on disposal of property, plant and equipment
     from investees                                                             -          -        2,715           -       (2,715)
Conversion of convertible bonds issued                                    942,620     94,262    2,486,512           -            -
Adjustment of capital reserve accounted for under equity method                 -          -      547,377           -            -
Changes in unrealized loss on long-term investments                             -          -            -           -            -
Changes in unrealized loss on long-term investments of
     investees                                                                  -          -            -           -            -
Shares issued for American Depositary Shares                            4,500,000    450,000   34,014,773           -            -
Changes in cumulative translation adjustment                                    -          -            -           -            -
Treasury stock due to consolidation                                             -          -            -           -            -
                                                                     ------------ ----------   ----------  ----------  -----------
Balance at December 31, 2000                                          114,714,519 11,471,452   82,161,068   5,625,234   50,759,921
                                                                     ============ ==========  ===========  ==========  ===========

                                                                                    Unrealized
                                                                                      Loss on     Cumulative
                                                                      Treasury       Long-term   Translation
                                                                        Stock       Investments   Adjustment       Total
                                                                    --------------  ------------ ------------  -------------
                                                                         NT$            NT$           NT$            NT$
Balance at January 1, 2000                                            (16,691,822)     (319,448)     535,234     102,619,826
New shares issued due to merger on
     January 3, 2000                                                            -             -       (1,083)     40,987,874
Appropriation of 1999 retained earnings
     Legal reserve                                                              -             -            -               -
     Stock dividends                                                            -             -            -               -
     Directors' and supervisors' remuneration                                   -             -            -         (95,737)
     Employees' bonus                                                           -             -            -               -
Capitalization of capital reserve                                               -             -            -               -
Purchase of treasury stock                                             (1,479,064)            -            -      (1,479,064)
Net income for 2000                                                             -             -            -      50,780,378
Gain on disposal of property, plant and equipment                               -             -            -               -
Gain on disposal of property, plant and equipment
     from investees                                                             -             -            -               -
Conversion of convertible bonds issued                                          -             -            -       3,429,132
Adjustment of capital reserve accounted for under equity method                 -             -            -         547,377
Changes in unrealized loss on long-term investments                             -    (1,194,849)           -      (1,194,849)
Changes in unrealized loss on long-term investments of
     investees                                                                  -      (750,982)           -        (750,982)
Shares issued for American Depositary Shares                                    -             -            -      38,514,773
Changes in cumulative translation adjustment                                    -             -     (509,949)       (509,949)
Treasury stock due to consolidation                                   (12,900,832)            -            -     (12,900,832)
                                                                      -----------    ----------    ---------     -----------
Balance at December 31, 2000                                          (31,071,718)   (2,265,279)      24,202     219,947,947
                                                                      ===========    ==========    =========     ===========

        The accompanying notes are an integral part of these consolidated financial statements

              UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

                            (Expressed in thousands)

                                                                             Capital Stock
                                                                  --------------------------------
                                                                      Common                             Capital
                                                                      Stock             Shares           Reserve
                                                                  ------------  ------------------ ----------------
                                                                       NT$                                 NT$
Balance at January 1, 2001                                          114,714,519        11,471,452        82,161,068
Purchase of treasury stock                                                    -                 -                 -
Net loss for 2001                                                             -                 -                 -
Appropriation of 2000 retained earnings
     Legal reserve                                                            -                 -                 -
     Special reserve                                                          -                 -                 -
     Stock dividends                                                 17,151,040         1,715,104                 -
     Directors' and supervisors' remuneration                                 -                 -                 -
     Employees' bonus                                                 1,491,395           149,139                 -
Issuance cost adjustment for American
     Depositary Shares                                                        -                 -           147,086
Changes in unrealized loss on long-term investments                           -                 -                 -
Changes in unrealized loss on long-term investments of
     investees                                                                -                 -                 -
Adjustment of capital reserve accounted for under equity method               -                 -          (192,472)
Changes in cumulative translation adjustment                                  -                 -                 -
                                                                  -------------       -----------       -----------
Balance at December 31, 2001                                        133,356,954        13,335,695        82,115,682
                                                                  =============       ===========       ===========

                                                                                      Retained Earnings
                                                                  ---------------------------------------------------
                                                                      Special           Legal         Unappropriated
                                                                      Reserve          Reserve            Earnings
                                                                  --------------- ----------------- -----------------
                                                                        NT$              NT$                  NT$
Balance at January 1, 2001                                                    -         5,625,234        50,759,921
Purchase of treasury stock                                                    -                 -                 -
Net loss for 2001                                                             -                 -        (3,157,302)
Appropriation of 2000 retained earnings
     Legal reserve                                                            -         5,060,991        (5,060,991)
     Special reserve                                                  2,242,284                 -        (2,242,284)
     Stock dividends                                                          -                 -       (17,151,040)
     Directors' and supervisors' remuneration                                 -                 -          (433,039)
     Employees' bonus                                                         -                 -        (1,491,395)
Issuance cost adjustment for American
     Depositary Shares                                                        -                 -                 -
Changes in unrealized loss on long-term investments                           -                 -                 -
Changes in unrealized loss on long-term investments of
     investees                                                                -                 -                 -
Adjustment of capital reserve accounted for under equity method               -                 -                 -
Changes in cumulative translation adjustment                                  -                 -                 -
                                                                  -------------       -----------       -----------
Balance at December 31, 2001                                          2,242,284        10,686,225        21,223,870
                                                                  =============       ===========       ===========

                                                                                         Unrealized
                                                                                          Loss on       Cumulative
                                                                       Treasury          Long-term      Translation
                                                                        Stock           Investments     Adjustment        Total
                                                                  ----------------- ------------------  -----------    -----------
                                                                          NT$               NT$             NT$            NT$
Balance at January 1, 2001                                          (31,071,718)       (2,265,279)           24,202    219,947,947
Purchase of treasury stock                                           (4,599,643)                -                 -     (4,599,643)
Net loss for 2001                                                             -                 -                 -     (3,157,302)
Appropriation of 2000 retained earnings
     Legal reserve                                                            -                 -                 -              -
     Special reserve                                                          -                 -                 -              -
     Stock dividends                                                          -                 -                 -              -
     Directors' and supervisors' remuneration                                 -                 -                 -       (433,039)
     Employees' bonus                                                         -                 -                 -              -
Issuance cost adjustment for American
     Depositary Shares                                                        -                 -                 -        147,086
Changes in unrealized loss on long-term investments                           -         1,514,297                 -      1,514,297
Changes in unrealized loss on long-term investments of
     investees                                                                -           280,051                 -        280,051
Adjustment of capital reserve accounted for under equity method               -                 -                 -       (192,472)
Changes in cumulative translation adjustment                                  -                 -          (184,672)      (184,672)
                                                                  -------------       -----------       -----------  -------------
Balance at December 31, 2001                                        (35,671,361)         (470,931)         (160,470)   213,322,253
                                                                  =============       ===========       ===========  =============


   The accompanying notes are an integral part of these consolidated financial statements

              UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (Continued)
                            (Expressed in thousands)


                                                              Capital Stock                               Retained Earnings
                                                       ---------------------------             -------------------------------------

                                                           Common                    Capital     Special     Legal    Unappropriated
                                                           Stock         Shares      Reserve     Reserve     Reserve     Earnings
                                                       --------------  ----------- ----------- ----------- ---------- --------------
                                                            NT$                        NT$          NT$         NT$         NT$
Balance at January 1, 2002                                 133,356,954  13,335,695  82,115,682   2,242,284  10,686,225   21,223,870
Purchase of treasruy stock                                           -           -           -           -           -            -
Treasury stock held by unconsolidated subsidiaries                   -           -           -           -           -            -
Net income for 2002                                                  -           -           -           -           -    7,072,032
Appropriation of 2001 retained earnings
     Special reserve                                                 -           -           -  (1,610,302)          -    1,610,302
     Stock dividends                                        19,680,182   1,968,018           -           -           -  (19,680,182)
     Employees' bonus                                        1,711,320     171,132           -           -           -   (1,711,320)
Changes in unrealized loss on long-term investments
     of investees                                                    -           -           -           -           -            -
Gain on disposal of property, plant and equipment
     adjusted from capital reserve                                   -           -    (170,473)          -           -      170,473
Investees' gain on disposal of property, plant and
     equipment adjusted from capital reserve                         -           -        (672)          -           -          672
Adjustment of capital reserve accounted for under
     equity method                                                   -           -     (69,046)          -           -            -
Changes in cumulative translation adjustment                         -           -           -           -           -            -
                                                          ------------ ----------- -----------    -------- -----------   ----------
Balance at December 31, 2002(NT$)                          154,748,456  15,474,845  81,875,491     631,982  10,686,225    8,685,847
                                                          ============ =========== ===========    ======== ===========   ==========
Balance at December 31, 2002(US$)                            4,471,207               2,365,660      18,260     308,761      250,964
                                                          ============             ===========    ======== ===========   ==========

                                                                                Unrealized
                                                                                  Loss on          Cumulative
                                                              Treasury           Long-term         Translation
                                                                Stock           Investments         Adjustment          Total
                                                          ----------------   ----------------    ---------------    -------------
                                                                NT$                 NT$                NT$               NT$
Balance at January 1, 2002                                     (35,671,361)          (470,931)          (160,470)     213,322,253
Purchase of treasruy stock                                      (2,739,918)                 -                  -       (2,739,918)
Treasury stock held by unconsolidated subsidiaries                (171,840)                 -                  -         (171,840)
Net income for 2002                                                      -                  -                  -        7,072,032
Appropriation of 2001 retained earnings
     Special reserve                                                     -                  -                  -                -
     Stock dividends                                                     -                  -                  -                -
     Employees' bonus                                                    -                  -                  -                -
Changes in unrealized loss on long-term investments
     of investees                                                        -           (878,317)                 -         (878,317)
Gain on disposal of property, plant and equipment
     adjusted from capital reserve                                       -                  -                  -                -
Investees' gain on disposal of property, plant and
     equipment adjusted from capital reserve                             -                  -                  -                -
Adjustment of capital reserve accounted for under
     equity method                                                       -                  -                  -          (69,046)
Changes in cumulative translation adjustment                             -                  -            889,321          889,321
                                                            --------------        -----------           --------     ------------
Balance at December 31, 2002(NT$)                              (38,583,119)        (1,349,248)           728,851      217,424,485
                                                            ==============        ===========           ========     ============
Balance at December 31, 2002(US$)                               (1,114,797)           (38,985)            21,059        6,282,129
                                                            ==============        ===========           ========     ============

        The accompanying notes are an integral part of these consolidated financial statements

              UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (Continued)
                            (Expressed in thousands)

                                                              Capital Stock                                     Retained Earnings
                                                       -------------------------                           -------------------------


                                                           Common                 Stock to be    Capital      Special        Legal
                                                            Stock       Shares       issued      Reserve      Reserve       Reserve
                                                        ------------ ----------- ------------ ------------ ------------ ------------
                                                             NT$                      NT$          NT$          NT$           NT$
Balance at January 1, 2002                               133,356,954  13,335,695            -  82,115,682    2,242,284    10,686,225
Purchase of treasury stock                                         -           -            -           -            -             -
Treasury stock held by unconsolidated subsidiaries                 -           -            -           -            -             -
Net income for six months ended June 30, 2002                      -           -            -           -            -             -
Appropriation of 2001 retained earnings
     Special reserve                                               -           -            -           -   (1,610,302)            -
     Stock dividends                                               -           -   19,680,182           -            -             -
     Employees' bonus                                              -           -    1,711,320           -            -             -
Gain on disposal of property, plant and equipment
    adjusted from capital reserve                                  -           -            -    (170,473)           -             -
Changes in unrealized loss on long-term investments of
     investees                                                     -           -            -           -            -             -
Adjustment of capital reserve accounted for under
     equity method                                                 -           -            -      26,864            -             -
Changes in cumulative translation adjustment                       -           -            -           -            -             -
                                                         -----------  ----------   ----------  ----------   ----------    ----------
Balance at June 30, 2002                                 133,356,954  13,335,695   21,391,502  81,972,073      631,982    10,686,225
                                                         ===========  ==========   ==========  ==========   ==========    ==========


                                                         ---------------
                                                                                         Unrealized
                                                                                           Loss on      Cumulative
                                                         Unappropriated    Treasury      Long-term    Translation
                                                             Earnings         Stock      Investments    Adjustment         Total
                                                         --------------- -------------- ------------- ------------- ----------------
                                                               NT$             NT$           NT$           NT$             NT$
Balance at January 1, 2002                                   21,223,870   (35,671,361)      (470,931)     (160,470)   213,322,253
Purchase of treasury stock                                            -    (2,178,200)             -             -     (2,178,200)
Treasury stock held by unconsolidated subsidiaries                    -      (171,840)             -             -       (171,840)
Net income for six months ended June 30, 2002                 4,661,755             -              -             -      4,661,755
Appropriation of 2001 retained earnings
     Special reserve                                          1,610,302             -              -             -              -
     Stock dividends                                        (19,680,182)            -              -             -              -
     Employees' bonus                                        (1,711,320)            -              -             -              -
Gain on disposal of property, plant and equipment
    adjusted from capital reserve                               170,473             -              -             -              -
Changes in unrealized loss on long-term investments of
     investees                                                        -             -        150,900             -        150,900
Adjustment of capital reserve accounted for under
     equity method                                                    -             -              -             -         26,864
Changes in cumulative translation adjustment                          -             -              -       134,120        134,120
                                                            -----------   -----------       --------      --------    -----------
Balance at June 30, 2002                                      6,274,898   (38,021,401)      (320,031)      (26,350)   215,945,852
                                                            ===========   ===========       ========      ========    ===========


   The accompanying notes are an integral part of these consolidated financial statements

              UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (Continued)
                            (Expressed in thousands)

                                                             Capital Stock                                     Retained Earnings
                                                        ------------------------                            -----------------------


                                                          Common                    Stock to     Capital     Special      Legal
                                                           Stock       Shares      be issued     Reserve     Reserve     Reserve
                                                        ------------ ----------- ------------- ------------ ---------- ------------
                                                             NT$                       NT$          NT$         NT$         NT$
Balance at January 1, 2003                               154,748,456  15,474,845            -   81,875,491     631,982  10,686,225
Purchase of treasury stock                                         -           -            -            -           -           -
Purchase of treasury stock by investees                            -           -            -            -           -           -
Net income for six months ended June 30, 2003                      -           -            -            -           -           -
Appropriation of 2002 retained earnings
     Legal reserve                                                 -           -            -            -           -     724,250
     Special reserve                                               -           -            -            -     715,012           -
     Stock dividends                                               -           -    6,079,252            -           -           -
     Directors' and supervisors' remuneration                      -           -            -            -           -           -
     Employees' bonus                                              -           -      579,727            -           -           -
Investees' gain on disposal of property, plant and
    equipment adjusted from capital reserve                        -           -            -         (325)          -           -
Changes in unrealized loss on long-term investments
     of investees                                                  -           -            -            -           -           -
Adjustment of capital reserve accounted for
     under equity method                                           -           -            -   (1,920,084)          -           -
Changes in cumulative translation adjustment                       -           -            -            -           -           -
                                                         -----------  ----------    ---------   ----------   ---------  ----------
Balance at June 30, 2003 (in NT$)                        154,748,456  15,474,845    6,658,979   79,955,082   1,346,994  11,410,475
                                                         ===========  ==========    =========   ==========   =========  ==========
Balance at June 30, 2003 (in US$)                          4,471,207                  192,400    2,310,173      38,919     329,687
                                                         ===========                =========   ==========   =========  ==========

                                                        ---------------
                                                                                      Unrealized
                                                                                       Loss on       Cumulative
                                                         Unappropriated   Treasury     Long-term    Translation
                                                            Earnings        Stock     Investments    Adjustment        Total
                                                        --------------- ------------ ------------- ------------- --------------
                                                               NT$           NT$          NT$           NT$            NT$
Balance at January 1, 2003                                   8,685,847  (38,583,119)  (1,349,248)      728,851     217,424,485
Purchase of treasury stock                                           -   (2,056,064)           -             -      (2,056,064)
Purchase of treasury stock by investees                              -     (169,183)           -             -        (169,183)
Net income for six months ended June 30, 2003                3,090,204                         -             -       3,090,204
Appropriation of 2002 retained earnings
     Legal reserve                                            (724,250)           -            -             -               -
     Special reserve                                          (715,012)           -            -             -               -
     Stock dividends                                        (6,079,252)           -            -             -               -
     Directors' and supervisors' remuneration                   (5,650)           -            -             -          (5,650)
     Employees' bonus                                         (579,727)           -            -             -               -
Investees' gain on disposal of property, plant and
    equipment adjusted from capital reserve                        325            -            -             -               -
Changes in unrealized loss on long-term investments
     of investees                                                    -            -      (65,009)            -         (65,009)
Adjustment of capital reserve accounted for
     under equity method                                             -            -            -             -      (1,920,084)
Changes in cumulative translation adjustment                         -            -            -      (329,110)       (329,110)
                                                            ----------  -----------   ----------      --------     -----------
Balance at June 30, 2003 (in NT$)                            3,672,485  (40,808,366)  (1,414,257)      399,741     215,969,589
                                                            ==========  ===========   ==========      ========     ===========
Balance at June 30, 2003 (in US$)                              106,111   (1,179,092)     (40,863)       11,550       6,240,092
                                                            ==========  ===========   ==========      ========     ===========


   The accompanying notes are an integral part of these consolidated financial statements

              UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                            (Expressed in thousands)

                                                                                      For the year ended December 31,
                                                                         -------------------------------------------------------
                                                                             2000         2001                   2002
                                                                         ------------ ------------- ----------------------------
                                                                             NT$           NT$            NT$           US$
Cash flows from operating activities:
   Net income (loss)                                                      50,780,378    (3,157,302)     7,072,032      204,335
   Adjustments to reconcile net income (loss) to net cash
      provided by operating activities:
      Minority interests income (loss)                                     1,639,842      (368,746)      (326,515)      (9,434)
      Depreciation                                                        24,403,320    34,390,192     36,567,535    1,056,560
      Amortization                                                         1,176,713     1,877,551      1,699,766       49,112
      Allowance (reversal) for bad debts expense                              52,940      (108,892)       (66,512)      (1,922)
      Loss on decline in market value of marketable securities                     -             -         10,806          312
      Loss on decline in market value and obsolescence of inventories        610,327     1,529,823        955,074       27,595
      Cash dividends received under equity method                             18,900       227,025        156,820        4,531
      Long-term investment (income) loss accounted for under
          equity method                                                   (2,077,487)    1,554,402       (230,600)      (6,663)
      Impairment loss of long-term investments                               414,560       535,890      1,408,565       40,698
      Gain on disposal of investments                                       (588,202)   (2,347,219)    (8,473,213)    (244,820)
      (Gain) loss on disposal of property, plant and equipment               (37,903)       73,683         30,532          882
      Exchange loss (gain) on long-term loans                                      -       431,142       (145,671)      (4,209)
      Forfeited interest on converted bonds                                   74,313             -              -            -
      Patent rights return                                                         -       (93,990)             -            -
      Gain on reacquisition of bonds                                               -             -       (256,204)      (7,403)
    Changes in assets and liabilities:
      Notes receivable                                                     1,394,574       261,920        217,922        6,297
      Accounts receivable                                                 (7,426,562)   11,341,957     (3,380,836)     (97,684)
      Inventories                                                         (6,428,624)    3,493,492     (3,638,525)    (105,129)
      Other current assets                                                (1,180,410)   (1,784,024)       (57,474)      (1,660)
      Deferred tax assets                                                     (7,239)   (3,394,095)       125,072        3,614
      Notes and accounts payable                                          (1,075,912)   (4,229,047)       444,129       12,832
      Income tax payable                                                     (18,625)     (754,950)       283,728        8,198
      Accrued expenses                                                     2,667,916       689,462     (1,373,026)     (39,671)
      Other current liabilities                                              269,347      (693,509)         2,674           77
      Compensation interest payable                                          (11,494)        4,415         78,977        2,282
      Other long-term liabilities                                            342,934       471,411        450,060       13,004
      Capacity deposits                                                    3,083,578       236,902     (1,028,162)     (29,707)
                                                                         -----------   -----------    -----------   ----------
        Net cash provided by operating activities                         68,077,184    40,187,493     30,526,954      882,027
                                                                         -----------   -----------    -----------   ----------
Cash flows from investing activities:
   Decrease (increase) in marketable securities, net                       1,838,352    (1,256,567)      (839,551)     (24,257)
   (Increase) decrease in restricted deposits                             (2,580,724)    2,660,800              -            -
   (Increase) decrease in other financial assets, net                              -             -     (6,853,960)    (198,034)
   Acquisition of long-term investments                                  (10,041,492)   (4,417,786)    (3,754,478)    (108,480)
   Proceeds from disposal of long-term investments                         1,723,271     4,878,280     12,385,637      357,863
   Proceeds from partial disposal of a subsidiary                                  -             -              -            -
   Withdrawal of prepayments for long-term investments                     1,000,000         1,772              -            -
   Acquisition of minority interests                                               -             -              -            -
   Acquisition of property, plant and equipment                          (83,482,670)  (43,050,831)   (35,977,747)  (1,039,519)
   Proceeds from disposal of property, plant and equipment                 1,509,680       544,099        333,180        9,627
   Cash proceeds from merger                                              19,162,146             -              -            -
   Acquisition of subsidiaries                                                     -             -        (65,988)      (1,907)
   Increase in deferred charges                                           (2,579,618)   (2,409,062)    (1,695,110)     (48,977)
   (Increase) decrease  in other assets                                     (231,642)     (207,749)        29,293          846
                                                                         -----------   -----------    -----------   ----------
        Net cash used in investing activities                            (73,682,697)  (43,257,044)   (36,438,724)  (1,052,838)
                                                                         -----------   -----------    -----------   ----------

                                                                            For the six-month period ended June 30,
                                                                         ---------------------------------------------
                                                                             2002                 2003
                                                                         ------------ --------------------------------
                                                                              NT$             NT$              US$
Cash flows from operating activities:
   Net income (loss)                                                       4,661,755       3,090,204          89,286
   Adjustments to reconcile net income (loss) to net cash
      provided by operating activities:
      Minority interests income (loss)                                       (83,809)       (293,560)         (8,482)
      Depreciation                                                        17,758,258      19,302,814         557,724
      Amortization                                                           977,268         836,677          24,174
      Allowance (reversal) for bad debts expense                             (13,274)         58,457           1,689
      Loss on decline in market value of marketable securities                27,099             769              22
      Loss on decline in market value and obsolescence of inventories        128,369       1,051,432          30,379
      Cash dividends received under equity method                             39,600               -               -
      Long-term investment (income) loss accounted for under
          equity method                                                      134,104        (182,368)         (5,269)
      Impairment loss of long-term investments                             1,314,298         303,948           8,782
      Gain on disposal of investments                                     (7,959,716)     (1,352,570)        (39,080)
      (Gain) loss on disposal of property, plant and equipment                38,221          43,806           1,266
      Exchange loss (gain) on long-term loans                               (960,774)        (89,862)         (2,596)
      Forfeited interest on converted bonds                                        -               -               -
      Patent rights return                                                         -               -               -
      Gain on reacquisition of bonds                                               -         (69,153)         (1,998)
    Changes in assets and liabilities:
      Notes receivable                                                      (242,574)       (243,645)         (7,040)
      Accounts receivable                                                 (4,438,746)     (2,908,382)        (84,033)
      Inventories                                                         (2,336,774)       (975,780)        (28,194)
      Other current assets                                                   431,482       2,867,016          82,838
      Deferred tax assets                                                        (99)        330,736           9,556
      Notes and accounts payable                                           1,247,108       1,316,102          38,027
      Income tax payable                                                     286,736          (5,430)           (157)
      Accrued expenses                                                      (314,799)        620,587          17,931
      Other current liabilities                                               33,130         145,564           4,206
      Compensation interest payable                                           37,921          38,771           1,120
      Other long-term liabilities                                            250,129          78,549           2,270
      Capacity deposits                                                     (482,966)         61,913           1,789
                                                                         -----------     -----------        --------
        Net cash provided by operating activities                         10,531,947      24,026,595         694,210
                                                                         -----------     -----------        --------
Cash flows from investing activities:
   Decrease (increase) in marketable securities, net                        (461,774)      1,444,880          41,747
   (Increase) decrease in restricted deposits                                      -               -               -
   (Increase) decrease in other financial assets, net                     (5,633,250)      2,574,514          74,386
   Acquisition of long-term investments                                   (1,080,629)     (5,548,842)       (160,325)
   Proceeds from disposal of long-term investments                        10,253,972         980,561          28,332
   Proceeds from partial disposal of a subsidiary                                  -          12,406             359
   Withdrawal of prepayments for long-term investments                             -               -               -
   Acquisition of minority interests                                               -         (93,393)         (2,698)
   Acquisition of property, plant and equipment                          (13,813,526)    (11,904,678)       (343,966)
   Proceeds from disposal of property, plant and equipment                    69,885         224,663           6,491
   Cash proceeds from merger                                                       -               -               -
   Acquisition of subsidiaries                                               (65,988)              -               -
   Increase in deferred charges                                             (532,791)       (298,021)         (8,611)
   (Increase) decrease  in other assets                                     (306,475)        217,073           6,272
                                                                         -----------     -----------        --------
        Net cash used in investing activities                            (11,570,576)    (12,390,837)       (358,013)
                                                                         -----------     -----------        --------


   The accompanying notes are an integral part of these consolidated financial statements

              UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
                CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)
                            (Expressed in thousands)

                                                                                     For the year ended December 31,
                                                                         ----------------------------------------------------
                                                                             2000          2001                2002
                                                                         -----------   -----------   ------------------------
                                                                              NT$         NT$           NT$           US$
Cash flows from financing activities:
 (Decrease) increase in short-term loans, net                             (7,111,095)   (3,243,955)      388,100       11,214
 Proceeds from long-term loans                                             9,423,941     5,185,910     4,425,000      127,853
 Repayment of long-term loans                                             (6,681,765)  (21,427,663)  (10,047,079)    (290,294)
 Proceeds from bonds issued                                                6,896,000    35,596,096    13,097,062      378,418
 Proceeds from issuance of American Depositary Shares                     38,514,773             -             -            -
 Redemption of bonds                                                         (33,015)            -    (1,140,000)     (32,938)
 Reacquisition of bonds                                                            -             -      (879,100)     (25,400)
 Cash payment for fraction of one share arising from bonds conversion             (4)            -             -            -
 Proceeds from minority shareholders on stock issue of subsidiaries        1,976,031     7,106,287       194,341        5,615
 Purchase of  treasury stock                                              (1,479,064)   (4,599,643)   (2,877,190)     (83,132)
 Increase in deposits-in, net                                                    608           361         1,152           33
 Directors' and supervisors' remuneration paid                               (95,737)     (433,039)            -            -
                                                                         -----------   -----------   -----------    ---------
   Net cash provided by financing activities                              41,410,673    18,184,354     3,162,286       91,369
   Effect of exchange rate changes on cash and cash equivalents             (137,522)     (680,808)      747,864       21,608
                                                                         -----------   -----------   -----------    ---------
   Net increase (decrease) in cash and cash equivalents                   35,667,638    14,433,995    (2,001,620)     (57,834)
Cash and cash equivalents at beginning of period                          26,802,435    62,470,073    76,904,068    2,222,019
                                                                         -----------   -----------   -----------    ---------
Cash and cash equivalents at end of period                                62,470,073    76,904,068    74,902,448    2,164,185
                                                                         ===========   ===========   ===========    =========

Supplemental disclosures of cash flow information:
 Cash paid for interest                                                    2,895,147     2,339,333     1,993,014       57,585
                                                                         ===========   ===========   ===========    =========
 Cash paid for income tax                                                    436,766     1,196,418       198,036        5,722
                                                                         ===========   ===========   ===========    =========

Investing activities partially paid by cash:
 Acquisition of property, plant and equipment                             86,325,850    41,541,665    32,284,302      932,803
 Add: Payable at beginning of period                                       7,099,954    13,991,449    12,482,283      360,655
 Add: Increase on payable from merger                                      4,048,315             -             -            -
 Less: Payable at end of period                                          (13,991,449)  (12,482,283)   (8,788,838)    (253,939)
                                                                         -----------   -----------   -----------    ---------
   Cash paid                                                              83,482,670    43,050,831    35,977,747    1,039,519
                                                                         ===========   ===========   ===========    =========

Investing and financing activities partially affecting cash flows:
 New shares issued due to merger                                          23,836,503             -             -            -
 Elimination of book value of United Microelectronics' investment
   in the merged companies                                                23,227,738             -             -            -
 Capital reserve increased due to merger                                  17,152,454             -             -            -
 Net assets, excluding cash, increased due to merged companies           (45,054,549)            -             -            -
                                                                         -----------   -----------   -----------    ---------
   Cash increased due to merger                                           19,162,146             -             -            -
                                                                         ===========   ===========   ===========    =========

Financing activities not affecting cash flows:
 Convertible bonds (at par value) converted into common stock
   and certificates exchangeable for common stocks                         7,255,492             -             -            -
                                                                         ===========   ===========   ===========    =========

                                                                          For the six-month period ended June 30,
                                                                          ---------------------------------------
                                                                             2002                 2003
                                                                          ----------   --------------------------
                                                                              NT$          NT$            US$

Cash flows from financing activities:
 (Decrease) increase in short-term loans, net                               (759,500)      754,399        21,797
 Proceeds from long-term loans                                                     -       693,200        20,029
 Repayment of long-term loans                                             (6,250,400)   (7,582,932)     (219,097)
 Proceeds from bonds issued                                               12,895,098    15,000,000       433,401
 Proceeds from issuance of American Depositary Shares                              -             -             -
 Redemption of bonds                                                        (569,999)     (569,999)      (16,469)
 Reacquisition of bonds                                                            -    (2,711,161)      (78,335)
 Cash payment for fraction of one share arising from bonds conversion              -             -             -
 Proceeds from minority shareholders on stock issue of subsidiaries           55,696             -             -
 Purchase of  treasury stock                                              (2,178,438)   (2,259,557)      (65,286)
 Increase in deposits-in, net                                                  1,164            31             1
 Directors' and supervisors' remuneration paid                                     -             -             -
                                                                          ----------   -----------   -----------
   Net cash provided by financing activities                               3,193,621     3,323,981        96,041
   Effect of exchange rate changes on cash and cash equivalents               20,601      (170,101)       (4,915)
                                                                          ----------   -----------   -----------
   Net increase (decrease) in cash and cash equivalents                    2,175,593    14,789,638       427,323
Cash and cash equivalents at beginning of  period                         76,904,068    74,902,448     2,164,185
                                                                          ----------   -----------   -----------
Cash and cash equivalents at end of period                                79,079,661    89,692,086     2,591,508
                                                                          ==========   ===========   ===========

Supplemental disclosures of cash flow information :
 Cash paid for interest                                                    1,272,782     1,071,679        30,964
                                                                          ==========   ===========   ===========
 Cash paid for income tax                                                  1,337,572       105,258         3,041
                                                                          ==========   ===========   ===========

Investing activities partially paid by cash :
 Acquisition of property, plant and equipment                             12,816,174    10,544,780       304,674
 Add: Payable at beginning of period                                      12,482,283     8,788,838       253,939
 Add: Increase on payable from merger                                              -             -             -
 Less: Payable at end of period                                          (11,484,931)   (7,428,940)     (214,647)
                                                                          ----------   -----------   -----------
   Cash paid                                                              13,813,526    11,904,678     343,966
                                                                          ==========   ===========   ===========

Investing and financing activities partially affecting cash flows:
 New shares issued due to merger                                                   -             -             -
 Elimination of book value of United Microelectronics' investment
   in the merged companies                                                         -             -             -
 Capital reserve increased due to merger                                           -             -             -
 Net assets, excluding cash, increased due to merged companies                     -             -             -
                                                                          ----------   -----------   -----------
   Cash increased due to merger                                                    -             -             -
                                                                          ==========   ===========   ===========

Financing activities not affecting cash flows:
 Convertible bonds (at par value) converted into common stock
   and certificates exchangeable for common stocks                                 -             -             -
                                                                          ==========   ===========   ===========

   The accompanying notes are an integral part of these consolidated financial statements

              UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1. History and Organization

   United Microelectronics Corporation ("the Company") was incorporated in May 1980 and commenced operations in April 1982. The Company's major business activity is providing dedicated semiconductor wafer foundry services. The Company provides a variety of services to fit individual customer's needs, including intellectual property, embedded IC design, design verification, mask tooling, wafer fabrication, and testing. The Company's common shares were publicly listed on the Taiwan Stock Exchange in July 1985 and its American Depositary Shares ("ADSs") were listed on the New York Stock Exchange in September 2000.

   United Microelectronics Corporation, United Integrated Circuits Corporation ("United Integrated Circuits"), United Silicon Incorporated ("United Silicon"), United Semiconductor Corporation ("United Semiconductor") and UTEK Semiconductor Corporation ("UTEK Semiconductor") were merged into one publicly traded entity, United Microelectronics Corporation, on January 3, 2000.

2. Summary of Significant Accounting Policies

   The financial statements were prepared in conformity with "Guidelines Governing the Preparation of Financial Reports by Securities Issuers" and accounting principles generally accepted in the Republic of China. Summary of significant accounting polices is as follows:

   Principles of Consolidation

   The consolidated financial statements include the accounts of the Company and certain majority owned (50% or more) subsidiaries (hereinafter referred to collectively as "the Group") in accordance with the requirements of ROC Statement of Financial Accounting Standard ("ROC SFAS") No.7 and the regulations of the Taiwan Securities and Futures Commission ("Taiwan SFC"). All intercompany accounts and transactions have been eliminated in the consolidated financial statements.

   Pursuant to ROC SFAS NO.7 and the regulations of the Taiwan SFC, if the total assets and operating revenues of a subsidiary are less than 10% of the non-consolidated total assets and operating revenues of the Company, respectively, the subsidiary's financial statements may, at the option of the Company, not be consolidated. Irrespective of the above test, when the total combined assets or operating revenues of all such non-consolidated subsidiaries constitute up to 30% of the Company's non-consolidated total assets or operating revenues, then each individual subsidiary with total assets or operating revenues up to 3% of the Company's non-consolidated total assets or operating revenues has to be included in the consolidation. Such subsidiaries are included in the consolidated financial statements thereafter, unless the percentage of the combined total assets or operating revenues for all such subsidiaries becomes less than 20% of the Company's respective unconsolidated amount.

              UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

The consolidated financial statements include the financial statements of the Company and the following subsidiaries:

Hsun Chieh Investment Co., Ltd. ("Hsun Chieh") was incorporated on December 31, 1999. The Company owned 99.97% of interest in Hsun Chieh as of December 31, 2001 and 2002, and June 30, 2003, respectively.

Nippon Foundry Inc. ("Nippon Foundry") was incorporated in May 1984 in Japan and is in the business of manufacturing semiconductor products. During the year 2001, Nippon Foundry was renamed to UMC Japan ("UMCJ"). The Group owned 51.51%, 51.47%, and 52.00% of interest in UMCJ as of December 31, 2001 and 2002, and June 30, 2003, respectively.

UMC Group (USA) ("UMC-USA") was incorporated on August 5, 1997, and is engaged in the business of sales of semiconductor products and providing related foundry services. The Company owned 100% of interest in UMC-USA as of December 31, 2001 and 2002, and June 30, 2003, respectively.

UMCi Pte. Ltd. ("UMCi") was incorporated in January 2001. The Company held a 49.82% equity interest in UMCi as of December 31, 2001 and 2002, and a 49.74% as of June 30, 2003. In accordance with the Foundry Venture Agreement with other shareholders of UMCi, the Company obtained the controlling influence over UMCi's decisions on its operations, personnel, and financial policies since incorporation. Therefore, UMCi has been included in the consolidation despite an equity interest of less than 50% since incorporation.

United Microelectronics (Europe) B.V. ("UMC BV") was incorporated on May 23, 1989 and is engaged in the business of sales of semiconductor products and providing related foundry services. The Company acquired a 100% interest in UMC BV on May 15, 2002 and since then, UMC BV became a wholly-owned subsidiary of the Company.

United Microdisplay Optronics Corp. ("UMO") was incorporated on September 11, 2002 and is engaged in the business of manufacturing and sales of chips for Liquid Crystal On Silicon ("LCOS"). The Company owned an 85% equity interest in UMO as of December 31, 2002 and June 30, 2003, respectively.

              UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

Fortune Venture Capital Corporation, United MicroMachining Corporation and United Foundry Service, Inc. were excluded from consolidation in accordance with the aforementioned exclusion rules for the year ended December 31, 2000. Fortune Venture Capital Corporation, United Foundry Services, Inc. and UMC Capital Corporation were excluded from consolidation in accordance with the aforementioned exclusion rules for the year ended December 31, 2001. Fortune Venture Capital Corporation, United Foundry Services, Inc., UMC Capital Corporation and United Microelectronics Corp. (Samoa) were excluded from consolidation in accordance with the aforementioned exclusion rules for the year ended December 31, 2002 and for the six-month period ended June 30, 2002, respectively. Fortune Venture Capital Corporation, United Foundry Services, Inc., UMC Capital Corporation, United Microelectronics Corp. (Samoa) and Sigence Inc. were excluded from consolidation in accordance with the aforementioned exclusion rules for the six-month period ended June 30, 2003.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ significantly from those estimates.

Certain Risks and Uncertainties

The Group is engaged in the foundry business of manufacturing semiconductor products and sells its products primarily in Taiwan, Asia, North America and Europe, generally without requiring collateral. The Group's products are concentrated in the semiconductor industry, which is highly competitive and rapidly changing, and its inventories are subject to rapid technological obsolescence. While the Group has programs to minimize the required inventories on hand and considers technological obsolescence in estimating required allowances to reduce amounts to fair market value, such estimates could change in the future. Significant technological changes in the industry could affect operating results adversely.

              UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

Translation of Foreign Currency Transactions

The accounts of the Company are maintained in New Taiwan dollars, the functional currency. Transactions denominated in foreign currencies are translated into New Taiwan dollars at the exchange rates prevailing on the transaction dates. Receivables, other monetary assets, and liabilities denominated in foreign currencies are translated into New Taiwan dollars at the exchange rates prevailing at the balance sheet date. Exchange gains or losses are included in the current year's results. The financial statements of foreign subsidiaries and investees are translated into New Taiwan dollars using the spot rates as of each financial statement date for asset and liability accounts, average exchange rates for profit and loss accounts and historical exchange rates for equity accounts. The cumulative translation effects for subsidiaries and investees using functional currencies other than the New Taiwan dollars are included in the cumulative translation adjustment in stockholders' equity.

Convenience Translation into US Dollars

The Company prepares its financial statements in New Taiwan ("NT") dollars, its reporting currency. The United States ("US") dollar amounts disclosed in the financial statements as of December 31, 2002 and June 30, 2003, respectively, are presented solely for the convenience of the readers and were translated at the Federal Reserve Bank of New York noon buying rate of NT$34.61 to US$1.00 in effect on June 30, 2003. Such translation amounts are unaudited and it should not be construed that the NT dollar amounts represent, or have been, or could be, converted into US dollars at that or any other rate.

Cash Equivalents

Cash equivalents are short-term, highly liquid investments that are readily convertible to known amounts of cash and with maturity dates that do not present significant risks on changes in value resulting from changes in interest rates.

Marketable Securities

Marketable securities are recorded at cost when acquired and are stated at the lower of aggregate cost or market value at the balance sheet date. The market value of listed debt and equity securities, or closed-end funds is determined by the average closing price during the last month of the fiscal year. The market value for open-end funds is determined by their equity per unit at the balance sheet date. The amount by which aggregate cost exceeds market value is reported as a loss in the current year. In subsequent periods, recoveries of market value are recognized as a gain to the extent that the market value does not exceed the original aggregate cost of the investment.

              UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

      Allowance for Doubtful Accounts

      The allowance for doubtful accounts is provided based on management's judgment and on the evaluation of collectibility and aging analysis of accounts and other receivables.

      Inventories

      Inventories are accounted for on a perpetual basis and recorded at cost when acquired and stated at the lower of aggregate cost, based on the weighted average method, or market value at the balance sheet date. The market values of raw materials and supplies are determined on the basis of replacement cost while the work in process and finished goods are determined by net realizable values. An allowance for loss on decline in market value and obsolescence is provided, when necessary.

      Long-term Investments

      Long-term investments are recorded at cost when acquired. Investments acquired by contribution of technological know-how are credited to deferred credits among affiliates, which will be amortized to income over a period of five years.

      Investments in less than 20% owned listed companies where significant influence on operational decisions of the investees does not reside with the Group, are accounted for by the lower of aggregate cost or market value method. The unrealized loss resulting from the decline in market value of investments that are held for long-term investment purposes is deducted from the stockholders' equity. The market value is determined by the average closing price during the last month of the fiscal year. The Group's investments in less than 20% owned unlisted companies are accounted for under the cost method. Impairment losses for the investees will be recognized if an other than temporary impairment is evident and the book value after recognizing the losses shall be treated as a new cost basis of such investment.

      Investment income or loss from investments in both listed and unlisted companies is accounted for under the equity method provided that the Group owns at least 20% of the outstanding voting shares of the investees and has significant influence on operational decisions of the investees. The difference of the acquisition cost and the underlying equity in the investee's net assets is amortized over five years.

              UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

      Unrealized intercompany gains and losses arisen from transactions with equity investees are eliminated in proportion to the Group's ownership percentage while those from transactions with majority-owned subsidiaries are eliminated entirely in consolidation. Profit from sales of depreciable assets between the investee and the Company is amortized and recognized based on the assets' economic service lives. Profit from other types of intercompany transactions is recognized when realized. The increase in the Group's proportionate share in the net assets of its investee resulting from its subscription to additional shares of stock, issued by such investee, at the rate not proportionate to its existing equity ownership in such investee, is credited to a capital reserve account. Any decrease in the Group's proportionate share in the net assets of the investee is debited against the existing balance of the similar capital reserve account, where the credit balance can only be offset to zero. If any excess amount exists, it will be debited against unappropriated retained earnings.

      Property, Plant and Equipment

      Property, plant and equipment are stated at cost. Interest incurred on loans used to finance the construction of property, plant and equipment is capitalized and depreciated accordingly.

      Depreciation is provided on the straight-line basis using the economic service lives of the assets less any salvage value. When the economic service lives are completed, property, plant and equipment, which are still in use, are depreciated over the newly estimated remaining useful lives of the salvage value. The economic service lives of the property, plant and equipment are as follows: buildings - 3 to 55 years; machinery and equipment - 5 years; transportation equipment - 2 to 5 years; furniture and fixtures - 2 to 20 years; leased assets and leasehold improvements - the lease period, or economic service lives, whichever is shorter.

      Maintenance and repairs are charged to expense as incurred. Significant renewals and improvements are treated as capital expenditures and are depreciated accordingly. When property, plant and equipment are disposed of, their original cost and accumulated depreciation are written off and the related gain or loss is included as non-operating income or expenses.

      Deferred Charges

      Deferred charges are stated at cost and amortized on a straight-line basis as follows: intellectual property and technology license fee - the term of contract or economic lives of the related technology; software - 2 to 5 years; facilities use rights - 15 years; bonds issuance costs - over the life of the bonds; patents - over economic service lives; and acquired technological know-how - over the estimated useful life of the know-how.

              UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

      At each balance sheet date, the Group assesses whether there is any indication of impairment other than temporary. If any such indication exists, the recoverable amount is estimated and provision for impairment losses is provided accordingly.

      Convertible and Exchangeable Bonds

      The excess of the stated redemption price over the par value is accrued as compensation interest payable over the redemption period, using the effective interest method.

      When convertible bondholders exercise their conversion rights, the book value of bonds is credited to common stock at an amount equal to the par value of the common stock and the excess is credited to capital reserve; no gain or loss is recognized on bond conversion.

      When exchangeable bondholders exercise their rights to exchange for the reference shares, the book value of bonds is to be offset with the book value of the investment in reference shares and the related stockholder's equities accounts, with the difference recognized as gain or loss on disposal of investments.

      Pension Plan

      The Group has funded defined benefit pension plans covering regular employees and the pension fund is managed by independently administered pension fund associations. The net pension cost is computed based on an actuarial valuation in accordance with the provision of ROC SFAS No. 18, which requires consideration of pension cost components such as service cost, interest cost, expected return on plan assets and amortization of net obligation at transition.

      Capital Reserve

      The following shall accrue as capital reserve: (1) any premiums on capital stock; (2) the net appraisal surplus of each fiscal year; (3) any gain on disposal of assets (not applicable for 2001 and after); (4) the fair market value of assets received from a merged company in excess of assumed liabilities and payment for shares held by shareholders of the merged company; (5) any donated surplus; and (6) change in an equity investee's capital structure. Capital reserve shall be exclusively used to cover accumulated deficits when the legal reserve is insufficient to cover the deficits or distribution of stock dividends.

              UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

      Treasury Stock

      The Group adopted the ROC SFAS No. 30, which requires that treasury stock held by the companies themselves be accounted for under the cost method. Cost of treasury stock is shown as a deduction to stockholders' equity, while gain or loss of selling treasury stock is treated as an adjustment to capital reserves.

      The Company's stock held by its subsidiaries is also treated as treasury stock in the Company's stand-alone account since January 1, 2002.

      Revenue Recognition

      Revenue is recognized when title and liability for risk of loss or damage to the products have been transferred to customers usually upon shipment. Sales returns and discounts taking into consideration customers' complaint and past experience are accrued in the same year of sales. The connected cost is to be deducted from the total cost of goods sold.

      Capital Expenditures versus Operating Expenses

      An expenditure is treated as an asset when it is probable that future economic benefits associated with the expenditure will flow to the Group and the total amount exceeds certain level. Otherwise it is charged to expense as incurred.

      Research and Development

      Costs incurred by the Group in research and development activities are expensed as incurred.

      Derivative Financial Instruments

      Hedging instruments are accounted for on a net accrual basis in accordance with the contractual interest rate or foreign exchange rate. Other derivative instruments are carried at fair value on the balance sheet date with any changes in unrealized gain or loss charged or credited to earnings for the year.

      Minority Interests

      Minority interests in the statement of operations includes interest in the earnings or losses of less than wholly-owned subsidiaries and the pre-acquisition earnings or losses of companies acquired during the year that the Group was not entitled to recognize.

              UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

      Income Tax

      The Group adopted the ROC SFAS No. 22 "Accounting for Income Taxes" for inter-period and intra-period income tax allocation. Provision for income tax includes deferred tax resulting from temporary differences and investment tax credits. Deferred tax assets and liabilities are recognized for the expected tax consequences of temporary differences between the tax bases of assets and liabilities and their reported amounts in the financial statements using enacted tax rates and laws that will be in effect when the difference is expected to reverse. Valuation allowance on deferred tax assets is provided to the extent that it is more likely than not that the tax benefits will not be realized.

      Income taxes (10%) on unappropriated earnings are recorded as expenses in the year when the shareholders have resolved that the earnings shall be retained.

      According to the ROC SFAS No. 12, the Group recognized the tax benefit from the tax credit incurred at the year equipment acquired, or the year the expenditure arises from research and development.

      Earnings per Share

      Earnings per share is calculated according to the ROC SFAS No.24. Basic earnings per share is computed by dividing net income (loss) by weighted average number of shares outstanding during the year. Diluted earnings per share is calculated by taking basic earnings per share into consideration plus additional common shares that would have been outstanding if the dilutive share equivalents had been issued. The net income (loss) would also be adjusted for the interest derived from any underlying dilutive share equivalents. The weighted-average outstanding shares are restated for stock dividends and bonus share issues.

3. Accounting Changes

   On September 1, 2001, UNIPAC Optoelectronics Corp. ("UNIPAC") was merged into Acer Display Technology Inc. which was the surviving corporate entity and was renamed AU Optronics Corp. As the Group has lost its significant influence over the investee, the investment was then accounted for under the lower of cost or market value method. Similarly, upon the listing of MediaTek Incorporation on the Taiwan Stock Exchange in 2001, the Group lost its significant influence over MediaTek and therefore, the investment in MediaTek was accounted for under the lower of cost or market value method since then. Prior to these transactions, the Group's investments in UNIPAC and MediaTek Incorporation were accounted for by equity method.

              UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)


   Prior to January 1, 2002, treasury stock held by the Company's subsidiaries was accounted for in the consolidation level only. Since
   January 1, 2002, the Company has adopted ROC SFAS No. 30 to further include the Company's stock held by its subsidiaries as treasury stock in the Company's stand-alone account. This adoption has decreased the amount of long-term investment and stockholder's equity in the consolidated balance sheet by NT$172 million, respectively, representing the treasury stock held by an unconsolidated subsidiary. The net impact caused by the accounting changes is considered insignificant.

   During the six-month period ended June 30, 2003, the Company has acquired additional interests in Silicon Integrated Systems Corp., an investee acquired and accounted for under the lower of cost or market value method in December 2002, and was able to exercise significant influence over the investee since January 2003. As a result, the investment was accounted for under the equity method since then.

4. Cash and Cash Equivalents


                                              As of December 31,
                                         -------------------------------      As of June
                                            2001              2002             30, 2003
                                         --------------- ---------------   ----------------
                                           NT$'000           NT$'000           NT$'000
   Cash:
       Cash on hand                             4,050              4,849             3,730
       Checking and savings accounts       19,837,524          2,415,088         4,193,375
       Certificates of deposit             47,070,856         63,829,910        77,610,825
                                         --------------- ---------------   ----------------
          Subtotal                         66,912,430         66,249,847        81,807,930
   Cash equivalents:
       Commercial paper                     9,991,638          8,652,601         7,884,156
                                         --------------- ---------------   ----------------
          Total                            76,904,068         74,902,448        89,692,086
                                         =============== ===============   ================

              UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

5. Marketable Securities, Net

                                                                             As of December 31,            As of June
                                                                      ------------------------------
                                                                          2001              2002             30, 2003
                                                                      -------------     ------------       -----------
                                                                        NT$'000           NT$'000           NT$'000
   Mutual funds                                                           1,003,900                -            99,000
   Listed equity securities                                                 242,634           35,423            35,423
   Convertible bonds                                                         39,900        2,501,748           926,920
                                                                      -------------     ------------       -----------
         Subtotal                                                         1,286,434        2,537,171         1,061,343
   Less: Allowance for loss on decline in market value                            -          (10,806)          (11,575)
                                                                      -------------     ------------       -----------
         Net                                                              1,286,434        2,526,365         1,049,768
                                                                      =============     ============       ===========

6. Notes Receivable

                                                                             As of December 31,            As of June
                                                                      ------------------------------
                                                                          2001              2002             30, 2003
                                                                      -------------     ------------       -----------
                                                                        NT$'000           NT$'000           NT$'000
   Notes receivable                                                         215,692           85,371           396,300
                                                                      =============     ============       ===========

7. Accounts Receivable, Net

                                                                             As of December 31,            As of June
                                                                      ------------------------------
                                                                          2001              2002             30, 2003
                                                                      -------------     ------------       -----------
                                                                        NT$'000           NT$'000           NT$'000
   Accounts receivable                                                    9,484,042       12,785,534        15,615,219
   Less: Allowance for sales returns and discounts                         (448,037)        (666,095)         (782,456)
   Less: Allowance for doubtful accounts                                   (148,405)        (117,787)         (151,228)
                                                                      -------------     ------------       -----------
         Net                                                              8,887,600       12,001,652        14,681,535
                                                                      =============     ============       ===========

   Please refer to Note 23 for accounts receivable pledged as collateral.

              UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

8. Other Financial Assets, Current

                                                                             As of December 31,            As of June
                                                                      ------------------------------
                                                                          2001              2002             30, 2003
                                                                      -------------     ------------       -----------
                                                                        NT$'000           NT$'000           NT$'000
   Credit-linked deposits                                                         -        6,853,960         4,253,680
   Interest rate swaps                                                            -                -            14,966
   Less: noncurrent portion                                                       -         (873,000)       (2,563,920)
                                                                      -------------     ------------       -----------
          Net                                                                     -        5,980,960         1,704,726
                                                                      =============     ============       ===========


   Credit-linked deposits and repackage bonds were included in "cash and cash equivalents" and "long-term investments" respectively in 2002. However, during the six-month period ended June 30, 2003, the Taiwan SFC has amended its "Guidelines Governing the Preparation of Financial Reports by Securities Issuers" and defined a new account "other financial assets". As the credit-linked deposits and repackage bonds fall within the definition of this new account, they are now classified as "other financial assets" in accordance with the amended regulations and the comparatives were reclassified to conform to the new presentation.

9. Inventories, Net

                                                                             As of December 31,            As of June
                                                                      ------------------------------
                                                                          2001              2002             30, 2003
                                                                      -------------     ------------       -----------
                                                                        NT$'000           NT$'000           NT$'000
   Raw materials                                                            219,166          269,519           186,873
   Supplies and spare parts                                               1,206,801        1,434,987         1,451,928
   Work in process                                                        3,863,899        6,489,834         7,005,331
   Finished goods                                                         1,284,206          660,562           550,011
                                                                      -------------     ------------       -----------
          Subtotal                                                        6,574,072        8,854,902         9,194,143
   Less: Allowance for loss on decline in market value and
          obsolescence                                                     (856,869)        (414,897)         (836,457)
                                                                      -------------     ------------       -----------
          Net                                                             5,717,203        8,440,005         8,357,686
                                                                      =============     ============       ===========

   (1) The insurance coverage for inventories was sufficient as of December 31, 2001 and 2002, and June 30, 2003, respectively.

   (2) Inventories were not pledged.

              UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES NOTES TO CONSOLIDATED FIANCIAL STATEMENTS-(Continued)

10.  Long-term Investments

   (1)  Details of long-term investments are as follows:

        (Equity securities refer to common shares unless otherwise stated)

                                                                          As of December 31,
                                                         --------------------------------------------------
                                                                   2001                      2002             As of June 30, 2003
                                                         ------------------------ ------------------------- ------------------------
                                                         Percentage of             Percentage of            Percentage of
                                                         Ownership or              Ownership or             Ownership or
                   Invested Company                      Voting Rights   Amount    Voting Rights   Amount   Voting Rights   Amount
     --------------------------------------------------- ------------- ----------  ------------- ---------- ------------- ----------
     Investments accounted for under the equity method                   NT$'000                   NT$'000                  NT$'000
     UMC Capital Corporation                                100.00        348,084      100.00     1,028,460    100.00      1,011,904
     United Foundry Service, Inc.                           100.00         87,123      100.00        91,270    100.00         92,639
     United Microelectronics Corp. (Samoa)                       -              -      100.00         6,680    100.00         10,402
     Fortune Venture Capital Corporation                     99.99      3,491,844       99.99     3,013,016     99.99      2,458,565
     Sigence Inc.                                                -              -           -             -     94.00         15,747
     Pacific Venture Capital Co., Ltd.                       49.99        351,420       49.99       316,270     49.99        306,937
     VistaPoint, Inc.                                            -              -       35.65        34,224     48.77         62,030
     Chariotek Inc.                                              -              -           -             -     47.50         28,500
     Afa Technology Inc.                                         -              -       47.30        23,650     47.30         20,567
     Star Semiconductor Corp.                                    -              -       46.82        22,030     46.82         21,659
     DuPont Photomasks Taiwan Ltd.                           46.32      1,093,113       45.51     1,145,403     45.51      1,116,379
     Unitech Capital Inc.                                        -              -       42.00       729,999     42.00        732,757
     Ubit Technology Inc.                                        -              -           -             -     39.80         19,900
     Unimicron Technology Corp. (formerly known as
        World Wiser Electronics Incorporated)(Note A)        36.87      4,306,709       36.28     4,562,245     36.28      4,569,863
     UC Fund II                                              35.45        161,225       35.45       174,264     35.45        164,162
     VastView Technology Inc.                                    -              -           -             -     33.81         60,567
     Accelerated Communications, Inc.                            -              -       33.33       100,000     33.33         99,972
     RiRa Electronics Inc.                                   31.50         30,322       32.50        59,232     32.50         43,355
     United Radiotek Incorporation                           26.90         13,450       29.37        29,185     29.37         21,796
     Holtek Semiconductor Inc.                               28.76        551,507       25.61       563,906     27.78        694,654
     Ayuttha Technology Corp.                                    -              -           -             -     27.30         40,950
     Novatek Microelectronics Corp.                          26.82      1,019,824       25.83     1,195,123     26.45      1,505,041
     Faraday Technology Corp.                                26.68      1,686,592       25.61     1,776,611     25.61      1,855,376
     Wiseware Technology Corporation                             -              -           -             -     25.00         37,500
     Integrated Technology Express Inc.                      28.78        330,243       24.58       309,445     24.58        323,961
     Archtek Telecom Corporation                                 -              -       26.49             -     23.13         62,474
     Applied Component Technology Corp.                      31.00        158,414       23.66        94,055     21.81         72,460
     Harvatek Corp.                                          26.14        179,295       21.99       277,203     20.67        285,378
     High Bandwidth Access, Inc.                             11.92         19,191       20.13        82,934     20.04         43,710
     Patentop, Ltd. (Note B)                                 18.00         20,963       18.00        16,543     18.00         11,688
     Silicon Integrated Systems Corp. (Note E)                   -              -           -             -     16.18      5,478,584
     Advance Materials Corporation (Note B)                  15.78        183,209       15.78       169,836     15.78        166,443
     AMIC Technology (Taiwan), Inc. (Note B)                 13.62         72,402       13.62        56,894     13.62         55,937
     SerComm Corporation (Note B)                             7.81         58,619       11.48       159,465     11.13        173,513
     Integrated Telecom Express, Inc. (Note B)               18.99        847,826       18.97       733,647         -              -
     Plato Electronics (Cayman) Limited                      24.50        657,858           -             -         -              -
     Trecenti Technologies, Inc.                             40.00      1,779,990           -             -         -              -
     Broadmedia, Inc.                                        39.28              -           -             -         -              -
                                                                       ----------                ----------               ----------
        Subtotal                                                       17,449,223                16,771,590               21,665,370
                                                                       ----------                ----------               ----------

              UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

                                                                         As of December 31,
                                                         -------------------------------------------------
                                                                   2001                     2002             As of June 30, 2003
                                                         ------------------------ ------------------------ ------------------------
                                                         Percentage of            Percentage of            Percentage of
                                                         Ownership or             Ownership or             Ownership or
                   Invested Company                      Voting Rights   Amount   Voting Rights   Amount   Voting Rights   Amount
-------------------------------------------------------  ------------- ---------- ------------- ---------- ------------- ----------
                                                                         NT$'000                  NT$'000                 NT$'000
Investments accounted for under the cost method or the
  lower of cost or market value method
    Aptos Corp. (Note C)                                     26.07        112,076     26.07        112,076     26.07              -
    Pacific United Technology, L.P. (Fund) (Note C)          25.00         34,600     25.00         34,600     25.00         34,600
    Giga Solution Tech. Co., Ltd.                            19.44        105,000     19.44        105,000     19.44        105,000
    Vialta, Inc.                                                 -      1,248,457     17.80      1,248,457     17.80      1,248,457
    PixTech, Inc.                                            17.63        561,080     17.63              -     17.63              -
    Kits On Line Technology Corp.                            16.41         38,656     16.41         38,656     16.41         38,656
    InComm Technologies Co., Ltd.                            16.00         44,480     16.00         44,480     16.00         44,480
    Everglory Resource Technology Co., Ltd.                  19.03         74,000     15.14         74,000     15.14         74,000
    Enovation Group Inc.                                     14.34         73,807     14.34         11,809     14.34         11,809
    MediaTek Incorporation (Note D)                          15.17      1,339,839     13.21      1,213,655     13.13      1,206,469
    Integrated Photonics, Inc.                               11.46          6,244     11.46              -     11.46              -
    AU Optronics Corp. (Note D and F)                        18.86      8,318,624     11.37      6,759,855     11.31      6,759,855
    Sino-Aerospace Investment Corp.                          11.11         25,748     11.11              -     11.11              -
    Golden Technology Venture Capital Investment Corp.       10.67         80,000     10.67         80,000     10.67         80,000
    PrintTek International Inc.                                  -              -         -              -     10.53         30,000
    NCTU Spring I Technology Venture Capital Investment
      Corp.                                                  10.06         43,482     10.06         43,482     10.06         43,482
    RF Integration Corporation                                4.51         98,610      9.76         98,610      9.76         98,610
    TECO Nanotech Co., Ltd.                                   9.26        167,602      9.26              -      9.26              -
    Ascend Semiconductor Corp.                                9.00         36,000      9.00         14,400      9.00         14,400
    Union Technology Corporation                             15.00         18,000      9.00         18,000      9.00         18,000
    Fortune Semiconductor Corporation                         5.13         40,000      8.72         71,500      8.72         71,500
    United Industrial Gases Co., Ltd.                         8.52        146,250      8.44        146,250      8.44        146,250
    Subtron Technology Co., Ltd.                             11.02        339,000     11.02        339,000      8.07        244,080
    Pacific Technology Partners, L. P. (Fund)                 9.85        104,755      9.85        208,256      7.09        259,800
    ProSys Technology Integration, Inc.                       6.70         18,000      6.70          4,258      6.70          4,258
    NCTU Spring Venture Capital Co., Ltd.                     6.28         20,000      6.28         20,000      6.28         20,000
    Advanced Microelectronic Products, Inc.                   5.50        126,000      5.50        126,000      5.50        126,000
    Cosmos Technology Venture Capital Investment Corp.        5.03         40,000      5.03         40,000      5.03         40,000
    Industrial Bank of Taiwan Corp.                           5.00      1,150,000      5.00      1,150,000      5.00      1,150,000
    Parawin Venture Capital Corp.                                -              -      5.00         50,000      5.00         50,000
    Leadtek Resarch Inc.                                         -              -         -              -      4.78         99,875
    Coretronic Corporation.                                   5.49        276,192      4.59        276,192      4.59        276,192
    Taiwan Asia Pacific Venture Fund (Fund)                   4.15         29,295      4.15         29,295      4.15         29,295
    TECO Electric & Machinery Co., Ltd.                       3.94      1,535,895      4.02      1,535,298      4.06      1,535,099
    IBT Venture Co.                                           3.81         90,000      3.81         90,000      3.81         90,000
    Ultra Chip Inc.                                              -              -         -              -      3.70         38,000
    Billionton Systems Inc.                                      -              -         -              -      3.32         30,948
    Sheng-Hua Venture Capital Corp.                           2.50         50,000      2.50         50,000      2.50         50,000
    Princeton Technology Corporation                             -              -         -              -      2.50        102,453
    Pixart Imaging Inc.                                       2.00         10,000      1.95         10,140      1.95         10,140
    Largan Optoelectronics, Co., Ltd.                         1.96        102,380      1.45         79,989      1.45         79,989
    Mega Financial Holding Company                            4.98      4,991,630      1.35      4,991,630      1.35      4,991,630

              UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

                                                              As of December 31,
                                               --------------------------------------------------
                                                        2001                      2002                 As of June 30, 2003
                                               ------------------------   -----------------------   -------------------------
                                               Percentage of              Percentage of             Percentage of
                                                Ownership or               Ownership or              Ownership or
              Invested Company                 Voting Rights    Amount    Voting Rights   Amount    Voting Rights    Amount
--------------------------------------------   -------------    ------    -------------   ------    -------------    ------
                                                                NT$'000                   NT$'000                    NT$'000
Investments accounted for under the cost
 method or the lower of cost or market
 value method (continued)
    Hantek Technology Co., Ltd.                     3.14        42,330          2.70       42,330         0.82        11,026
    Premier Image Technology Corporation            0.70        27,964          0.64       27,964         0.64        27,964
    Ingenus Corp.                                   0.65        29,812          0.62       29,812         0.62             -
    SAMPO Corporation                               2.95       443,598          1.73      224,044         0.51        65,022
    King Yuan Electronics Co., Ltd.                 0.37        70,000          0.35       70,000         0.35        70,000
    Averlogic Corporation                              -             -          0.22        1,600         0.19         1,391
    Lattice Semiconductor Corporation                  -             -          0.44       65,740         0.11        15,851
    Broadcom Communications                            -         7,093             -        7,093            -         7,093
    VenGlobal Capital Fund III, L.P. (Fund)            -        33,195             -       33,195            -        33,195
    Taiwan High Speed Rail Corporation                 -             -             -            -            -       300,000
      (Preferred shares)
    LightCross, Inc. (Preferred shares)                -       206,880             -      206,880            -       206,880
    Linden Technologies, Inc. (Preferred
      shares)                                          -        92,385             -       92,385            -        92,385
    Aurora Systems, Inc. (Preferred shares)            -        72,226             -       72,226            -         6,355
    Chip Express Corporation (Preferred                -             -             -       68,198            -        68,198
      shares)
    ForteMedia, Inc. (Preferred shares)                -        65,000             -       65,000            -       108,456
    ChinaYES InfoMedia (Cayman), Inc.                  -        63,146             -       63,146            -        63,146
      (Preferred shares)
    Alpha & Omega Semiconductor Inc.                   -        46,883             -       46,883            -        46,883
      (Preferred shares)
    SandCraft, Inc. (Preferred shares)                 -        43,063             -       43,063            -        43,063
    Primarion, Inc. (Preferred shares)                 -        31,800             -       38,816            -        38,816
    Formerica International Holding, Inc.              -        30,898             -       30,898            -        30,898
      (Preferred shares)
    Triscend Corp. (Preferred shares)                  -        17,409             -       17,409            -         8,925
    Netlogic Microsystems, Inc. (Preferred             -         3,195             -        3,195            -         3,195
      shares)
    Tonbu, Inc. (Preferred shares)                     -       428,767             -            -            -             -
    NetEmpower Software Technologies, Inc.             -        92,388             -            -            -             -
      (Preferred shares)
    Octillion Communications, Inc.                     -        65,740             -            -            -             -
      (Preferred shares)
    Epogy Communication, Inc. (Preferred               -        49,704             -            -            -
      shares)                                                                                                              -
    AEM Technology, Inc. (Preferred shares)            -        28,715             -            -            -             -
    Prokia Technology Co., Ltd.                     3.13        48,000          3.13       48,000            -             -
    Ayuttha Technology Corp.                           -             -         11.00       16,500            -             -
    Silicon Integrated Systems Corp. (Note E)          -             -          4.46    1,267,580            -             -
    Smart Idea Holding Limited                         -             -         11.88      205,069            -             -
    Elite Flash Storage Technology Inc.            19.50        19,500         19.50       19,500            -             -
    Amkor Technology, Inc.                          0.09        99,541          0.13      101,696            -             -
    Stark Technology Inc.                           0.19         1,824             -            -            -             -
    National Venture Capital Corp.                 11.09        60,000             -            -            -             -
                                                           -----------                -----------                -----------
       Subtotal                                             23,716,758                 22,023,110                 20,502,069
                                                           -----------                -----------                -----------

   Other long-term investment                                   60,000                     60,000                     60,000
                                                           -----------                -----------                -----------
   Prepaid long-term investments                                     -                     54,486                          -
                                                           -----------                -----------                -----------
   Allowance for loss on decline in market value              (469,303)                (1,108,690)                (1,182,873)
                                                           -----------                -----------                -----------
       Total                                               $40,756,678                $37,800,496                $41,044,566
                                                           ===========                ===========                ===========

              UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)


Note A: Investment in UniMicron Technology Corp. was previously accounted for under the equity method. As of October 31, 2001, UniMicron Technology Corp. was merged into World Wiser Electronics Incorporated which is the surviving corporate entity and renamed as Unimicron Technology Corp.


Note B: Significant influences were exercised by the Group over the investees, therefore, equity method applied.

Note C: As the Group was not able to exercise significant influences over the investees, the investments were accounted for under the cost method.

Note D: Starting from the third quarter of 2001, the Group was unable to exercise significant influence over AU Optronics Corp. and MediaTek Incorporation's operations, personnel and financial policies. Accordingly, the Group changed its method of accounting for its investments in AU Optronics Corp. and MediaTek Incorporation from the equity method to lower of aggregate cost or market value method.

Note E: Starting from January 2003, the Group was able to exercise significant influence over Silicon Integrated Systems Corp. and therefore the method of accounting has been changed from lower of cost or market value to equity method.

Note F: Among the shares held by the Group in AU Optronics Corp., approximately 148,271 thousand shares with the book value of NT$2,096 million was utilized as reference shares for the Group's zero coupon exchangeable bonds issued in May 2002.

(2) The long-term investments were not pledged.

              UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)


11.  Property, Plant and Equipment

                                                                                   As of December 31, 2001
                                                                  -------------------------------------------------------
                                                                                         Accumulated
                                                                        Cost            Depreciation        Book Value
                                                                  -----------------  ------------------- ----------------
                                                                      NT$'000             NT$'000             NT$'000
     Land                                                                 1,854,306                 -           1,854,306
     Buildings                                                           15,458,094        (3,399,963)         12,058,131
     Machinery and equipment                                            214,158,546       (90,988,564)        123,169,982
     Furniture and fixtures                                               1,785,562          (893,914)            891,648
     Leasehold improvements                                                  93,535           (44,800)             48,735
     Construction in progress and prepaid equipment                      31,098,366                 -          31,098,366
                                                                  -----------------  ----------------    ----------------
                                                                        264,448,409       (95,327,241)        169,121,168
                                                                  =================  ================    ================

                                                                                   As of December 31, 2002
                                                                  -------------------------------------------------------
                                                                                         Accumulated
                                                                        Cost            Depreciation        Book Value
                                                                  -----------------  ------------------- ----------------
                                                                      NT$'000             NT$'000             NT$'000
     Land                                                                 1,796,419                 -           1,796,419
     Buildings                                                           16,985,813        (3,849,351)         13,136,462
     Machinery and equipment                                            254,010,057      (126,402,766)        127,607,291
     Furniture and fixtures                                               2,424,267        (1,161,371)          1,262,896
     Leasehold improvements                                                  86,319           (47,985)             38,334
     Construction in progress and prepaid equipment                      23,235,508                 -          23,235,508
                                                                  -----------------  ----------------    ----------------
                                                                        298,538,383      (131,461,473)        167,076,910
                                                                  =================  ================    ================

                                                                                     As of June 30, 2003
                                                                  -------------------------------------------------------
                                                                                         Accumulated
                                                                        Cost            Depreciation        Book Value
                                                                  -----------------  ------------------- ----------------
                                                                      NT$'000             NT$'000             NT$'000
     Land                                                                 1,559,454                 -           1,559,454
     Buildings                                                           17,001,975        (3,924,227)         13,077,748
     Machinery and equipment                                            258,383,260      (143,280,029)        115,103,231
     Furniture and fixtures                                               2,362,874        (1,150,975)          1,211,899
     Leasehold improvements                                                  83,238           (50,704)             32,534
     Construction in progress and prepaid equipment                      24,464,955                 -          24,464,955
                                                                  -----------------  ----------------    ----------------
                                                                        303,855,756      (148,405,935)        155,449,821
                                                                  =================  ================    ================

              UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

     (1) Depreciation expense of NT$24,403 million, NT$34,390 million, NT$36,568 million, NT$17,758 million and NT$19,303 million was incurred for each of the three years ended December 31, 2000, 2001 and 2002 and for the six-month periods ended June 30, 2002 and 2003, respectively.

     (2) The total amount of interest expenses incurred before capitalization amounted to NT$3,181 million, NT$2,730 million, NT$2,006 million, NT$1,080 million and NT$923 million for each of the three years ended December 31, 2000, 2001 and 2002 and for the six-month periods ended June 30, 2002 and 2003, respectively. The total capitalized interest amounted to NT$813 million, NT$204 million, NT$551 million, NT$275 million and NT$311 million for the three years ended December 31, 2000, 2001 and 2002 and for the six-month periods ended June 30, 2002 and 2003, respectively.

     (3) The insurance coverage for property, plant and equipment was sufficient as of December 31, 2001 and 2002, and June 30, 2003, respectively.

     (4) Please refer to Note 23 for property, plant and equipment pledged as collateral.

12.  Short-term Loans

                                               As of December 31,                   As of June 30,
                                   --------------------------------------
                                           2001                  2002                   2003
                                   --------------------- ----------------      ---------------------
                                          NT$'000               NT$'000               NT$'000
      Unsecured bank loans                  403,050           1,178,800             1,920,035
      Secured bank loans                    350,400                   -                     -
                                   ----------------      ---------------        -------------
        Total                               753,450           1,178,800             1,920,035
                                   ================      ==============         =============
      Interest rates                   0.59% - 9.50%       1.60% - 2.02%         1.61% - 1.86%
                                   ================      ==============         =============


     (1) The Group's unused short-term lines of credits amounted to NT$20,272 million, NT$17,538 million and NT$16,753 million as of December 31, 2001 and 2002, and June 30, 2003, respectively.

     (2) Please refer to Note 23 for assets pledged for short-term loans.

              UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

13.   Bonds Payable

                                                    As of December 31,            As of June 30,
                                            -----------------------------------
                                                 2001                 2002             2003
                                            ---------------      --------------   --------------
                                                NT$'000              NT$'000          NT$'000
      Secured domestic bonds payable              3,990,000           2,850,001        2,280,002
      Unsecured domestic bonds payable           25,000,000          25,000,000       40,000,000
      Euro convertible bonds payable             10,596,096          14,465,390       11,173,728
      Exchangeable bonds payable                          -           8,182,700        8,145,100
      Compensation interest payable                   4,415              83,392           97,596
                                            ---------------      --------------   --------------
        Subtotal                                 39,590,511          50,581,483       61,696,426
      Less: Current portion                      (1,140,000)         (1,139,999)     (11,830,603)
                                            ---------------      --------------   --------------
        Net                                      38,450,511          49,441,484       49,865,823
                                            ===============      ==============   ==============

      (1) On April 27, 2000, the Company issued five-year secured bonds amounting to NT$3,990 million with stated interest rate of 5.6%. The bonds are repayable in installments every six months from April 27, 2002 to April 27, 2005.

      (2) During the period from April 16 to April 27, 2001, the Company issued five-year and seven-year unsecured bonds totaling NT$15,000 million, each with face value of NT$7,500 million, and stated interest rates of 5.1195% through 5.1850% and 5.2170% through 5.2850%, respectively. The five-year bonds and seven-year bonds are repayable starting from April 2004 to April 2006 and April 2006 to April 2008, respectively, both in three yearly installments at the rates of 30%, 30% and 40%.

      (3) During the period from October 2 to October 15, 2001, the Company issued three-year and five-year unsecured bonds totaling NT$10,000 million, each with face value of NT$5,000 million, and with stated interest rates of 3.3912% through 3.420% and 3.4896% through 3.520%, respectively. The three-year bonds and five-year bonds are repayable in October 2004 and October 2006, respectively, upon the maturity of the bonds.

      (4) On December 12, 2001, the Company issued zero coupon convertible bonds amounting to US$302.4 million on the Luxembourg Stock Exchange ("LSE"). The terms and conditions of the bonds are as follows:

              UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

           a.  Final Redemption

               Unless previously redeemed, repurchased, cancelled or converted, the bonds will be redeemed at 101.675% of their principal amount on March 1, 2004.

           b.  Redemption at the Option of the Company

               The Company may redeem all, but not some only, of the bonds, subject to giving no less than 30 nor more than 60 days' advance notice, at the early redemption amount, provided that:

               (a) On or at any time after June 13, 2003, the closing price of the ADSs on the New York Stock Exchange or other applicable securities exchange on which the ADSs are listed on any ADS trading day for 20 out of 30 consecutive ADS trading days ending at any time within the period of five ADS trading days prior to the date of the redemption notice shall have been at least 130% of the conversion price or last adjusted conversion price, as the case may be, on each such day, or

               (b) At any time prior to maturity at least 90% in principal amount of the bonds have already been redeemed, repurchased, cancelled or converted.

           c.  Conversion Period

               (a) In respect of the Shares, on or after January 22, 2002 up to and including February 20, 2004 or

               (b) In respect of the ADSs, on or after the later of January 22,
                   2002 and the date on which the shelf registration statement covering resales of certain ADSs issuable upon conversion of the bonds has been declared effective by the US SEC, up to and including February 20, 2004.

           d.  Conversion Price

               The conversion price

               (a) In respect of the Shares, will be NT$69.60 per Share, and

              UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

               (b)  In respect of the ADSs, will be US$10.098 per ADS.

                    The applicable conversion price will be subject to adjustment for, among other things, subdivision or consolidation of Shares, including Shares represented by ADSs, bonus issues, right issues, distributions of cash and stock dividends and other dilutive events.

           e.  Reacquisition of the Bonds

               As of June 30, 2003, the Company has reacquired a total amount of US$61.7 million of the bonds from the public securities market. The corresponding loss on reacquisition amounting to NT$5 million for the six-month period ended June 30, 2003 was recognized as other losses.

      (5) On May 10, 2002, the Company issued LSE listed zero coupon exchangeable bonds exchangeable for common shares or ADSs of AU Optronics Corp. ("AUO") with an aggregate principal amount of US$235 million. The terms and conditions of the bonds are as follows:

           a.  Final Redemption

               Unless previously redeemed, exchanged or purchased and cancelled, the bonds will be redeemed at their principal amounts in US dollars on May 10, 2007.

           b.  Redemption at the Option of the Company

               The Company may redeem the bonds, in whole or in part, in principal amount thereof, on or after August 10, 2002 and prior to May 10, 2007 at their principal amount, if the market price of the AUO common shares, translated into US dollars at the prevailing exchange rate, for a period of 20 consecutive trading days, the last of which occurs not more than 10 days prior to the date upon which notice of such redemption is published, is at least 120% of the exchange price then in effect translated into US dollars at the rate of NT$34.645=US$1.00.

               The Company may also redeem the bonds, in whole, but not in part, at their principal amount if at least 90% in principal amount of the bonds has already been exchanged, redeemed or purchased and cancelled.

           c.  Redemption at the Option of Bondholders

               The Company will, at the option of the holders, redeem such bonds on February 10, 2005 at its principal amount.

              UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

           d.  Tax Redemption

               The Company may redeem all, but not part, of the bond, at any time at their principal amount in US dollars, in the event of certain changes in the ROC's tax rules which would require the Company to gross up for payments of principal, or to gross up for payments of interest or premium, if any, at a rate exceeding 20%.

           e.  Exchange

               Subject to prior permitted redemption and as otherwise provided in the offering, the bonds are exchangeable at any time on or after June 19, 2002 and prior to April 10, 2007, into AUO shares or AUO ADSs at an exchange price of NT$54.91 per share, determined on the basis of a fixed exchange rate of NT$34.645=US$1.00; provided however, that if the exercise date falls within five business days from the beginning of, and during, any closed period, the right of the exchanging holder of the bonds to vote with respect to the shares it receives will be subject to certain restriction.

               The exchange price will be subject to adjustment upon the occurrence of certain events including free distribution of AUO common shares by AUO; subdivision, consolidation or reclassification of AUO common shares, distribution of stock dividends by AUO, right issues and other dilutive events.

      (6) During the period from May 21 to June 24, 2003, the Company issued five-year and seven-year unsecured bonds totaling NT$15,000 million, each with face value of NT$7,500 million, and with stated interest rates of 4.0% minus USD 12-Month LIBOR and 4.3% minus USD 12-Month LIBOR, respectively. Interests are payable annually starting from one year after the issue. The five-year bonds and seven-year bonds are paid off in 2008 and 2010, respectively, upon the maturity of the bonds.

      (7) On March 25, 2002, the Company's subsidiary UMCJ issued LSE listed zero coupon convertible bonds with an aggregate principal amount of
           (Yen)17,000 million and the issue price was set at 101.75% of the principal amount. The terms and conditions of the bonds are as follows:

           a.  Final Redemption

               Unless previously converted, purchased and cancelled or redeemed, the bonds will be redeemed on March 26, 2007 at 100% of their principal amount.

              UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

           b.  Early Redemptions

               (a) On or at any time after March 25, 2005, UMCJ may redeem all but not some of the bonds if the last selling price of the shares reported on the OTC Market in Japan is at least 120% of the conversion price then in effect for at least 20 out of 30 consecutive trading days ending on the trading day immediately prior to the date of the notice of redemption; or the principal amount that have not been redeemed, repurchased and cancelled or converted is equal to or less than 10% of original aggregate principal amount.

               (b) In case of a Corporate Split or Share Exchange/ Share Transfer, UMCJ may redeem all but not some of the bonds on or prior to the effective date of the transaction, subject to giving no less than 30 nor more than 60 days' notice at the redemption amount, provided that UMCJ is not able to ensure holders of the bonds to be able to convert them into shares of stock and other securities and property which they would have received had the bonds been converted into shares immediately prior to the transaction or if such supplemental indenture is objected by holders of bonds of at least a majority in principal amount.

               (c) If a change in who controls UMCJ occurs, holders of the bonds will be able to require UMCJ to redeem their bonds on the date that is 85 days after the change of control occurs.

           c.  Conversion Period

               At any time on or after May 3, 2002 to and including March 19, 2007.

           d.  Conversion Price

               The conversion price was set at (Yen)400,000 per share and may be adjusted for subdivision or consolidation of shares, rights issues, distribution of cash and stock dividends and other dilutive events.

              UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

      (8) Repayments of the above bonds in the future years are as follows:
         (assuming the convertible bonds and exchangeable bonds are both paid off upon maturity)

                                 Bonds repayable in                                         Amount
          -----------------------------------------------------------------      -------------------------
                                                                                           NT$'000
          2003 (from July 1, 2003 to December 31, 2003 only)                               569,999
          2004                                                                          16,830,604
          2005                                                                           2,820,003
          2006                                                                          10,250,000
          2007                                                                          13,225,820
          2008 and thereafter                                                           18,000,000
                                                                                 -------------------------
                                                                                        61,696,426
                                                                                 =========================

14.  Long-term Loans

                                                      As of December 31,          As of June 30,
                                          -------------------------------------
                                                  2001             2002                2003
                                          --------------------- --------------- -----------------
                                                 NT$'000           NT$'000          NT$'000
      Secured long-term loans                   21,802,126        13,989,861        8,183,449
      Unsecured long-term loans                  3,022,875         5,531,250        4,371,000
      Less: Current portion                     (8,580,178)       (6,641,599)      (5,623,365)
                                          ----------------      ------------   --------------------
        Net                                     16,244,823        12,879,512        6,931,084
                                          ================      ============   ====================
     Interest rates                           1.55% - 5.34%     0.95% - 3.35%     0.95% - 2.68%
                                          ================      ============   ====================

      (1) The above long-term loans will be repaid by installments with the last payment on May 14, 2009. Repayments in the coming years respectively are as follows:

                            Long-term loans repayable in                               Amount
          -----------------------------------------------------------------  -----------------------
                                                                                      NT$'000
          2003 (from July 1, 2003 to December 31, 2003 only)                         2,811,162
          2004                                                                       5,336,727
          2005                                                                       3,001,333
          2006                                                                         900,821
          2007                                                                         290,377
          2008 and thereafter                                                          214,029
                                                                             -----------------------
                                                                                    12,554,449
                                                                             =======================

              UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

      (2) The Group's long-term loans denominated in foreign currency amounted to US$176 million, (Yen)18,423 million and US$100 million,
           (Yen)18,750 million as of December 31, 2001 and 2002, respectively. As of June 30, 2003, the long-term loans denominated in foreign currency amounted to US$97 million and (Yen)15,000 million.

      (3)  Assets pledged as collateral to secure these loans are detailed in
           Note 23.

15.  Pension Plan and Net Pension Cost

     The following tables set forth the actuarial assumptions, funded status and amounts recognized for the Group's defined benefit pension plans:

                                                                For the year ended December 31,
                                     ---------------------------------------------------------------------------------------
                                              2000                      2001                            2002
                                     ------------------------ -------------------------- -----------------------------------
                                     The Company     UMCJ      The Company      UMCJ     The Company      UMO       UMCJ
                                     ------------- ---------- -------------- ----------- ------------- ---------- ----------
     Discount rate                      6.00%        3.00%        4.50%        2.00%        4.00%        4.00%      2.00%
     Rate of compensation increase      6.00%        3.71%        6.50%        3.71%        5.50%        6.00%      3.71%
     Expected return on plan assets     6.00%        4.62%        4.50%        1.00%        3.25%        3.25%      1.00%

                                                            For the six-month period ended June 30,
                                     ---------------------------------------------------------------------------------------
                                                    2002                                        2003
                                     ------------------------------------ --------------------------------------------------
                                        The Company           UMCJ         The Company          UMO              UMCJ
                                     ------------------- ---------------- --------------- ----------------- ----------------
     Discount rate                         4.00%              2.00%           3.25%            3.25%             2.00%
     Rate of compensation increase         6.00%              3.71%           5.00%            5.00%             3.71%
     Expected return on plan assets        4.00%              1.00%           2.50%            2.50%             1.00%

              UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

                                                           As of December 31,      As of June 30,
                                                     ---------------------------
                                                         2001            2002          2003
                                                     -----------     -----------  ---------------
                                                       NT$'000         NT$'000        NT$'000
Change in benefit obligation during the period:
   Projected benefit obligation at January 1,        (2,549,107)     (2,637,063)    (3,287,327)
   Service cost                                        (375,812)       (427,082)      (238,660)
   Interest cost                                       (142,885)       (110,230)       (61,145)
   Benefits paid                                          7,881           9,379          3,254
   Gain (loss) on projected benefit obligation          422,860        (119,325)        38,267
   Transition obligation                                      -          (3,006)             -
                                                     ----------      ----------     ----------
   Projected benefit obligation at period end        (2,637,063)     (3,287,327)    (3,545,611)
                                                     ==========      ==========     ==========

                                                          As of December 31,      As of June 30,
                                                     --------------------------
                                                        2001            2002           2003
                                                     -----------     ----------     ----------
                                                        NT$'000        NT$'000        NT$'000
Change in pension assets during the period:
   Fair value of plan assets at January 1,              693,559         824,092        991,058
   Actual return on plan assets                          22,096          16,250         16,904
   Employer contributions                               130,615         143,477         97,369
   Benefits paid                                         (7,881)         (9,379)        (3,254)
   Others                                               (14,297)         16,618         (4,772)
                                                     ----------      ----------     ----------
   Fair value of plan assets at period end              824,092         991,058      1,097,305
                                                     ==========      ==========     ==========

                                                          As of December 31,      As of June 30,
                                                     ---------------------------
                                                         2001            2002          2003
                                                     -----------     -----------    ----------
Funded status at period end:                           NT$'000         NT$'000        NT$'000
   Fair value of plan assets                            824,092         991,058      1,097,305
   Projected benefit obligation                      (2,637,063)     (3,287,327)    (3,545,611)
                                                     ----------      ----------     ----------
   Funded status                                     (1,812,971)     (2,296,269)    (2,448,306)
   Unrecognized transition obligation                   326,000         296,565        275,932
   Unrecognized net actuarial loss                       63,354         160,577        125,128
   Accrued pension payable                              (89,760)       (127,706)             -
   Intangible assets                                    (74,946)        (63,953)             -
   Others                                                (2,699)              -           (404)
                                                     ----------      ----------     ----------
   Accrued pension liabilities                       (1,591,022)     (2,030,786)    (2,047,650)
                                                     ==========      ==========     ==========

              UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

                                                                                                   For the six-month period
                                                            For the year ended December 31,             ended June 30,
                                                       ------------------------------------------ ----------------------------
                                                           2000          2001          2002           2002          2003
                                                       ------------- ------------- -------------- ------------- --------------
     Components of net periodic cost for the period:       NT$'000       NT$'000       NT$'000        NT$'000       NT$'000
          Service cost                                     413,264       375,812       427,082        212,542       238,660
          Interest cost                                    115,600       142,885       110,230         54,951        61,145
          Expected return on plan assets                   (34,870)      (38,335)      (30,258)       (15,085)      (13,241)
          Recognition of transition asset                   39,367        38,523        39,537         19,538        19,799
          Recognition of actuarial loss                     13,636        11,433         6,129          2,940         2,956
                                                       ------------- ------------- -------------- ------------- --------------
          Net periodic cost                                546,997       530,318       552,720        274,886       309,319
                                                       ============= ============= ============== ============= ==============

16.  Capital Stock

     (1) As recommended by the board of directors and approved by the shareholders' meeting on May 30, 2001, the Company issued 1,864,243 thousand new shares from the capitalization of retained earnings of NT$17,151 million and employees' bonus of NT$1,491 million with the effective date on July 21, 2001.

     (2) As recommended by the board of directors and approved by the shareholders' meeting on June 3, 2002, the Company issued 2,139,150 thousand new shares from the capitalization of retained earnings of NT$19,680 million and employees' bonus of NT$1,711 million. The effective date of the issuance was on August 11, 2002.

     (3) As recommended by the board of directors and approved by the shareholder's meeting on June 9, 2003, the Company issued 665,898 thousand new shares from the capitalization of retained earnings of NT$6,079 million and employees' bonus of NT$580 million. The effective date of the issuance will be on July 21, 2003.

     (4) As of June 30, 2003, 22,000,000 thousand common shares were authorized to be issued and 15,474,845 thousand common shares were issued, each at par of NT$10.

     (5) The Company has issued 173,693 thousand ADSs as of June 30, 2003. The number of common shares represented by the ADSs is 868,467 thousand shares.

              UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

     (6) On September 11, 2002, the Company was authorized by the relevant government authorities to issue Employee Stock Options.
          The total number of options to be granted under the plan is one billion units, with each unit entitling the optionee to subscribe for one share of the Company's common stock. Settlement upon the exercise of the stock options will be made through the issuance of new shares by the Company. The grant period for options is six years and an optionee may exercise his/her options in accordance with certain schedules as prescribed by the plan starting from two years after the grant. Detailed information relevant to the Employee Stock Options is disclosed as follows:

                                          Total number of          Total number of
                                          options granted         options outstanding          Exercise price
                Date of grant             (in thousands)            (in thousands)                (in NT$)
          -------------------------   ----------------------    -------------------------    -------------------
          October 7, 2002                      939,000                   896,506                    $20.0
          January 3, 2003                       61,000                    54,950                    $22.5

17.  Treasury Stock

     The Company bought back its own shares from the open market during the years ended December 31, 2001, 2002 and the six-month period ended June 30, 2003. Details of the treasury stock transactions are as follows:

                                                                              Shares bought during
                                                                As of             the year ended             As of
     (In thousand shares)                                     January 1,           December 31,           December 31,
                                                           ---------------  --------------------------  ----------------
                             Purpose                             2001            2001         2002           2002
     ----------------------------------------------------  ---------------  ------------- ------------  ----------------
     For transfer to employees                                   32,435           4,990      49,114          86,539
     For conversion of the convertible bonds into shares              -         129,035      20,693         149,728
                                                           ---------------  ------------- ------------  ----------------
              Total Shares                                       32,435         134,025      69,807         236,267
                                                           ===============  ============= ============  ================

     (In thousand shares)                                 Shares bought during the
                                                           six-month period ended
                            Purpose                             June 30, 2003              As of June 30, 2003
     ---------------------------------------------------- ----------------------------- -------------------------
     For transfer to employees                                      99,195                       185,734
     For conversion of the convertible bonds into shares                 -                       149,728
                                                          ----------------------------- -------------------------
              Total Shares                                          99,195                       335,462
                                                          ============================= =========================

              UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

     According to Stock Exchange Regulations of Taiwan, total shares of treasury stock shall not exceed 10% of the Company's stock issued. Total purchase amount shall not exceed sum of retained earnings and capital reserve-premiums and realized capital reserve. As such, the maximum number of shares of treasury stock that the Company can hold as of June 30, 2003 is 1,547,485 thousand shares while the ceiling of the amount is NT$56,813 million. As of June 30, 2003, the Company held 335,462 thousand shares of treasury stock, which amounted to NT$10,875 million.

     Treasury stock shall not be pledged, nor does it possess voting rights or receive dividends, in compliance with Stock Exchange Regulations of Taiwan.

     As of June 30, 2003, The Company's subsidiaries Hsun Chieh and Fortune Venture held 484,045 thousand shares and 17,633 thousand shares of the Company's stock, with a book value of NT$23.39 and NT$9.75 per share, respectively. The average closing price during June 2003 was NT$23.39.

18.  Retained Earnings

     In accordance with the Company's Articles of Incorporation, current year's earnings, if any, shall be distributed in the following order:

     (1) Payment of all taxes and dues;
     (2) Offset prior years' operation losses;
     (3) Set aside 10% of the remaining amount after deducting items (1) and (2) as a legal reserve;
     (4) Set aside 0.1% of the remaining amount after deducting items (1), (2) and (3) as directors' and supervisors' remuneration;
     (5) After deducting items (1), (2) and (3) above from the current year's earnings, any portion of the remaining amount together with the prior years' unappropriated earnings is to be allocated as follows: no less than 5% as employees' bonus which will be settled through issuance of new shares of the Company. Employees of the Company's subsidiaries meeting certain requirements determined by the board of directors are also eligible for the employees' bonus;
     (6) The distribution of the remaining portion, if any, will be recommended by the board of directors and approved by the shareholders' meeting.

     The Company's Articles of Incorporation further provides that at least 50% of the dividends to the Company's shareholders, if any, must be paid in the form of stock dividends. Accordingly, no more than 50% of the dividends can be paid in the form of cash.

              UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

    Details of the distribution of 2000, 2001 and 2002 dividends and employees' bonus approved by the shareholders' meeting on May 30, 2001, June 3, 2002, and June 9, 2003, respectively, were as follows:

                                                2000        2001        2002
                                            ----------   ----------  ----------
                                              NT$'000     NT$'000      NT$'000

    Cash dividends per share (in dollars)            -           -           -
    Stock dividends per share (in dollars)         1.5         1.5       0.401
    Employees' cash bonus                            -           -           -
    Employees' stock bonus                   1,491,395   1,711,320     579,727

19. Operating Costs and Expenses

    The Group's personnel, depreciation, and amortization expenses are summarized as follows:

                                                             For the year ended December 31,
                        -------------------------------------------------------------------------------------------------------
                                      2000                               2001                               2002
                        ---------------------------------- --------------------------------  ----------------------------------
                         Operating  Operating               Operating  Operating              Operating  Operating
                           costs     expenses     Total       costs     expenses    Total       costs     expenses     Total
                        ----------- ---------- ----------- ---------- ----------  ---------  ----------  ---------- -----------
                          NT$'000     NT$'000    NT$'000     NT$'000    NT$'000    NT$'000     NT$'000    NT$'000     NT$'000
  Personnel expenses
     Salaries            5,867,225   1,865,045  7,732,270   4,251,480  2,276,768  6,528,248   5,083,606  2,122,316   7,205,922
     Labor and health
      insurance            391,719     100,686    492,405     394,672    140,628    535,300     405,291    145,184     550,475
     Pension               435,696     121,886    557,582     443,603    183,189    626,792     463,178    146,772     609,950
     Other personnel
      expenses             615,934     266,475    882,409     102,392    169,049    271,441     201,463    200,235     401,788
  Depreciation          23,260,723   1,142,597 24,403,320  32,939,545  1,450,647 34,390,192  34,895,683  1,671,852  36,567,535
  Amortization             303,782     838,330  1,142,112     383,920  1,325,479  1,709,399     326,379  1,164,565   1,490,944

                                                        For the six-month period ended June 30,
                                --------------------------------------------------------------------------------------------
                                                    2002                                          2003
                                --------------------------------------------- ----------------------------------------------
                                  Operating      Operating                       Operating      Operating
                                    costs         expenses         Total           costs         expenses           Total
                                -------------  --------------- -------------- --------------  -------------- ---------------
                                    NT$'000        NT$'000          NT$'000       NT$'000        NT$'000          NT$'000
  Personnel expenses
     Salaries                      2,415,225      1,096,860        3,511,905     2,915,552      1,199,625        4,115,177
     Labor and health insurance      181,012         76,291          257,303       226,650         73,222          299,872
     Pension                         220,904        104,900          325,804       102,088         99,118          201,206
     Other personnel expenses         95,483         74,725          170,208       103,063        164,751          267,814
  Depreciation                    16,903,958        854,300       17,758,258    18,375,341        927,473       19,302,814
  Amortization                       118,981        782,081          901,062        73,974        652,973          726,947

    The numbers of employees as of December 31, 2001, 2002 and June 30, 2003 were 9,534, 10,167 and 10,174, respectively.

              UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

20. Income Tax

    Reconciliation between the income tax expense (benefit) and the income tax calculated on pre-tax financial statement income based on the statutory tax rate is as follows:

                                                                                                      For the six-month period
                                                             For the year ended December 31,                ended June 30,
                                                      --------------------------------------------- ------------------------------
                                                           2000           2001           2002            2002            2003
                                                      --------------- -------------- ------------------------------  -------------
                                                           NT$'000        NT$'000        NT$'000        NT$'000        NT$'000
    Tax on pre-tax income (loss) at statutory tax
       rate                                              13,082,290     (1,641,509)     1,663,022      1,091,651        729,369
    Reduction in tax rate for Science-Based
       Industrial Park                                   (2,527,904)             -              -              -              -
    Variation in statutory tax rates for
       non-technology park companies and oversea
       entities                                             335,723       (227,044)       166,997         32,143         42,904
    Change in tax rate                                            -     (1,142,582)             -              -            797
    Tax exemption due to 4-year tax holiday              (3,889,913)             -              -              -              -
    Investment (income) loss                             (1,126,984)       300,371         55,445        245,274         43,577
    Gain on disposal of investments                         (95,689)      (558,838)    (1,602,035)    (1,656,857)       (66,249)
    Change in valuation allowance against tax credit      1,171,575      6,861,925      2,957,538      1,257,911      1,019,271
    Increase in investment tax credit                    (6,459,674)    (8,842,305)    (3,999,022)    (1,209,668)    (1,622,420)
    Change in valuation allowance against loss
       carry-forward                                     (1,410,160)             -       (224,994)      (868,215)         3,726
    Estimated 10% corporate income tax on
       un-appropriated earnings                                   -      1,909,261         46,705         93,410        126,794
    Adjustment of prior year's tax expense                 (136,744)       201,480         37,916        146,922          2,870
    Tax on interest income separately taxed                  30,342         21,688         12,062          5,936          3,252
    Other permanent differences                             936,076         77,564      1,157,097      1,049,115        166,464
                                                        -----------    -----------    -----------    -----------    -----------
    Income tax (benefit) expense                            (91,062)    (3,039,989)       270,731        187,622        450,355
                                                        ===========    ===========    ===========    ===========    ===========

              UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

    Net current deferred tax assets are included in other current assets as of December 31, 2001, 2002 and June 30, 2003. Significant components of deferred tax assets and liabilities were as follows:

                                                                      As of December 31,          As of June 30,
                                                               --------------------------------
                                                                    2001              2002            2003
                                                               ------------        ------------   -----------
    Deferred tax assets                                           NT$'000             NT$'000       NT$'000
      Investment tax credit                                     18,626,824          22,625,846     21,114,291
      Loss carry-forward                                         3,846,362           4,315,169      4,307,359
      Allowance on sales returns and discounts                     112,009             135,077        144,401
      Allowance for loss on obsolescence of inventories            214,217             101,584        207,141
      Pension                                                      352,229             469,056        488,548
      Organization Cost                                             30,382                 509            812
      Others                                                       317,680             224,112        220,094
                                                               -----------         -----------    -----------
    Total deferred tax assets                                   23,499,703          27,871,353     26,482,646
      Valuation allowance                                      (10,932,530)        (14,037,226)   (12,955,465)
                                                               -----------         -----------    -----------
    Net deferred tax assets                                     12,567,173          13,834,127     13,527,181
                                                               -----------         -----------    -----------
    Deferred tax liabilities
      Depreciation                                               4,195,274           5,282,085      5,400,990
      Others                                                        45,801             324,542        231,696
                                                               -----------         -----------    -----------
      Total deferred tax liabilities                             4,241,075           5,606,627      5,632,686
                                                               -----------         -----------    -----------
      Total net deferred tax assets                              8,326,098           8,227,500      7,894,495
                                                               ===========         ===========    ===========
      Net deferred tax assets - current                          3,954,867           2,994,572      2,346,303
      Net deferred tax assets - noncurrent                       4,371,231           5,232,928      5,548,192
                                                               -----------         -----------    -----------
             Total net deferred tax assets                       8,326,098           8,227,500      7,894,495
                                                               ===========         ===========    ===========

    The Company's income tax returns for all fiscal years through 1999 have been assessed and approved by the Tax Authority.

    The Company is located in the Hsin-Chu Science-Based Industrial Park (HSIP). In order for business operations to be eligible to locate in the HSIP, the operations must be high technology related manufacturing activities. Based on the HSIP regulations, a preferential income tax rate of 20%, instead of 25% applicable to other business entities located in Taiwan, is imposed on profits generated from HSIP business operations through the year 2000. Starting from 2001, the preferential income tax rate of 20% is no longer available to HSIP business operations and the standard tax rate of 25% is applied.

              UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

    Pursuant to the "Statute for the Establishment and Administration of Science-Based Industrial Park", the Company was granted several four-year income tax exemption periods with respect to income derived from expansion of operations located in HSIP. The starting date of the exemption period attributable to the expansion in 1999 has not yet been decided by the Company. The other exemption periods will expire in December 2007.

    An enterprise earns an investment tax credit for the amount invested in production equipment, research and development expenditure, employee training expenditure and other related costs. This credit may be applied over a period of five years.

    As of June 30, 2003, the Group's unused investment tax credit is as follows:

            Expiration Year               Investment tax credits
     ----------------------------        ------------------------
                                                NT$'000
                2003                           3,969,745
                2004                           6,396,267
                2005                           5,094,171
                2006                           2,901,673
                2007                           2,752,435
                                         ------------------------
                                              21,114,291
                                         ========================

    Under the rules of the Income Tax Law, operating loss can be carried forward for five years. As of June 30, 2003, the unutilized accumulative loss brought forward amounted to NT$16,393 million, which will expire in 2006 through 2008.

    The new Taiwan imputation tax system requires that any undistributed current earnings, on tax basis of a company derived on or after January 1, 1998, be subject to an additional 10% corporate income tax if the earnings are not distributed before a specific time. This 10% additional tax on undistributed earnings paid by the company can be used as tax credit by shareholders, including foreign shareholders, against the withholding tax on dividends. In addition, the domestic shareholders can claim a proportionate share in the company's corporate income tax as tax credit against its individual income tax liability effective 1998.

    As of June 30, 2003, the balance of imputation credit account ("ICA") was NT$93 million. The actual creditable ratio for the appropriation of 2000 and 2001 retained earnings was 1.04% and 1.79%, respectively, while the expected creditable ratio for the appropriation of 2002 retained earnings was 1.08%.

    The ending balance of unappropriated earnings available for 2003 appropriation amounted to NT$3,672 million, of which NT$64 million was earned prior to January 1, 1998.

              UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

21. Earnings Per Share (shares expressed in thousands)


    (1) Basic and diluted earnings (loss) per share are disclosed as follows:

                                                                                                    For the six-month period ended
                                                             For the year ended December 31,                    June 30,
                                                    ---------------------------------------------   ------------------------------
                                                         2000            2001            2002            2002             2003
                                                    -------------   --------------- -------------   ---------------  -------------
                                                       NT$'000         NT$'000         NT$'000          NT$'000         NT$'000
Net income (loss)                                      50,780,378       (3,157,302)     7,072,032         4,661,755      3,090,204
Effect of dilution:
  Convertible bonds                                             -            3,311         59,233            28,441         29,079
                                                    -------------   --------------  -------------   ---------------  -------------
Adjusted net income (loss) assuming dilution           50,780,378       (3,153,991)     7,131,265         4,690,196      3,119,283
                                                    =============   ==============  =============   ===============  =============
Weighted average outstanding common shares             10,754,127       12,829,615     14,753,187        12,698,832     14,682,742
Effect of dilution:
  Employee stock options                                        -                -         41,590                 -         47,914
  Convertible bonds                                             -                -        149,733           129,032        149,733
                                                    -------------   --------------  -------------   ---------------  -------------
Adjusted weighted average common shares assuming
    dilution                                           10,754,127       12,829,615     14,944,510        12,827,864     14,880,389
                                                    =============   ==============  =============   ===============  =============
Retroactively adjusted weighted average
    outstanding common shares                          14,545,699       14,920,842                       14,768,741
                                                    =============   ==============                  ===============
Retroactively adjusted weighted average
    outstanding common shares assuming dilution        14,545,699       14,920,842                       14,918,805
                                                    =============   ==============                  ===============
Earnings (loss) per share (in dollars) - basic               3.49            (0.21)          0.48              0.32           0.21
                                                    =============   ==============  =============   ===============  =============
Earnings (loss) per share (in dollars) - diluted             3.49            (0.21)          0.48              0.31           0.21
                                                    =============   ==============  =============   ===============  =============

    According to financial guidelines issued in 2000, the Company's stock held by its subsidiaries are to be considered as treasury stock effective from 2002. According to ROC SFAS No.30, "Accounting for Treasury Stock", the calculation of basic earnings per share for the year ended December 31, 2001 is not required to be adjusted retroactively the Company's stock held by subsidiaries.

              UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

 (2) Pro forma information on earnings as if the Company's unconsolidated subsidiary Fortune Venture's investment in the Company is not treated as treasury stock is set out as follows:

                                                                             For the year ended December 31, 2002
                                                                         ------------------------------------------
                                                                               Basic                     Diluted
                                                                         --------------              --------------
                                                                              NT$'000                    NT$'000
Net income                                                               $  7,072,032                $  7,131,265
                                                                         ============                ============

Outstanding common shares at beginning                                     12,748,327                  12,748,327
Stock dividends and employees' bonus at 16.30%                              2,077,977                   2,077,977
Weighted average treasury stock                                               (55,284)                    (55,284)
Weighted average employee stock options accounted for under treasury
   stock method                                                                     -                      41,590
Weighted average shares assume converted from convertible bonds                     -                     149,733
                                                                         ------------                ------------
Outstanding weighted average shares                                        14,771,020                  14,962,343
                                                                         ============                ============

Earnings per share
   Net income (in dollars)                                               $       0.48                $       0.48
                                                                         ============                ============

                                                                         For the six-month period ended June 30, 2002
                                                                         --------------------------------------------
                                                                            Basic                       Diluted
                                                                         ------------                ------------
                                                                            NT$'000                     NT$'000
Net income                                                               $  4,661,755                $  4,690,196
                                                                         ============                ============

Outstanding common shares at beginning                                     12,748,327                  12,748,327
Stock dividends and employees' bonus at 16.30%                              2,077,977                   2,077,977
Weighted average treasury stock                                               (39,730)                    (39,730)
Weighted average shares assume converted from convertible bonds
                                                                                    -                     150,064
                                                                         ------------                ------------
Outstanding weighted average shares                                        14,786,574                  14,936,638
                                                                         ============                ============

Earnings per share
   Net income (in dollars)                                               $       0.32                $       0.31
                                                                         ============                ============

              UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

                                                                            For the six-month period ended June 30, 2003
                                                                            --------------------------------------------
                                                                               Basic                          Diluted
                                                                            ------------                   -------------
                                                                               NT$'000                        NT$'000
     Net income                                                                3,090,204                      3,119,283
                                                                             ===========                    ===========

     Outstanding common shares at beginning                                   14,754,533                     14,754,533
     Weighted average treasury stock                                             (54,158)                       (54,158)
     Weighted average employee stock options accounted for under treasury
        stock method                                                                   -                         47,914
     Weighted average shares assume converted from convertible bonds                   -                        149,733
                                                                             -----------                    -----------
     Outstanding weighted average shares                                      14,700,375                     14,898,022
                                                                             ===========                    ===========

     Earnings per share
        Net income (in dollars)                                                     0.21                           0.21
                                                                             ===========                    ===========

(3) Pro forma information on earnings as if the distribution of 2002 stock dividends and employees' bonus at 4.4% on July 21, 2003 is adjusted retroactively:

                                                                                                   For the six-month period
                                                            For the year ended December 31,            ended June 30,
                                                     ------------------------------------------   --------------------------
                                                         2000           2001            2002           2002          2003
                                                     ----------     ------------    --------------------------   -----------
                                                        NT$'000        NT$'000         NT$'000       NT$'000        NT$'000
     Net income (loss)                                50,780,378     (3,157,302)      7,072,032     4,661,755      3,090,204
                                                     ===========    ===========     ===========   ===========    ===========
     Adjusted net income (loss) assuming dilution     50,780,378     (3,153,991)      7,131,265     4,690,196      3,119,283
                                                     ===========    ===========     ===========   ===========    ===========
     Weighted average outstanding common shares       15,185,710     15,577,359      15,402,327    15,418,566     15,328,783
     Adjusted weighted average outstanding
        common shares assuming dilution               15,185,710     15,577,359      15,602,068    15,574,877     15,569,268
     Earnings (loss) per share - basic and
        diluted (in dollars)                                3.34          (0.20)           0.46          0.30           0.20
                                                     ===========    ===========     ===========   ===========    ===========

              UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

22.  Related Party Transactions

                      Name of Related Parties                                     Relationship
     -------------------------------------------------------    ------------------------------------------------
     DuPont Photomasks Taiwan Ltd.                              Equity investee
     Novatek Microelectronics Corp.                             Equity investee
     Holtek Semiconductor Inc. (Holtek)                         Equity investee
     Integrated Technology Express Inc.                         Equity investee
     Unimicron Technology Corp. (UTC)                           Equity investee
     Faraday Technology Corp.                                   Equity investee
     Applied Component Technology Corp.                         Equity investee
     Silicon Integrated Systems Corp.                           Equity investee
     AMIC Technology (Taiwan), Inc. (AMIC-Taiwan)               Equity investee
     United Microelectronics (Europe) B.V. (UMC BV) (Note 1)    Equity investee
     Ayuttha Technology Corp.                                   Equity investee
     High Bandwidth Access, Inc.                                Equity investee
     United Radiotek Incorporation                              Equity investee
     Ubit Technology Inc.                                       Equity investee
     RiRa Electronics Inc.                                      Equity investee
     Davicom Semiconductor, Inc. (Davicom)                      Equity investee (Note 2)
     MediaTek Incorporation (MediaTek)                          The Company is its supervisor
     TECO Electric & Machinery Co., Ltd.                        The Company is its director and supervisor
     AU Optronics Corp.                                         The Company is its director and supervisor
     Chiao Tung Bank (Chiao Tung)                               The Company is its parent company's director and supervisor
     Industrial Bank of Taiwan Corp. (IBT)                      The Company is its major shareholder
     Ascend Semiconductor Corp.                                 The Company's subsidiary is its director and supervisor
     Averlogic Corporation                                      The Company's subsidiary is its director and supervisor
     Trident Technologies, Inc.                                 The Company's subsidiary is its director and supervisor
     Fortune Semiconductor Corporation                          The Company's subsidiary is its director
     Princeton Technology Corporation                           The Company's subsidiary is its director
     Silicon 7, Inc.                                            The Company's subsidiary is its director
     Shin-Etsu Handotai Taiwan Co., Ltd. (Shin-Etsu)            The Company's subsidiary is its director
     Giga Solution Tech. Co., Ltd.                              The Company's subsidiary is its director
     Infineon Technologies, Asia Pacific Pte Ltd.               Affiliated Company of UMCi

     Note 1: UMC BV was a related party of the Group in the prior years since the Company's Chairman is a director of UMC BV. On May 15, 2002, the Company has acquired 100% interest in UMC BV and has included it in consolidation accordingly.

     Note 2: Davicom is the equity investee of an unconsolidated subsidiary of the Company.

              UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

Significant Related Party Transactions:

(1)  Operating revenues

                                    For the year ended December 31,                        For the six-month period ended June 30,
                ---------------------------------------------------------------------- ---------------------------------------------
                           2000                    2001                   2002                  2002                  2003
                ----------------------- ----------------------- ---------------------- ---------------------- ----------------------
                   Amount    Percentage    Amount    Percentage   Amount    Percentage   Amount    Percentage   Amount    Percentage
                ----------- ----------- ----------- ----------- ---------- ----------- ----------  ---------- ----------  ----------
                   NT$'000                NT$'000                 NT$'000                NT$'000                NT$'000
    UMC BV       11,922,113      11      6,038,583        9              -       -              -       -              -       -
    MediaTek      4,938,704       4      3,776,580        6      9,637,752      13      6,029,302      17      4,484,359      10
    Others       11,856,181      10      5,249,313        7      6,682,023       9      3,568,971      10      4,367,729      10
                ----------- ----------- ----------- ----------- ---------- ----------- ----------- ---------- ---------- ----------
       Total     28,716,998      25     15,064,476       22     16,319,775      22      9,598,273      27      8,852,088      20
                =========== =========== =========== =========== ========== ==========  =========== ========== ========== ==========

    The sales to the above related parties were dealt with in the ordinary course of business with the sales price made in the way similar to the sales to third-party customers. The collection period for overseas sales was net 45 days for the related parties and third-party customers, while the terms for domestic sales were month-end 30~60 days for both the related parties as well as the third-party customers.

(2) Purchases

                                   For the year ended December 31,                      For the six-month period ended June 30,
                ---------------------------------------------------------------------- --------------------------------------------
                         2000                    2001                   2002                   2002                   2003
                ----------------------- ----------------------- ---------------------- --------------------- ----------------------
                  Amount    Percentage    Amount    Percentage    Amount    Percentage   Amount    Percentage  Amount    Percentage
                ----------- ----------- ----------- ----------- ---------- ----------- ---------- ---------- ----------  ----------
                  NT$'000                 NT$'000                 NT$'000                NT$'000              NT$'000
    Shin-Etsu    2,530,281      5        1,805,200      11      2,273,128      14      1,168,037        15   1,129,833      10
    Others       1,455,213      3          255,872       2        219,235       1        133,306         2     103,853       1
                ----------- ----------- ----------- ----------- ---------- ----------- ---------- ---------- ---------- -----------
       Total     3,985,494      8        2,061,072      13      2,492,363      15      1,301,343        17   1,233,686      11
                =========== =========== =========== =========== ========== =========== ========== ========== ========== ===========

    The purchases from the above related parties were dealt with in the ordinary course of business similar to those from third-party suppliers. The payment terms for purchase from overseas were net 30~90 days for the related parties and the third-party suppliers, while the terms for domestic purchase were month-end 90 days for the related parties and month-end 30~90 days for the third-party suppliers.

              UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

(3)  Notes receivable

                                                     As of December 31,
                                 ------------------------------------------------------------
                                             2001                          2002                   As of June 30, 2003
                                 ----------------------------- ------------------------------ ----------------------------
                                    Amount       Percentage       Amount        Percentage       Amount       Percentage
                                 -------------- -------------- -------------- --------------- -------------  -------------
                                    NT$'000                       NT$'000                       NT$'000
     Holtek                              77,843      36                    -        -               164,068       41
     AMIC                                     -       -                    -        -                 2,000        1
     Others                              24,168      11                2,370        3                   511        -
                                 -------------- -------------- -------------- --------------- -------------  -------------
        Total                           102,011      47                2,370        3               166,579       42
                                 ============== ============== ============== =============== =============  =============

(4)  Accounts receivable, net

                                                       As of December 31,
                                   ------------------------------------------------------------
                                               2001                          2002                   As of June 30, 2003
                                   ----------------------------- ------------------------------ -----------------------------
                                       Amount       Percentage      Amount        Percentage       Amount       Percentage
                                   --------------- ------------- --------------  -------------- -------------- --------------
                                      NT$'000                       NT$'000                        NT$'000
      MediaTek                          1,046,372       12           1,431,362        12            1,271,175        9
      Others                            1,100,888       12           1,291,185        11            1,717,924       12
                                   --------------- ------------- --------------  -------------- -------------- --------------
       Subtotal                         2,147,260       24           2,722,547        23            2,989,099       21
     Less: Allowance for sales
           returns and discounts         (290,832)      (3)           (451,009)       (4)            (567,499)      (4)
     Less: Allowance for
           doubtful accounts              (95,540)      (1)            (70,493)       (1)             (92,930)      (1)
                                   --------------- ------------- --------------  -------------- -------------- --------------
       Net                              1,760,888       20           2,201,045        18            2,328,670       16
                                   =============== ============= ==============  ============== ============== ==============

(5)  Other current assets

                                                      As of December 31,
                                  ------------------------------------------------------------
                                              2001                          2002                    As of June 30, 2003
                                  ----------------------------- ------------------------------ -----------------------------
                                      Amount       Percentage      Amount        Percentage       Amount       Percentage
                                  --------------- ------------- --------------  -------------- -------------- --------------
                                     NT$'000                       NT$'000                        NT$'000
     ITAP                              1,922,207       63           1,910,268        60                    -        -
     Others                               28,095        1                   -         -                    -        -
                                  --------------- ------------- --------------  -------------- -------------- --------------
                                       1,950,302       64           1,910,268        60                    -        -
        Less:  Allowance for
               doubtful accounts            (705)       -                   -         -                    -        -
                                  --------------- ------------- --------------  -------------- -------------- --------------
        Net                            1,949,597       64           1,910,268        60                    -        -
                                  =============== ============= ==============  ============== ============== ==============

              UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

(6) Accounts payable

                                                    As of December 31,
                                ------------------------------------------------------------
                                            2001                          2002                    As of June 30, 2003
                                ----------------------------- ------------------------------ ----------------------------
                                   Amount       Percentage       Amount        Percentage       Amount       Percentage
                                -------------- -------------- -------------- --------------- -------------  -------------
                                   NT$'000                       NT$'000                        NT$'000
    Shin-Estu                          455,749      16              375,116        8               581,249       10
    Others                              34,678       1               23,565        -                71,082        1
                                -------------- -------------- -------------- --------------- -------------  -------------
       Total                           490,427      17              398,681        8               652,331       11
                                ============== ============== ============== =============== =============  =============

(7) Loans

                                                        For the year ended December 31, 2001
                               --------------------------------------------------------------------------------------
                                       Maximum balance               Ending                             Interest
                               --------------------------------
                                   Amount            Month           balance        Interest rate       expense
                               ----------------  --------------  ---------------- ------------------ ----------------
                                   NT$'000                           NT$'000                             NT$'000
    Chiao Tung                      4,091,316       January          1,224,575       4.00%-7.00%           221,359
    IBT                               998,750       January            998,750       3.94%-6.42%            54,582
                                                                 ----------------                    ----------------
                                                                     2,223,325                             275,941
                                                                 ================                    ================

                                                       For the year ended December 31, 2002
                                ------------------------------------------------------------------------------------
                                        Maximum balance              Ending                             Interest
                                --------------------------------
                                    Amount           Month           balance         Interest rate      expense
                                ---------------  --------------- ----------------  -----------------  --------------
                                   NT$'000                           NT$'000                             NT$'000
    Chiao Tung                       1,224,575      January             868,195      2.07%-4.00%             32,717
    IBT                                998,750      January             783,296      2.89%-3.94%             16,216
                                                                 ----------------                     --------------
                                                                      1,651,491                              48,933
                                                                 ================                     ==============

                                                    For the six-month period ended June 30, 2003
                                -------------------------------------------------------------------------------------
                                        Maximum balance              Ending                              Interest
                                --------------------------------
                                    Amount           Month           balance         Interest rate       expense
                                ---------------  --------------- ----------------  -----------------  ---------------
                                   NT$'000                           NT$'000                             NT$'000
    Chiao Tung                         865,796      January            686,046       1.94%-2.68%              9,967
    IBT                                783,296      January                  -       2.54%-2.89%              2,535
                                                                 ----------------                     ---------------
                                                                       686,046                               12,502
                                                                 ================                     ===============

              UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

 (8) Disposal of long-term investments

                                                   For the year ended December 31, 2000
                           --------------------------------------------------------------------------------------
                                                   Item                               Amount           Loss
                           ------------------------------------------------------ --------------- ---------------

                                                                                     NT$'000          NT$'000
     AMIC-Taiwan           Common stocks of AMIC Technology Inc.                        135,000         80,517
                                                                                  =============== ===============

     The Group had no significant disposal of long-term investments to related parties for the year ended December 31, 2001 and 2002, and for the six-month periods ended June 30, 2002 and 2003.

 (9) Disposal of property, plant and equipment

     The Group had no significant disposal of property, plant and equipment to related parties for the year ended December 31, 2000.

                                                       For the year ended December 31, 2001
                                  -------------------------------------------------------------------------------
                                                      Item                           Amount            Gain
                                  --------------------------------------------- ----------------- ---------------
                                                                                    NT$'000          NT$'000
     Holtek                       Building and facilities                             173,250           31,468
                                                                                ================= ===============

     The Group had no significant disposal of property, plant and equipment to related parties for the year ended December 31, 2002, and for the six-month periods ended June 30, 2002 and 2003.

(10) Other significant related parties transactions

                                                                                                For the six-month period
                                                     For the year ended December 31,                 ended June 30,
                                                     ----------------------------------------- ---------------------------
                               Item                      2000          2001          2002          2002          2003
                ------------------------------------ ------------- ------------- ------------- ------------- -------------
                                                       NT$'000       NT$'000       NT$'000       NT$'000       NT$'000
     UTC        Processing expenditures                 299,239         92,170        1,257         1,257           179
     Others     Service charges and processing
                    expenditures, etc.                  174,611        156,863      361,292       200,669       202,103
                                                     ------------- ------------- ------------- ------------- -------------
                                                        473,850        249,033      362,549       201,926       202,282
                                                     ============= ============= ============= ============= =============

              UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

                                                                                                    For the six-month period
                                                         For the year ended December 31,                 ended June 30,
                                                         ----------------------------------------- ---------------------------
                                   Item                      2000          2001          2002          2002          2003
                    ------------------------------------ ------------- ------------- ------------- ------------- -------------
                                                           NT$'000       NT$'000       NT$'000       NT$'000       NT$'000
         Others     Facility revenues, etc.                   109,696       115,959        99,279        57,950        33,195
                                                         ============= ============= ============= ============= =============

23.  Assets Pledged as Collateral

     As of December 31, 2001, 2002 and June 30, 2003, the following assets have been pledged as collateral against certain obligations of the Group.

                                                        Book Value
                                      ------------------------------------------------
                                            As of December 31,           As of June
                                      --------------------------------
            Assets Pledged                 2001             2002          30, 2003                Purpose of collateral
   ---------------------------------- ---------------- ---------------  --------------  ---------------------------------------
                                          NT$'000         NT$'000          NT$'000
   Accounts receivable                      2,798,906               -               -   Short-term loans
   Restricted deposits                        264,700               -               -   Long-term loans
   Land                                       614,544         452,916         452,915   Long-term loans
   Buildings                                6,126,811       2,533,152       1,238,437   Long-term loans
   Machinery and equipment                 33,513,570      21,537,463      15,857,707   Long-term and short-term loans
                                      ---------------- ---------------  --------------
       Total                               43,318,531      24,523,531      17,549,059
                                      ================ ===============  ==============

24.  Commitments and Contingencies

     (1) The Group's unused letters of credit for imports of machinery and equipment were approximately NT$76 million as of June 30, 2003.

     (2) The Group has entered into contracts, amounting to approximately NT$16 billion, with third parties for rights to use patents registered by the third parties. Royalty payables for the future years are set out as follows:

              UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

                   For the year ended December 31,                           Amount
        -------------------------------------------------------         ------------------
                                                                             NT$'000
        2003 (from July 1, 2003 to December 31, 2003 only)                  2,367,899
        2004                                                                1,194,911
        2005                                                                1,283,949
        2006                                                                1,183,321
        2007                                                                1,281,896
        2008 and thereafter                                                         -
                                                                        -------------
                                                                            7,311,976
                                                                        =============

(3) The Group has signed several construction contracts for the expansion of its factory. As of June 30, 2003, these construction contracts amounted to approximately NT$10.2 billion and the unaccrued portion of the contracts was approximately NT$1.58 billion.

(4) On October 27, 1997, Oak Technology Inc. ("Oak") filed a complaint seeking a damage of US$750 million in the Northern District of California alleging that the Company breached a Settlement Agreement entered on July 31, 1997 with respect to a settlement of a dispute between the Company and Oak concerning certain CD ROM controller products made by the Company and a patent owned by Oak. The Company denied Oak's allegations and on December 24, 1997, filed its answer and affirmative defenses refuting Oak's claims. Based on the allegations that it is Oak which has breached the Settlement, the Company simultaneously filed a counterclaim against Oak, seeking damages and a return of the millions paid to Oak under the Settlement. In addition, the Company further seeks a declaration that the Oak patent is invalid and/or unenforceable. Though Oak filed a complaint later with the International Trade Commission ("ITC") repeating the allegations made in the District Court, both the ITC and the Court of Appeals for the Federal Circuit issued a ruling affirming that there was no infringement and no violation.

     Oak filed enforceable commitments that it would no longer seek recoveries in connection with the Oak patent and accordingly, the District Court concluded there was no longer dispute between Oak and the Company on the patent and the Company's claim for a declaration of invalidity and unenforceability will be dismissed. The Company intends to continue to defend these matters vigorously. Furthermore, the management does not believe the Oak complaints will have any material adverse impact on the Company's operations and/or financial performance.

              UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

(5) The Group entered into several operating lease contracts for land. These operating leases expire in various years through 2020 and are renewable. Future minimum lease payments under those leases are as follows:

             For the year ended December 31,                             Amount
     ------------------------------------------------------          -------------
                                                                          NT$'000
     2003 (from July 1, 2003 to December 31, 2003 only)                    86,569
     2004                                                                 173,013
     2005                                                                 171,095
     2006                                                                 166,776
     2007                                                                 153,892
     2008 and thereafter                                                2,157,335
                                                                       ----------
                                                                        2,908,680
                                                                       ==========

(6) The Group entered into several wafer-processing contracts with its main clients. According to the contracts, the Group shall guarantee processing capacity, while the clients make deposits to the Group. In case the clients' orders do not meet the capacity guaranteed, the clients need to pay the Company penalties.

(7) As a condition precedent to the making of the loan contemplated by a US$600 million Amortizing Term Loan Facility Agreement among UMCi Pte. Ltd.
     (UMCi), a subsidiary of the Company, and several financial institutions, the Company has provided a letter of undertaking to the financial institutions and Citicorp Investment Bank (Singapore) Ltd., the facility agent, to undertake that:

     a. The Company shall continue to own and control, directly or indirectly, a minimum of 40% of the total issued and outstanding shares of UMCi. The Company shall also provide technical support to UMCi and maintain management control with no less than half of the seats of the board of directors.

     b. The Company shall take necessary actions to ensure UMCi to have at least US$600 million of issued and paid-in capital in cash by December 31, 2003, to make investments necessary to complete the 300mm fab plant on time, and to meet all the obligations under the Facility Agreement.

              UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

25.  Significant Disaster Loss

     None.

26.  Significant Subsequent Event

     On July 15, 2003, the Company issued its second LSE listed zero coupon exchangeable bonds due July 15, 2008 with an aggregate principal amount of US$206 million and the issue price was set at 103% of the principal amount. The bonds are exchangeable, at the option of the holder thereof, at any time on or after August 14, 2003 and prior to June 30, 2008, into common shares of AU Optronics Corp. at an exchange price of NT$36.387 per reference share, determined on the basis of a fixed exchange rate of NT$34.390 = US$1.00.

27. Certain comparative amounts have been reclassified to conform to the current period's presentation.

28.  Financial Instruments

     (1) The Group uses derivative financial instruments to manage its exposure to market risks associated with foreign currency exchange rate and interest rate fluctuations.

          a. The Company utilizes interest rate swap agreements to manage its interest rate risks on its floating rate domestic bonds. The details are summarized as follows:

               There were no interest rate swap agreements outstanding as of December 31, 2001 and 2002.

               As of June 30, 2003, the Company had the following interest rate swap agreements in effect:

               Notional Amount                   Contract Period               Interest Rate Received          Interest Rate Paid
              -------------------         ------------------------------       -------------------------    -----------------------
                NT$7,500 million           May 20, 2003 to May 20, 2008         4.0% minus USD 12-month            1.52%
                                                                                       LIBOR
                NT$7,500 million           May 20, 2003 to May 20, 2010         4.3% minus USD 12-month            1.48%
                                                                                       LIBOR

               The carrying amount of the interest rate swaps at June 30, 2003 was NT$15 million and the fair value based on quotes from financial institutions was NT$216 million. No interest was paid or received during the six-month period ended June 30, 2003 as the interest is settled annually starting from May 20, 2004. Net interest receivable accrued as of June 30, 2003 amounted to NT$15 million.

              UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

     b. UMCJ, a subsidiary of the Company, entered into foreign currency forward exchange contract to manage certain risks arising from adverse fluctuations in foreign currency exchange rates.
          The major information is as follows:

          Notional amount and contract period:

                                                    As of December 31, 2001
                                     -----------------------------------------------
                      Type               Notional Amount               Maturity
               ------------------    -----------------------      ------------------
                  Purchase USD            US$3 million             January 31, 2002

          There was no foreign currency forward exchange contract outstanding as of December 31, 2002.

                                                    As of June 30, 2003
                                     -----------------------------------------------
                      Type               Notional Amount               Maturity
               ------------------    -----------------------      ------------------
                  Purchase USD             US$5 million                July 31, 2003
                    Sell USD               US$4 million                July 31, 2003

     c.   Transaction risk

          (a)  Credit risk

               There is no significant credit risk exposures with respect to the above transactions because the counterparties are usually reputable financial institutions with good global standing.

          (b)  Market risk

               The Group entered into forward exchange contracts to hedge the effect of exchange rate fluctuations on its receivables and payables and entered into interest rate swaps to manage the interest rate risk on its floating rate domestic bonds by converting it to fixed-rate basis. As a result, no significant exposure to market risk from exchange rate and interest rate fluctuations is anticipated.

          (c)  Liquidity and cashflow risk

               The cash flow requirements on the above derivative financial instruments are limited to the net differences between the spot rates and contracted forward rates at settlement dates for forward exchange contracts and net interest payables, if any, arising from the difference in pay and receive rates for interest rate swaps. Therefore, no significant liquidity and cash flow risk is anticipated as the Group has sufficient working capital to meet the cash flow requirements on settlement.

              UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

(3)  Non-derivative financial instruments

     The carrying value and fair value (and methodologies used in estimating the fair value) of the Group's financial instruments at December 31, 2001, 2002 and June 30, 2003 were as follows:

                                                         As of December 31,                            As of June 30,
                                      ---------------------------------------------------------
                                                 2001                          2002                         2003
                                      ---------------------------     -------------------------    --------------------------
                                       Carrying                        Carrying                     Carrying
                                         Value        Fair Value        Value       Fair Value       Value        Fair Value
                                       ---------     ------------     ----------   ------------    ---------     -----------
                                        NT$'000        NT$'000         NT$'000       NT$'000        NT$'000        NT$'000
     Financial assets
     Assets with carrying value
        approximating fair value       86,007,360     86,007,360      93,843,431    93,843,431    109,023,601    109,023,601
     Marketable securities              1,286,434      1,461,610       2,526,365     2,542,241      1,049,768      1,076,805
     Long-term investments             40,756,678     82,879,283      37,800,496    34,606,778     41,044,566     69,809,364

                                                         As of December 31,                            As of June 30,
                                      ---------------------------------------------------------
                                                 2001                          2002                         2003
                                      ---------------------------     -------------------------    --------------------------
                                       Carrying                        Carrying                     Carrying
                                         Value        Fair Value        Value       Fair Value       Value        Fair Value
                                       ---------     ------------     ----------   ------------    ---------     -----------
                                        NT$'000        NT$'000         NT$'000       NT$'000        NT$'000        NT$'000
     Financial liabilities
     Liabilities with carrying
        value approximating fair
        value                          22,085,770     22,085,770      19,193,135    19,193,135     20,624,391     20,624,391
     Bonds payable                     39,590,511     41,805,353      50,581,483    51,137,649     61,696,426     62,672,324
     Long-term loans                   24,825,001     24,825,001      19,521,111    19,521,111     12,554,449     12,554,449

     The carrying amounts of short-term financial instruments and other financial assets (credit-linked deposits) approximate fair values due to their short maturities. Short-term financial instruments include cash and cash equivalents, notes receivable, accounts receivable, short-term loans, notes payable, accounts payable, income tax payable and accrued expenses.

     The fair value of marketable securities, long-term investments and bonds payable is based on the quoted market value. If the market values of marketable securities and long-term investments are unavailable, net assets of the investees are used as fair value.

     The carrying value of long-term loans approximates the fair value as the loans bear floating rates.

              UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

(4) The Group held several credit-linked deposits and repackage bonds principally for the earning of interest income. Details are disclosed as follows:

     a.   Principal amount in original currency

                                                                    As of December 31,                     As of June 30,
                                                         ---------------------------------------------
                                                                 2001                    2002                   2003
                                                         ----------------------  ---------------------  ----------------------
       Credit-linked deposits and repackage bonds
       referenced to                                      Principal amount         Principal amount         Principal amount
       -----------------------------------------------   ----------------------  ---------------------  ----------------------
       Euro convertible bonds (in NT$'000)                               -                       -                  310,000
       Euro convertible bonds (in US$'000)                               -                 155,500                   87,500
       Euro convertible bonds (in JPY'000)                               -               5,000,000                3,200,000

     b.  Credit Risk

         The counter parties of the above investments are major international financial institutions. The repayment in full of these deposits is subject to the non-occurrence of one or more credit events, which are referenced to the entities' fulfillment of their own obligations as well as repayment of their corporate bonds. Upon the occurrence of one or more of such credit events, the Group may receive nil or less than full amount of these deposits. The Group has undertaken to minimize the credit risk by selecting reference entities with high credit ratings.

     c.  Liquidity Risk

         Though early withdrawal is not allowed for the above credit-linked deposits unless called by the issuer, the anticipated liquidity risk is low as most of the contracts are mature within one year.

     d.  Market Risk

         There is no market risk for the above investments except for the fluctuations in the exchange rates of US dollars and Japanese Yen to NT dollars.

              UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

29.  Segment Information

     (1) Operations in different industries
          The Group operates principally in one industry. The Group's major business activity is providing dedicated semiconductor wafer foundry services.

     (2) Operations in different geographic areas

                                 For the year ended December 31,                        For the six-month period ended June 30,
                --------------------------------------------------------------------- --------------------------------------------
                         2000                    2001                   2002                    2002                  2003
                ----------------------- ----------------------- ---------------------- ---------------------- ---------------------
                    Net                     Net                    Net                     Net                   Net
                 operating  Long-lived   operating  Long-lived  operating  Long-lived   operating  Long-lived  operating Long-lived
                  revenues    assets     revenues     assets    revenues     assets     revenues    assets     revenues    assets
                ----------- ----------- ----------- ----------- ---------- ----------- ---------- ----------- ---------- -----------
                  NT$'000     NT$'000     NT$'000     NT$'000    NT$'000     NT$'000     NT$'000    NT$'000    NT$'000     NT$'000
Taiwan           29,331,178 154,190,745  20,205,163 157,851,031 29,735,077 148,650,597 17,873,908 152,002,350 14,696,009 132,173,089
Asia, excluding
    Taiwan       13,328,814  11,585,225   9,170,626  15,015,062  8,919,717  22,088,806  3,493,914  16,638,800  6,631,980  27,135,233
North America    50,452,837     123,529  26,394,408     120,366 28,393,289      66,722 10,517,113      90,954 16,811,102      46,473
Europe and
others           22,496,510           -  14,046,602           -  8,377,273      27,898  2,674,793      31,281  6,006,246      24,300
                ----------- ----------- ----------- ----------- ---------- ----------- ---------- ----------- ---------- -----------
                115,609,339 165,899,499  69,816,799 172,986,459 75,425,356 170,834,023 34,559,728 168,763,385 44,145,337 159,379,095
                =========== =========== =========== =========== ========== =========== ========== =========== ========== ===========

              UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

30.  US GAAP Reconciliation

     The accompanying consolidated financial statements have been prepared in conformity with generally accepted accounting principles in the Republic of China ("ROC GAAP"), which differ in certain material respects from generally accepted accounting principles in the United States ("US GAAP"). Such differences include methods of consolidation and methods for measuring the amounts shown in the financial statements, as well as additional disclosures required by US GAAP. Material GAAP differences are as follows:

     (1) Compensation

                                                                                                  For the six-month period
                                                          For the year ended December 31,              ended June 30,
                                                 --------------------------------------------- -------------------------------
         Net income impact of compensation              2000           2001            2002            2002            2003
            adjustments
                                                 -------------- -------------- --------------- --------------- ---------------
                                                       NT$'000        NT$'000        NT$'000          NT$'000         NT$'000
         US GAAP adjustments:

         Remuneration to directors and
            supervisors                                (433,039)             -         (6,365)         (1,354)         (2,066)
                                                 -------------- -------------- --------------- --------------- ---------------
         Employee bonuses
            Accrual                                  (3,429,670)             -       (823,702)       (139,834)       (374,990)
            Adjustment to fair market value          (6,764,918)    (3,238,647)    (6,592,188)     (6,592,188)       (433,422)
                                                 -------------- -------------- --------------- --------------- ---------------
         Total employee bonuses                     (10,194,588)    (3,238,647)    (7,415,890)     (6,732,022)       (808,412)
         Allocation to inventories, net of
            allocations to inventories in
            prior period and sold in current
            period                                    1,287,138     (1,287,138)        73,338       1,085,112         (18,825)
                                                 -------------- -------------- --------------- --------------- ---------------
         Total net income adjustment relating
            to compensation                          (9,340,489)    (4,525,785)    (7,348,917)     (5,648,264)       (829,303)
                                                 ============== ============== =============== =============== ===============

                                                                                      As December 31,           As of June 30,
                                                                               ---------------- ---------------
         Stockholders' equity impact of compensation adjustments                    2001             2002           2003
                                                                               ---------------- --------------- --------------
                                                                                   NT$'000         NT$'000         NT$'000
         US GAAP adjustments:
         Remuneration to directors and supervisors                                          -          (6,365)        (2,781)
         Employee bonuses                                                                   -          73,338         54,513
                                                                               ---------------- --------------- --------------
         Total stockholders' equity adjustment relating to compensation                     -          66,973         51,732
                                                                               ================ =============== ==============

              UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

     Remuneration to Directors and Supervisors - The Company's Articles of Incorporation requires a cash remuneration payment to its directors and supervisors. Under ROC GAAP, such payments are charged directly to retained earnings in the period shareholders approve such payment.

     Under US GAAP, such cash payments should be recorded as compensation expense in the period when services are rendered. The difference between US GAAP and ROC GAAP in this area would result in adjustments to net income and stockholders' equity as shown in the above schedules.

     Employee Bonuses - Certain employees of the Company are entitled to bonuses in accordance with provisions of the Company's Articles of Incorporation. Employee bonuses are determined as discussed in Note 18. Under ROC GAAP, such bonuses are appropriated from retained earnings in the period shareholders' approval is obtained, the amount charged against retained earnings is based on the par value of the common shares issued.

     Under US GAAP, employee bonus expense is initially accrued when services are rendered and both the number of shares to be issued and the price per share are known. When bonuses are approved by the shareholders in the subsequent year, an additional compensation expense is recorded for the difference between the amount initially recorded and the fair market value of shares granted to employees. The difference between US GAAP and ROC GAAP in this area would result in adjustments to net income and shareholders' equity as shown in the above schedules. In addition, there is also a reclassification from retained earnings to capital reserve of NT$24,128 million, NT$27,367 million, NT$29,305 million, NT$29,305 million and NT$34,186 million at December 31, 2000, 2001 and 2002, and June 30, 2002
     and 2003.

 (2) Equity Investments - Net income variance between US GAAP and ROC GAAP

     The Group's proportionate share of the income (loss) from an equity investee may differ if the equity investee's net income (loss) under ROC GAAP differs from US GAAP. The differences between ROC GAAP and US GAAP for the equity investees include accounting for compensation, technological know-how and investment in marketable securities, etc.

              UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

  (3)Marketable Securities and Long-term Investments

     Under ROC GAAP, marketable securities are carried at the lower of aggregate cost or market value. Under US GAAP Statement of Financial Accounting Standards, ("SFAS") 115, "Accounting for Certain Investments in Debt and Equity Securities," debt and equity securities that have readily determinable fair values are to be classified as either trading, available-for-sale or held-to-maturity securities. Debt securities that the Group has the positive intent and ability to hold to maturity are classified as held-to-maturity securities and reported at amortized cost. Debt and equity securities that are bought and traded for short-term profit are classified as trading securities and reported at fair value, with unrealized gains and losses included in earnings. Debt and equity securities not classified as either held-to-maturity or trading securities are classified as available-for-sale securities and reported at fair value, with unrealized gains and losses excluded from earnings and reported in a separate component of stockholders' equity.

     The Group holds marketable securities that are mainly classified as trading securities. The portion of trading gains and losses for the years ended December 31, 2000, 2001 and 2002, and for the six-month periods ended June 30, 2002 and 2003 on trading securities still held at each of the respective balance sheet dates were NT$0, NT$19,868, NT$1,771,439, NT$(1,325,424) and NT$180,688 respectively.

     The Group holds long-term investments in equity securities where the Group does not have the ability to exercise significant influence that are classified as available-for-sale securities. Information on sales of available-for-sale equity securities for the years ended December 31, 2000, 2001 and 2002, and for the six-month periods ended June 30, 2002 and 2003 are as follows:

                                                               Proceeds from      Gross realized     Gross realized
                                                                   sales               gains             losses
                                                             -----------------  ------------------ -----------------
                                                                  NT$'000            NT$'000            NT$'000
     For the year ended December 31, 2000                       1,755,924            488,748             62,887
     For the year ended December 31, 2001                       2,743,503          1,987,304            137,178
     For the year ended December 31, 2002                       8,530,551          6,520,197                264
     For the six-month period ended June 30, 2002               8,075,591          6,254,109              5,602
     For the six-month period ended June 30, 2003                 777,549            480,372             44,732

              UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

        Information on available-for-sale equity securities still held at each balance sheet date is as follows:

                                                                 Total unrealized    Total unrealized     Net unrealized
                                                 Fair Value           gains               losses          gains (losses)
                                               --------------   ------------------  ------------------  ------------------
                                                   NT$'000           NT$'000              NT$'000             NT$'000
        As of December 31, 2001                     54,485,301       40,367,986            (313,750)          40,054,236
        As of December 31, 2002                     35,127,937       19,322,091            (574,484)          18,747,607
        As of June 30, 2003                         41,650,720       24,456,049          (1,173,494)          23,282,555

        The Group did not transfer any available-for-sale securities to trading securities for the years ended December 31, 2000, 2001 and 2002, and for the six-month periods ended June 30, 2002 and 2003. The amount of gains (losses) reclassified from accumulated other comprehensive income into earnings on available-for-sale securities were NT$46,229, NT$169,049, NT$5,034,105, NT$4,574,600 and NT$105,576 for the years ended December 31, 2000, 2001 and 2002, and for the six-month periods ended June 30, 2002 and 2003, respectively.

        Under ROC GAAP, if an investor company invests in equity securities that are traded in an open market and uses the cost method for valuation purposes, then an investor company shall recognize losses if evidence suggests that the value of an investment has been impaired and it is unlikely that the stock price will recover. The new cost of the long-term investment is the book value after recognizing the losses. Under US GAAP, for individual securities classified as either available-for-sale or held-to-maturity, an enterprise shall determine whether a decline in fair value below the amortized cost basis is other than temporary. If the decline in fair value is judged to be other than temporary, the cost basis of the individual security shall be written down to fair value as a new cost basis and the amount of the write-down shall be included in earnings. The new cost basis shall not be changed for subsequent recoveries in fair value. Subsequent increases in the fair value of available-for-sale securities shall be included in the other comprehensive income.

        The Group has written down NT$415 million, NT$536 million, NT$1,409 million, NT$1,314 million and NT$304 million under ROC GAAP against certain available-for-sale securities for the years ended December 31, 2000, 2001 and 2002, and for the six-month periods ended June 30, 2002 and 2003. For US GAAP purpose, the Group further wrote down an additional NT$296 million, NT$3,305 million, NT$781 million, NT$385 million and NT$522 million for the years ended December 31, 2000, 2001 and 2002, and for the six-month periods ended June 30, 2002 and 2003. Among the NT$1,409 million recognized under ROC GAAP for the year ended December 31, 2002, NT$432 million had already been written down under US GAAP for the year ended December 31, 2001, which therefore has led to an increase in net income under US GAAP for the year ended December 31, 2002.

              UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

        Under ROC GAAP, equity investments where a company has an ownership interest of at least 20% are generally required to be accounted for under the equity method. However, when there is evidence indicating that the investor company does not have significant influence over the equity investee, despite an ownership interest of 20% or more, the investor company should not account for the equity investee under equity method. On the contrary, when there is evidence indicating that the investor company has significant influence over the equity investee's operating and financial policies, despite an ownership interest of less than 20%, the investor company will account for the equity investee under equity method. Under US GAAP, the Group is required to use the equity method of accounting for an investment in common stock when the investment in voting stock gives it the ability to exercise significant influence over operating and financial policies of an investee. An investment (direct or indirect) of 20% or more of the voting stock of an investee leads to a presumption that in the absence of evidence to the contrary an investor has the ability to exercise significant influence over an investee. There were no significant differences between ROC GAAP and US GAAP on balance sheets as of December 31, 2001 and 2002, and on statements of operations for the three years ended December 31, 2000, 2001 and 2002, and for the six-month period ended June 30, 2002. Under ROC GAAP, when an investor company's ownership percentage of an investee's outstanding common stock is the highest among shareholders, the investor company is considered to have significant influence over the investee and equity accounting shall be applied, despite an ownership interest of less than 20%. However, under US GAAP, this does not qualify for a relationship of significant influence and hence equity accounting shall not be applied unless the investor holds more than 20% of the voting rights. The difference between US GAAP and ROC GAAP in this area would result in a decrease in equity in loss of investees of NT$255 million and an increase in unrealized loss on available-for-sale securities of NT$664 million, respectively, for the six-month period ended June 30, 2003.

    (4) Treasury Stock and Gain on Disposal of Treasury Stock

        Under ROC GAAP, when the Group's equity investee sells the Company's stock it recognizes the gain or loss in its statement of operations. Under US GAAP, the Group's equity in income (loss) of an investee is adjusted to eliminate the Company's proportionate share of any such gains or losses. Further, the Company's stock owned by an investee is proportionately deducted from the investment as treasury stock.

    (5) Technological Know-how

        The Group entered into three joint ventures from 1995 through 1996. Both the Group and the joint venture partner contributed cash to the joint ventures. In addition, the Group contributed technological know-how to the joint ventures for shares of the joint venture companies. Both parties mutually agreed to the value of this transferred technological know-how before the transfer of shares. The technological know-how contributed has not been recognized on the Group's balance sheet, as these were internally generated intangible assets with no carrying value.

              UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

        Under ROC GAAP, the Group recognized the cash contributed as the initial cost of the investment. The difference between the proportionate share of the net assets in the joint venture and the cash contributed is amortized to income over the estimated useful life of the technological know-how, which is the source of this difference. Further, under ROC GAAP, the joint venture recognized a value for the technological know-how as an intangible asset contributed, which is the cause of the difference between the proportionate share of the net assets and the cash contributed.

        Under US GAAP, the investor initially records its joint venture investment at cost, representing the amount of cash contributed and/or net book value of non-cash assets contributed. The joint venture normally records cash investments at the amount contributed, the non-cash assets at fair value and intangible assets at the predecessor basis, which is normally zero. The difference between the proportionate share of the net assets in the joint venture and the cost of the investments is amortized to income over a period of five years. The joint venture does not recognize value for the technological know-how contributed, thus causing a difference with ROC GAAP.

        This practice only applies to entities that are being consolidated or accounted for under the equity method.

    (6) Convertible and Exchangeable Bonds

        Convertible Bonds

        When convertible securities are issued, ROC GAAP does not recognize or account for any beneficial conversion feature embedded in the securities. Under US GAAP, as prescribed in the Emerging Issues Task Force ("EITF") Topic D-60, as amended by EITF 98-5, Accounting for the Issuance of Convertible Preferred Stock and Debt Securities with a Non-detachable Conversion Feature, such beneficial conversion features should be recognized and measured by allocating a portion of the proceeds equal to the intrinsic value of that feature to capital reserve. That amount should be calculated at the issuance date as the difference between the conversion price and the fair value of the common stock, multiplied by the number of shares into which the security is convertible (intrinsic value). As a result, a bond discount is recognized by allocating a portion of the proceeds equal to the intrinsic value of that feature to capital reserve. The Group recognized interest expense of NT$1,274 million from February 1994, the date of issuance of the bonds, to May 1994, the date of first conversion, relating to a NT$1.5 billion bond. The Group also recognized interest expense of NT$6,086 million from June 1994, the date of issuance of the bonds, to May 1996, the date of first conversion, relating to an US$160 million bond.

              UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

        The Group recognized interest expense of approximately NT$800 million from May 10, 2000, the date of issuance of the bonds, to June 1, 2000, the date of first conversion, related to its (Yen)10 billion bond.

        In addition, according to EITF 85-17, the Group recognized an imputed interest expense together with a compensation interest of NT$570 million in total for the year ended December 31, 2002, and NT$293 million and NT$70 million for the six-month periods ended June 30, 2002 and 2003, respectively, relating to the US$302.4 million zero coupon convertible bonds issued on December 12, 2001. Upon reacquisition of the convertible bonds, the relevant interest expenses accrued in prior periods will be released to gain/loss on requisition of bonds accordingly.

        When a subsidiary or investee (the "Issuer") issues convertible bonds to other parties, including the parent or investor, and bonds are converted into shares of the Issuer, the parent's or investor's ownership in the Issuer may decrease. Also, the parent's or investor's ownership in the Issuer may increase upon conversion. Under ROC GAAP, this decrease or increase is treated as a one-time decrease or increase to capital reserve and /or retained earnings.

        Under US GAAP, a decrease in ownership is recognized as a gain or loss in the statement of operations upon conversion, as long as the value of the proceeds can be objectively determined and the realization of the gain is reasonably assured at the time of conversion. Under US GAAP, for the years ended December 31, 2000, 2001 and 2002, and for the six-month periods ended June 30, 2002 and 2003, approximately NT$141 million, nil, NT$9.5 million, NT$9.8 million and nil were reclassified from capital reserve to a gain in the income statement relating to these transactions.

        Further under US GAAP, an increase in ownership is treated as a purchase of additional shares and the difference between the total cost of the investment and the proportionate share of the fair value net assets is first allocated to identifiable tangible and intangible assets and the remaining unallocated amounts to goodwill, which was amortized over their respective estimated useful lives up to January 1, 2002. Upon the first adoption of the SFAS No.141, "Business Combination" and SFAS No.142, "Goodwill and Other Intangible Assets" by the Group on January 1, 2002, goodwill created from acquisition is no longer to be amortized. Under US GAAP, for the year ended December 31, 2000, the Group capitalized goodwill of NT$468.3 million related to a subsidiary's convertible bond, with NT$49.4 million and NT$93.7 million being amortized in the statement of operations for the years ended December 31, 2000 and 2001, respectively, and nil for the subsequent periods. Further, upon conversion of an equity investment's bond, which increased the Group's ownership, the difference of NT$519 million between the total cost of the investment and proportionate share of the fair value net assets was being amortized over 5 years, which accounted for NT$54.8 million and NT$103.9 million for the years ended December 31, 2000 and 2001, respectively. Again, due to the first adoption of SFAS No.141 & 142 on January 1, 2002, no amortization was made since then. Details of the accounting treatment on goodwill are set out in the footnote "Adoption of SFAS No.141 & 142".

              UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

     The Group has invested in convertible bonds. Under the SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", an embedded derivative instrument shall be separated from the host contract and accounted for as a derivative instrument pursuant to the statement if a) the economic characteristics and risks of the embedded derivative instrument are not clearly and closely related to the economic characteristics and risks of the host contract, b) the contract that embodies both the embedded derivative instrument and the host contract is not remeasured at fair value with changes in fair value reported in earnings as they occur and c) a separate instrument with the same terms as the embedded derivative instrument would be a derivative instrument subject to the requirements of SFAS No. 133. For an available-for-sale convertible debt securities, the conversion option embedded must be separated from the debt host contract and accounted for as a derivative instrument provided that the conversion option would, as a freestanding instrument, be a derivative instrument subject to the requirement of SFAS No. 133 since the embedded conversion option satisfied the above three criteria. As a result, the embedded option contracts in the convertible bonds with the initial amount of NT$104 million, NT$57 million and NT$64 million in total, respectively, at date of purchase were separated from the debt host contracts and were accounted for as trading securities reporting at fair value, with an unrealized gain(loss) of NT$(25) million, NT$14 million and NT$122 million included in earnings for the year ended December 31, 2002 and for the six-month periods ended June 30, 2002 and 2003. On the other hand, the debt host contracts with the initial amount of NT$ 2,397 million, NT$1,995 million and NT$755 million were classified as available-for-sale securities, with an unrealized gain(loss) of NT$46 million, NT$(76) million and NT$(83) million reported in other comprehensive income for the year ended December 31, 2002 and for the six-month periods ended June 30, 2002 and 2003, respectively.

     Exchangeable Bonds
     Bonds that are exchangeable into common stock of a third party is an expansion on the concept of convertible bonds.

     Under ROC GAAP, when exchangeable bondholders exercise their rights to exchange for the reference shares, the book value of bonds is to be offset with the book value of the investment in the reference shares together with the related stockholder's equities, with the difference recognized as gain or loss on disposal of investments.

              UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

     Under US GAAP, as prescribed by SFAS No.133 and discussed above, the exchangeable feature within exchangeable bonds is an embedded equity derivative within a debt instrument that satisfies the three criteria which requires it to be bifurcated and separately accounted for. The fair value of the exchangeable option feature of the Group's first exchangeable bonds issued in May 2002 was measured as NT$2,025 million as at the date of issuance, which resulted to a reclassification from the bond value to financial instrument liability under US GAAP accordingly. As of December 31, 2002 and June 30, 2003, the fair value of the option was NT$273 million and NT$257 million, respectively, resulting in a gain of NT$1,752 million and NT$16 million being recognized for the year ended December 31, 2002 and for the six-month period ended June 30, 2003 under US GAAP, respectively.

 (7) Principle of Acquisition under the Purchase Method

     Under ROC GAAP, the fair value of the net assets received is deemed to be the value of the consideration for the acquisition of the remaining interests in United Semiconductor, United Silicon, UTEK Semiconductor and United Integrated Circuits and is reflected in the common stock and capital reserve in the balance sheet. The Group estimated the fair value of the net assets acquired through two valuation models, profitability and net worth model, and a discounted cash flows model. They also used other considerations such as the valuation of current operations, synergies, technical knowledge and future prospects. Under US GAAP, the acquisition was accounted for using the purchase method of accounting and the purchase price was determined using the market value of the shares exchanged. The difference between the fair value of the shares exchanged and the fair value of the net assets acquired creates goodwill. Goodwill was amortized on a straight-line basis over ten years. Upon the adoption of SFAS No.141 & 142 on January 1, 2002 by the Group, the goodwill ceased to be amortized and is subject to impairment test only. Please refer to "Adoption of SFAS No. 141 and 142" for details. The purchase price under US GAAP was determined based on the average closing market price of the Company's stock on the five trading days beginning two days before June 16, 1999, the first day of trading after the announcement of the acquisition to determine the fair values of the shares exchanged.

     The purchase price was allocated to the tangible and intangible assets and liabilities acquired based on their estimated fair values at January 3, 2000, as follows (in NT$ millions):

            Current assets                                   $ 38,188
            Other assets                                       47,673
            Liabilities                                       (43,318)
            Goodwill                                          122,835
                                                    -----------------
            Purchase price                                   $165,378
                                                    =================

     As of January 1, 2002, the carrying value of the unamortized balance of the goodwill was measured as NT$98,268 million.

              UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

 (8) Earnings Per Share

     Under ROC GAAP, basic earnings per share are calculated by dividing net income by the weighted average number of shares outstanding during the year. Diluted earnings per share are calculated by taking basic earnings per share into consideration plus additional common shares that would have been outstanding if the dilutive share equivalents had been issued. The net income would also be adjusted for the interest derived from any underlying dilutive share equivalents. The weighted-average outstanding shares are restated for stock dividends issued and shares issued for employee bonuses, as described under (1) Compensation above.

     Under US GAAP, basic earnings per share are calculated by dividing net income by the weighted average number of shares outstanding during the year. Shares issued for employee bonus will affect the current year's earnings per share only. Diluted earnings per share are calculated by taking into consideration additional common shares that would have been outstanding if the dilutive share equivalents had been issued. The net income would also be adjusted for the interest derived from any underlying dilutive share equivalents.

 (9) Tax Effect of US GAAP Adjustments

     Undistributed earnings generated after 1997 are subject to a 10% tax in compliance with the Income Tax Law of the ROC. Under ROC GAAP, the 10% tax on undistributed earnings is recorded as an expense at the time shareholders resolve that its earnings shall be retained. Under US GAAP, the Group would measure its income tax expense, including the tax effects of temporary differences, using the tax rate that includes the tax on undistributed earnings.

(10) Principles of Consolidation

     Under ROC GAAP, certain 50% or more owned subsidiaries are not consolidated if they meet specific exclusion rules detailed in the accounting policies footnote. Under US GAAP, consolidation is generally required when one of the companies in a group directly or indirectly has a controlling financial interest in the other companies. The usual condition for controlling financial interest is ownership of a majority of the voting interest and, therefore, as a general rule ownership by one company, directly or indirectly, of over fifty percent of the outstanding voting shares of another company is a condition pointing towards consolidation. Consolidation of majority-owned subsidiaries is required in the preparation of consolidated financial statements, unless (i) control is considered temporary or (ii) control does not rest with the majority owner. As such, Under US GAAP, the Company consolidates those subsidiaries that are excluded from consolidation under ROC GAAP due to the exclusion rules (Fortune Venture Capital Corporation, UMC Capital Corporation, United Microelectronics Corp. (Samoa), United Foundry Services Inc., and Sigence Inc.) The net income and stockholders' equity variances between US GAAP and ROC GAAP for those entities are included in the adjustment for equity investments.

              UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

(11) Stock Dividends

     Under ROC GAAP, stock dividends are recorded at par with a charge to retained earnings. Under US GAAP, if the ratio of distribution is less than 25 percent of the same class of shares outstanding, the fair value of the shares issued should be charged to retained earnings. The accumulative effect of these dividends would have decreased retained earnings and increased capital reserve for the years ended December 31, 2000, 2001 and 2002, and for the six-month periods ended June 30, 2002 and 2003, by approximately NT$127,880 million, NT$187,416 million, NT$243,546 million, NT$187,416 million, and NT$243,546 million, respectively.

(12) Other financial assets

     Interest rate swap
     To eliminate the variability of cash flows in the interest payments of its NT$15 billion variable-rate domestic bonds issued in May to June 2003, the Company entered into interest rate swap agreements with notional amount of NT$15 billion that effectively convert the floating-rate domestic bonds to fixed-rate basis over the term of the bonds. Under ROC GAAP, the periodic cash settlement under the interest rate swap is accrued in the statement of operations as an adjustment to interest expense. The net receivable/payable under the interest rate swap is included as "other financial assets". Changes in fair value of the interest rate swap, as hedging instrument, are not required to be accounted for as of the balance sheet date.

     Under US GAAP, the SFAS No. 133 requires companies to recognize all of its derivative instruments as either assets or liabilities in the statement of financial position at fair value. The accounting for changes in the fair value of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and further, on the type of hedging relationship. For those derivative instruments that are designated and qualify as hedging instruments, a company must designate the hedging instrument, based upon the exposure being hedged, as a fair value hedge, cash flow hedge or a hedge of a net investment in a foreign operation.

     The Company's interest rate swap agreements were designated as cash flow hedges. For derivative instruments that are designated and qualify as a cash flow hedge to hedge the exposure to variability in expected future cash flows that is attributable to a particular risk, the effective portion of the gain or loss on the derivative instrument is reported as other comprehensive income, a component of stockholders' equity, and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. Therefore, to recognize the change in fair value of the interest rate swaps, an amount of NT$216 million was included in other comprehensive income under US GAAP for the six-month period ended June 30, 2003.

              UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

           Credit-linked deposits and repackage bonds

           The Group held several credit-linked deposits and repackage bonds classified as other financial assets under ROC GAAP as of June 30, 2003. As no early withdrawal is allowed under the deposit/repackage agreements, such financial instruments are included in held-to-maturity securities under US GAAP.

           The repayment in full, including any accrued interest, of these deposits is subject to the non-occurrence of one or more credit events, which are referenced to the entities' fulfillment of their own obligations as well as repayment of their loan or corporate bonds. Upon the occurrence of one or more of such credit events, the Group may receive nil or less than the full amount of these deposits and any payment received may be delayed due to the occurrence of certain events.

           Since the credit-linked options were, a) the economic characteristics and risks of the embedded derivative instrument are not clearly and closely related to the economic characteristics and risks of the deposit, b) the contract that embodies both the embedded derivative instrument and the host contract is not remeasured at fair value with changes in fair value reported in earnings as they occur and c) a separate instrument with the same terms as the embedded derivative instrument would be a derivative instrument subject to the requirements of SFAS No. 133, these credit-linked options were bifurcated from such deposits with the amount of NT$29 million as of June 30, 2003. The underlying reference entities are summarized as follows:

           Principal amount in original currency          Reference entities
           -------------------------------------------    -----------------------------------------------------------------
           20 million in USD                              Siliconware Precision Industries Co., Ltd  ("Siliconware")
           19 million in USD                              King Yuan Electronics Co., Ltd
           15 million in USD                              UMCi Pte. Ltd
           6.5 million in USD                             Unimicron Technology Corp.
           5 million in USD                               Stark Technology, Inc.
           5 million in USD                               Compal Electronics, Inc. and the Company
           5 million in USD                               Fubon Holding Co., Ltd., Siliconware and the Company
           5 million in USD                               Cathay Financial Holding Co., Ltd.
           5 million in USD                               Quanta Display Inc.
           3.2 billion in JPY                             UMCJ
           100 million in NTD                             The Company
           210 million in NTD                             Siliconware

              UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

     (13)  Gross Profit and Operating Income

           Inventory loss provision, gain from disposal of property, plant and equipment, and gain from foreign currency exchange were presented below the operating income subtotal in the statement of operations as permitted under ROC GAAP. Under US GAAP, the inventory loss provision is included in the determination of gross profit. Further, the inventory loss provision, gain from disposal of property, plant and equipment, and gain from foreign currency exchange are included in the determination of operating income.

     (14)  Gain on Disposal of Fixed Assets

           Under ROC GAAP, gains and losses from the disposal of fixed assets are both recognized in the statement of operations, with gains reclassified from retained earnings to capital reserve. However, according to amendments in ROC Company Law, such transfer of gains to capital reserve shall no longer be required with effect on January 1, 2001. The accumulated gain transferred in prior years can be transferred back from the capital reserve and be treated as a one-time increase in retained earnings subject to shareholder's approval. Under US GAAP, the reclassification of the gain from retained earnings is not permitted. As of June 30, 2003, the accumulated gain transferred in prior years by investees that has not been transferred back from capital reserve under ROC GAAP amounted to NT$1.7 million, which had been transferred under US GAAP.

     (15)  Reclassification of Certificates of Deposit

           Under ROC GAAP, cash and cash equivalents include certificates of deposit. Under US GAAP, cash equivalents are short-term, highly liquid investments that are readily convertible to cash with original maturities of three months or less. Thus, certificates of deposit with original maturities of greater than three months are classified as cash equivalents under ROC GAAP but should be included in marketable securities for trading purpose under US GAAP.

     (16)  Employee Stock Options

           The Group has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25) and related interpretations in accounting for its employee stock options because, as discussed below, the alternative fair value accounting provided for under SFAS No. 123, "Accounting for Stock-Based Compensation", requires use of option valuation models that were not developed for use in valuing employee stock options. Under APB 25, because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized for the Company.

              UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

           On September 11, 2002, the Company was authorized to issue Employee Stock Options. The total number of options to be granted under the plan is one billion units, with each unit entitling the optionee to subscribe for one share of the Company's common stock. The grant period for options is six years and an optionee may exercise his/her options starting from two years after the grant: employees may exercise up to 50% of the options after two years, up to 75% after three years and up to 100% after four years. The total number of option units outstanding as of June 30, 2003 was 951,456 thousand units.

           Pro forma information regarding net income and earnings per share is required by SFAS No. 123, and has been determined as if the Group had accounted for its employee stock options under the fair value method of that Statement. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions for the year ended December 31, 2002 and for the six-month period ended June 30, 2003, respectively: risk-free interest rate of 1.98% and 1.96%; dividend yields of 22.63%; volatility factors of the expected market price of the Company's common stock of 0.54 and 0.53; and a weighted-average expected life of the option of 4.4 years.

           The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Group's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

              UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Group's pro forma information follows (in thousands except for earnings per share information):

                                                                                                For the six-month period ended
                                                   For the year ended December 31,                          June 30,
                                           ----------------------------------------------     ---------------------------------
                                              2000          2001              2002               2002              2003
                                           ----------   -----------    ------------------     ---------   ---------------------
                                             NT$'000       NT$'000     NT$'000    US$'000      NT$'000      NT$'000    US$'000
Net income, as reported under US
     GAAP                                  27,133,811   (23,246,991)    293,653     8,485       149,562    1,219,050     35,222
Add: Stock-based employee
     compensation expense included
     in reported net income, net of
     related tax effects                            -             -       5,387       156             -            -          -
Deduct: Total stock-based employee
     compensation expense
     determined under fair value
     based method for all awards, net
     of related tax effects                  (170,382)     (284,663)   (398,583)  (11,517)     (123,770)      48,991      1,416
                                           ----------   -----------    --------  --------     ---------   ----------  ---------
Pro forma net income                       26,963,429   (23,531,654)    (99,543)   (2,876)       25,792    1,268,041     36,638
                                           ==========   ===========    ========  ========     =========   ==========  =========

Earnings (loss) per share (in dollars):

     Basic and diluted - as reported             1.91         (1.58)       0.02                    0.01         0.08
                                           ==========   ===========    ========               =========   ==========

     Basic and diluted - pro forma               1.90         (1.60)      (0.01)                      -         0.09
                                           ==========   ===========    ========               =========   ==========

The pro forma net income effect for the periods prior to September 2002 is mainly attributable to the employee stock options issued by a subsidiary of the Company.

              UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

     A summary of the Company's stock option activity, and related information for the year ended December 31, 2002 and for the six-month period ended June 30, 2003 follows:

                                                                                   For the six-month period ended
                                            For the year ended December 31, 2002           June 30, 2003
                                          -------------------------------------- ---------------------------------
                                              Options         Weighted-Average       Options      Weighted-Average
                                          (in thousands)       Exercise Price    (in thousands)    Exercise Price
                                          ---------------    -----------------   ---------------  ----------------
                                                                        NT$                                NT$
     Outstanding-beginning of year                      -                  -           928,059            20.0
     Granted                                      939,000               20.0            61,000            22.5
     Exercised                                          -                  -                 -               -
     Forfeited                                    (10,941)              20.0           (37,603)           20.4
                                          ---------------                        -------------
     Outstanding-end of year                      928,059               20.0           951,456            20.1
                                          ===============                        -------------
     Exercisable at end of year                         -                  -                 -               -
     Weighted-average fair value of
       options granted during the year            NT$1.07                              NT$1.17

     Exercise prices for options outstanding as of June 30, 2003 is ranged from NT$20 to NT$22.5. The weighted-average remaining contractual life of those options is 5.3 years.

(17) Summarized financial information

     Summarized financial information for equity investees is as follows:

                                        As of December 31,
                                 --------------------------------
                                    2001              2002           As of June 30, 2003
                                 ----------   -------------------   ---------------------
                                  NT$'000      NT$'000    US$'000     NT$'000    US$'000
     Current assets              31,945,226   33,313,560  962,541   29,922,342    864,558
     Noncurrent assets           28,490,053   26,004,109  751,347   28,639,124    827,481
     Current liabilities         14,219,013   11,641,482  336,362   12,886,916    372,347
     Noncurrent liabilities       3,700,242    5,396,573  155,925    5,197,500    150,173

                                                                              For the six-month period ended
                                  For the year ended December 31,                       June 30
                          -----------------------------------------------   ---------------------------------
                             2000        2001               2002              2002               2003
                          ----------  ----------   ----------------------   ----------   --------------------
                            NT$'000     NT$'000     NT$'000      US$'000     NT$'000       NT$'000    US$'000
     Net sales            58,418,686  32,824,736   38,718,123   1,118,698   18,200,234   21,695,603   626,859
     Gross profit         16,886,102   4,521,406    8,728,242     252,188    4,184,463    4,634,381   133,903
     Net income (loss)       729,303  (5,411,366)    (147,825)     (4,271)    (336,903)     776,467    22,435

              UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

   Reconciliation of Consolidated Net Income

                                                                                                      For the six-month period
                                                       For the year ended December 31,                      ended June 30,
                                                ------------------------------------------------  --------------------------------
                                                    2000         2001               2002             2002             2003
                                                -----------  ------------  ---------------------  -----------  -------------------
                                                   NT$'000       NT$'000     NT$'000     US$'000     NT$'000    NT$'000    US$'000
   Net income (loss), ROC GAAP                   50,780,378    (3,157,302)  7,072,032    204,335    4,661,755   3,090,204   89,286
   US GAAP adjustments:
   (1) Compensation                              (9,340,489)   (4,525,785) (7,348,917)  (212,335)  (5,648,264)   (829,303) (23,961)
   (2) Equity investments:
        (1) Compensation                         (1,083,503)   (1,488,490)   (471,136)   (13,613)    (510,228)   (287,664)  (8,312)
        (3) Marketable securities                  (491,032)       45,989     (64,049)    (1,851)     (33,346)        314        9
        (4) Treasury stock                          (20,547)      (10,557)          -          -            -           -        -
        (5) Technological know-how                   23,344        22,928      22,527        651       11,298      10,657      308
        (6) Convertible bonds                      (414,886)            -           -          -            -           -        -
        Other                                      (116,852)     (356,933)    (85,114)    (2,459)      15,821     (66,828)  (1,931)
   (3) Investment (loss) income                     (15,242)      315,737      30,477        881       84,805    (344,127)  (9,943)
   (3) Difference in application of equity
        accounting                                        -             -           -          -            -     255,458    7,381
   (3) Impairment loss in marketable securities    (295,869)   (3,304,929)   (349,177)   (10,089)      47,254    (522,188) (15,088)
   (5) Gain on technological know-how
        contributed to foundry venture investee     828,698             -           -          -            -           -        -
   (6) Adjustments due to change in interest of
        investee companies                          563,311       795,851     449,365     12,984      438,505      24,156      698
   (6) Embedded derivatives in exchangeable
        bonds                                             -             -   1,752,039     50,622    1,267,989      16,267      470
   (6) Convertible/Exchangeable bonds                     -             -    (691,394)   (19,977)    (346,027)   (232,594)  (6,721)
   (6) Gain on reacquisition of bonds                     -             -           -          -            -     106,416    3,075
   (7) Consolidated goodwill
        amortization                            (12,283,500)  (12,283,500)          -          -            -           -        -
   (9) Income tax effect                         (1,000,000)      700,000     (23,000)      (664)     160,000      44,000    1,272
   (12)Credit-linked deposits                             -             -           -          -            -     (45,718)  (1,321)
                                                -----------  ------------  ----------  ---------  -----------  ----------  -------
   Net income (loss), US GAAP                    27,133,811   (23,246,991)    293,653      8,485      149,562   1,219,050   35,222
                                                ===========  ============  ==========  =========  ===========  ==========  =======
   (8) Basic and diluted earnings/(loss) per
       share under US GAAP (in dollars)                1.91         (1.58)       0.02                    0.01        0.08
                                                ===========  ============  ==========             ===========  ==========
   Weighted-average number of shares
     outstanding-basic (in thousands)            14,179,447    14,671,293  14,655,247              14,603,656  14,682,742
                                                ===========  ============  ==========             ===========  ==========
   Weighted-average number of shares
     outstanding-diluted (in thousands)          14,179,447    14,671,293  14,729,188              14,603,656  14,737,383
                                                ===========  ============  ==========             ===========  ==========
   Other comprehensive loss, ROC GAAP            (2,241,077)     (631,401)   (620,397)   (17,925)    (346,381) (1,014,516) (29,313)
   (3) Marketable securities-available for
       sale                                         225,636    40,750,908  20,147,099    582,118   25,564,600  24,663,873  712,623
   (12) Interest rate swaps                               -             -           -          -            -     216,122    6,245
   Translation adjustments                            3,254        59,085        (478)       (14)     (35,821)       (582)     (17)
                                                -----------  ------------  ----------- ---------  -----------  ----------  --------
   Other comprehensive (loss) income, US GAAP    (2,012,187)   40,178,592  19,526,224    564,179   25,182,398  23,864,897  689,538
                                                ===========  ============  =========== =========  ===========  ==========  =======

              UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

       Reconciliation of Gross Profits

                                            For the year ended December 31,             For the six-month period ended June 30,
                                  ----------------------------------------------------- ---------------------------------------
                                       2000          2001               2002               2002                 2003
                                   ------------  ------------  -----------------------  -----------   -------------------------
                                       NT$'000     NT$'000       NT$'000     US$'000       NT$'000      NT$'000       US$'000
     Gross profit, ROC GAAP          58,198,294    9,248,890    12,538,054     362,267    5,555,005     8,323,328       240,489
     (1)  Compensation               (6,526,306)  (3,434,607)   (5,415,162)   (156,463)  (3,776,912)     (635,078)      (18,350)
     (13) Inventory loss provision     (610,327)  (1,529,823)     (955,074)    (27,595)    (128,369)   (1,051,432)      (30,379)
     Consolidation of
       unconsolidated subsidiaries      (78,753)    (136,676)            -           -      (49,792)            -             -
                                   ------------  ------------  -----------  ----------  -----------   -----------   -----------
     Gross profit, US GAAP           50,982,908    4,147,784     6,167,818     178,209    1,599,932     6,636,818       191,760
                                   ============  ============  ===========  ==========  ===========   ===========   ===========

     Reconciliation of Operating Revenues

                                                                                             For the six-month period
                                             For the year ended December 31,                      ended June 30,
                                    -------------------------------------------------  -----------------------------------
                                        2000         2001               2002              2002               2003
                                    ------------  -----------  ----------------------  -----------  ----------------------
                                       NT$'000       NT$'000      NT$'000   US$'000      NT$'000     NT$'000     US$'000
     Operating income (loss),
        ROC GAAP                      47,543,397   (6,412,253)     112,258      3,244   (1,309,457)  2,880,853      83,237
     (1) Compensation                 (9,340,489)  (4,525,785)  (7,348,917)  (212,335)  (5,648,264)   (829,303)    (23,961)
     (7) Consolidated goodwill
           amortization              (12,332,937) (12,377,169)           -          -            -           -           -
     (13) Inventory loss provision      (610,327)  (1,529,823)    (955,074)   (27,596)    (128,369) (1,051,432)    (30,379)
     (13) Gain on disposal of
           property, plant and
           equipment                      99,700      (45,523)      14,403        416      (18,381)     21,365         617
     (13) Foreign currency
           exchange gain               2,920,585      664,794     (104,243)    (3,012)    (331,025)    115,269       3,331
     Consolidation of
        unconsolidated subsidiaries       (4,516)       2,480      (24,890)      (719)     (12,843)    (22,999)       (665)
                                    ------------  -----------  -----------  ---------  -----------  ----------  ----------
     Operating income (loss), US
        GAAP                          28,275,413  (24,223,279)  (8,306,463)  (240,002)  (7,448,339)  1,113,753      32,180
                                    ============  ===========  ===========  =========  ===========  ==========  ==========

              UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

Reconciliation of Consolidated Stockholders' Equity

                                                              As of December 31,
                                                 -------------------------------------------
                                                       2001                  2002                   As of June 30, 2003
                                                 --------------  ---------------------------   ----------------------------
                                                       NT$'000         NT$'000       US$'000         NT$'000        US$'000
  Total stockholders' equity, ROC GAAP             213,322,253     217,424,485     6,282,129     215,969,589      6,240,092
  (1)  Compensation                                          -          66,973         1,935          51,732          1,495
  (2)  Equity investments:
       (1) Compensation                               (157,231)       (127,980)       (3,698)        (80,370)        (2,322)
       (3) Marketable securities - trading              81,634          24,788           716          25,110            725
       (3) Marketable securities - available
           for sale                                    443,030       1,560,602        45,091       1,617,036         46,721
       (5) Technological know-how                      (57,398)        (33,867)         (978)        (26,347)          (761)
       Translation adjustments                           5,019            (464)          (13)              -              -
       Other                                          (485,030)       (455,226)      (13,153)       (273,832)        (7,912)
  (3)  Change in fair value of marketable
       securities                                   40,325,522      18,617,474       537,922      23,249,114        671,746
  (3)  Difference in application of equity
       accounting                                            -               -             -         206,281          5,960
  (3)  Impairment loss on marketable securities     (3,304,929)     (3,654,106)     (105,579)     (4,176,023)      (120,659)
  (4)  Treasury stock                                 (176,221)         (8,024)         (232)         (8,024)          (232)
  (6)  Adjustments due to change in interest
       of investee companies                         1,527,584       1,604,517        46,360       1,628,673         47,058
  (6)  Convertible/ Exchangeable bonds                       -        (691,394)      (19,977)       (817,572)       (23,622)
  (6)  Embedded derivatives in exchangeable
       bonds                                                 -       1,752,039        50,622       1,768,306         51,092
  (7)  Unamortized goodwill due to acquisition      98,268,000      98,268,000     2,839,295      98,268,000      2,839,295
  (9)  Income tax effect                              (300,000)       (323,000)       (9,333)       (279,000)        (8,061)
  (12) Credit-linked deposits                                -               -             -         (45,718)        (1,321)
  (12) Interest rate swaps                                   -               -             -         216,122          6,244
                                                 -------------   -------------  ------------   -------------   ------------
  Stockholders' equity, US GAAP                    349,492,233     334,024,817     9,651,107     337,293,077      9,745,538
                                                 =============   =============  ============   =============   ============

              UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

Movements in Stockholders' Equity in Accordance with US GAAP

                                                   For the year ended December 31,           For the six-month period ended June 30,
                                           ------------------------------------------------- ---------------------------------------
                                                2000         2001               2002             2002                2003
                                           -----------   ----------  ----------------------- ------------  -------------------------
                                               NT$'000      NT$'000      NT$'000      US$000      NT$'000      NT$'000    US$'000
 Balance at January 1,                      89,876,907  326,985,321  349,492,233  10,098,013  349,492,233  334,024,817  9,651,107
 (1) Compensation                            7,551,811    6,668,317    7,415,890     214,270    6,592,188      808,412     23,358
 (2) Adjustment of capital reserve and
     retained earnings accounted for under
     equity method                           1,842,027    1,395,559      197,989       5,721       43,605      542,474     15,674
 (3) Change in fair value of marketable
     securities - the Company                 (599,340)  41,167,526  (20,936,211)   (604,918) (14,067,691)   4,474,878    129,295
 (3) Change in fair value of marketable
     securities - equity investees          (2,544,912)   1,152,094     (545,915)    (15,773)    (967,717)     (23,113)      (668)
 Common stock for the conversion of
  convertible bonds issued                   3,429,132            -            -           -            -            -          -
 Adjustment due to change in ownership of
  investee companies                         2,521,277     (344,213)      20,981         606      263,236   (1,415,102)   (40,887)
 (4) Treasury stock                         (5,159,240)  (4,599,643)  (2,743,561)    (79,271)  (2,178,200)  (2,225,247)   (64,295)
 (4) Capital reserve from gain on
     disposal of treasury stock                 20,547      296,018            -           -            -            -          -
 Cumulative translation adjustment on
  foreign long-term investment                (507,778)    (128,841)     829,758      23,974       39,214     (329,214)    (9,512)
 (5) Adjustment due to technological
     know-how contributed to a joint
     venture investee                        1,082,349            -            -           -            -            -          -
 (7) Issue new shares for the shares
     swapped regarding to the merger-par
     value                                  23,836,503            -            -           -            -            -          -
 (7) Capital reserve due to merger         139,987,454            -            -           -            -            -          -
 Shares issued for American Depository
  Shares                                    38,514,773      147,086            -           -            -            -          -
 Interest rate swaps                                 -            -            -           -            -      216,122      6,244
 Net income (loss)                          27,133,811  (23,246,991)     293,653       8,485      149,562    1,219,050     35,222
                                           -----------  -----------  ----------- -----------  -----------  ----------- ----------
 Balance at end of the period              326,985,321  349,492,233  334,024,817   9,651,107  339,366,430  337,293,077 9,745,538
                                           ===========  ===========  =========== ===========  ===========  =========== ==========

              UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

Summarized US GAAP balance sheet and statement of operations information is presented below:

                                As of December 31,                 As of June 30,
                         -----------------------------------   ----------------------
                            2001              2002                      2003
                         -----------  ----------------------   ----------------------
                           NT$'000      NT$'000     US$'000      NT$'000     US$'000
Current assets           101,376,483  102,492,091  2,961,343   118,446,888  3,422,331
Noncurrent assets        355,502,958  340,152,950  9,828,170   332,828,784  9,616,549
Current liabilities       34,538,996   29,987,400    866,438    41,109,805  1,187,801
Noncurrent liabilities    57,253,331   62,608,692  1,808,977    57,461,649  1,660,261
Minority interests        15,594,881   16,024,132    462,991    15,411,141    445,280

                                     For the year ended December 31,                 For the six-month period ended June 30,
                         -------------------------------------------------------   -----------------------------------------
                             2000           2001                  2002                 2002                   2003
                         ------------   ------------  --------------------------   ------------   --------------------------
                           NT$'000         NT$'000      NT$'000        US$'000        NT$'000        NT$'000       US$'000
Net operating revenues   115,616,117     69,816,030    75,425,356     2,179,294     34,588,520     44,145,337     1,275,508
Cost of goods sold       (64,633,209)   (65,668,246)  (69,257,538)   (2,001,085)   (32,988,588)   (37,508,519)   (1,083,748)
Operating income (loss)   28,275,413    (24,223,279)   (8,306,463)     (240,002)    (7,448,339)     1,113,753        32,180
Net income (loss)         27,133,811    (23,246,991)      293,653         8,485        149,562      1,219,050        35,222

A reconciliation of the significant balance sheet accounts under ROC GAAP to the amounts determined under US GAAP is as follows:

                                                                 As of December 31,
                                                    ----------------------------------------
                                                        2001                 2002                 As of June 30, 2003
                                                    ------------  --------------------------  --------------------------
                                                       NT$'000       NT$'000      US$'000       NT$'000        US$'000
Cash and Cash Equivalents:
As reported under ROC GAAP                           76,904,068    74,902,448     2,164,185    89,692,086     2,591,508
Consolidation of unconsolidated subsidiaries            564,450       864,733        24,985       767,670        22,180
Reclassification to marketable securities           (19,642,617)  (21,548,110)     (622,598)  (36,795,109)   (1,063,135)
                                                    -----------   -----------   -----------   -----------   -----------
As adjusted under US GAAP                            57,825,901    54,219,071     1,566,572    53,664,647     1,550,553
                                                    ===========   ===========   ===========   ===========   ===========

Marketable Securities, trading:
Reported as marketable securities under ROC GAAP      1,286,434     2,526,365        72,995     1,049,768        30,332
Reclassification from cash & cash equivalents        19,642,617    21,548,110       622,598    36,795,109     1,063,135
Reclassification to marketable securities,
  available-for-sale                                          -    (2,397,448)      (69,270)     (754,915)      (21,812)
Credit-linked options                                         -             -             -        28,875           834
Change in fair value of marketable securities            19,868        50,074         1,447       202,571         5,853
                                                    -----------   -----------   -----------   -----------   -----------
As adjusted under US GAAP                            20,948,919    21,727,101       627,770    37,321,408     1,078,342
                                                    ===========   ===========   ===========   ===========   ===========
Represented by:
Trading securities-current                           20,948,919    20,680,374       597,526    35,599,882     1,028,601
Trading securities-noncurrent                                 -     1,046,727        30,244     1,721,526        49,741
                                                    -----------   -----------   -----------   -----------   -----------
                                                     20,948,919    21,727,101       627,770    37,321,408     1,078,342
                                                    ===========   ===========   ===========   ===========   ===========

              UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

                                                                    As of December 31,
                                                       -----------------------------------------
                                                          2001                  2002                    As of June 30, 2003
                                                       -----------    --------------------------    --------------------------
                                                         NT$'000         NT$'000       US$'000         NT$'000       US$'000
Other Financial Assets, Current:
As reported under ROC GAAP                                       -      5,980,960        172,810      1,704,726         49,255
Reclassification to marketable securities,
  held to maturity                                               -     (5,980,960)      (172,810)    (1,689,760)       (48,822)
Interest rate swaps                                              -              -              -        216,122          6,244
                                                       -----------    -----------    -----------    -----------    -----------
As adjusted under US GAAP                                        -              -              -        231,088          6,677
                                                       ===========    ===========    ===========    ===========    ===========

Long-term Investments:
As reported under ROC GAAP                              40,756,678     37,800,496      1,092,184     41,044,566      1,185,917
Consolidation of unconsolidated subsidiaries              (573,844)      (833,683)       (24,088)      (903,407)       (26,103)
Equity investments compensation                           (157,231)      (127,980)        (3,698)       (80,370)        (2,322)
Change in fair value of marketable securities           40,305,654     18,567,400        536,475     23,046,543        665,893
Impairment loss in marketable securities                (3,304,929)    (3,654,106)      (105,579)    (4,176,023)      (120,659)
Treasury stock                                            (176,221)        (8,024)          (232)        (8,024)          (232)
Reclassification from ROC GAAP marketable securities             -      2,397,448         69,270        754,915         21,812
Difference in application of equity accounting                   -              -              -        206,281          5,960
Equity investments                                       1,189,663      2,375,037         68,623      2,645,326         76,432
                                                       -----------    -----------    -----------    -----------    -----------
As adjusted under US GAAP                               78,039,770     56,516,588      1,632,955     62,529,807      1,806,698
                                                       ===========    ===========    ===========    ===========    ===========
Marketable Securities, held-to-maturity:
As reported under ROC GAAP                                       -              -              -              -              -
Reclassification  from other financial assets                    -      6,853,960        198,034      4,253,680        122,903
                                                       -----------    -----------    -----------    -----------    -----------
As adjusted under US GAAP                                        -      6,853,960        198,034      4,253,680        122,903
                                                       ===========    ===========    ===========    ===========    ===========
Other Financial Assets, Noncurrent:
As reported under ROC GAAP                                       -        873,000         25,224      2,563,920         74,080
Reclassification to marketable securities,
  held to maturity                                               -       (873,000)       (25,224)    (2,563,920)       (74,080)
                                                       -----------    -----------    -----------    -----------    -----------
As adjusted under US GAAP                                        -              -              -              -              -
                                                       ===========    ===========    ===========    ===========    ===========

              UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

                                                          As of December 31,
                                                 -----------------------------------
                                                    2001               2002             As of June 30, 2003
                                                 ----------   ----------------------   ---------------------
                                                   NT$'000     NT$'000      US$'000      NT$'000     US$'000
Other Assets:
As reported under ROC GAAP                        1,708,359    1,558,655      45,035    1,763,194     50,945
Consolidation of unconsolidated subsidiaries          2,756        1,184          34        1,970         57
                                                 ----------   ----------   ---------   ----------  ---------
As adjusted under US GAAP                         1,711,115    1,559,839      45,069    1,765,164     51,002
                                                 ==========   ==========   =========   ==========  =========

Goodwill:
As reported under ROC GAAP                                -            -           -            -          -
Goodwill upon conversion of convertible bonds       325,302      325,302       9,399      325,302      9,399
Goodwill due to acquisition                      98,268,000   98,268,000   2,839,295   98,268,000  2,839,295
                                                 ----------   ----------   ---------   ----------  ---------
As adjusted under US GAAP                        98,593,302   98,593,302   2,848,694   98,593,302  2,848,694
                                                 ==========   ==========   =========   ==========  =========

Accrued Expenses:
As reported under ROC GAAP                        5,678,713    4,032,474     116,512    6,009,783    173,643
Consolidation of unconsolidated subsidiaries         (3,051)       1,575          46        2,168         63
Accrued interest for convertible bonds                    -      490,545      14,173      521,643     15,072
Release from reacquisition of bonds                       -            -           -     (106,416)    (3,075)
Compensation                                              -        6,365         184        2,781         80
                                                 ----------   ----------   ---------   ----------  ---------
As adjusted under US GAAP                         5,675,662    4,530,959     130,915    6,429,959    185,783
                                                 ==========   ==========   =========   ==========  =========

Financial Instrument Liabilities:
As reported under ROC GAAP                                -            -           -            -          -
Bifurcated exchangeable feature in
  exchangeable bonds                                      -      273,221       7,894      256,954      7,424
                                                 ----------   ----------   ---------   ----------  ---------
As adjusted under US GAAP                                 -      273,221       7,894      256,954      7,424
                                                 ==========   ==========   =========   ==========  =========

Minority Interests:
As reported under ROC GAAP                       15,594,468   16,023,886     462,984   15,410,157    445,252
Consolidation of unconsolidated subsidiaries            349          319           9        1,058         30
Others                                                   64          (73)         (2)         (74)        (2)
                                                 ----------   ----------   ---------   ----------  ---------
As adjusted under US GAAP                        15,594,881   16,024,132     462,991   15,411,141    445,280
                                                 ==========   ==========   =========   ==========  =========

              UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

Cash Flows Information

                                                 For the year ended December 31,             For the six-month period ended June 30,
                                          -------------------------------------------------  --------------------------------------
                                            2000          2001                2002               2002                2003
                                          ----------   ----------   -----------------------  -----------   ------------------------
                                            NT$'000      NT$'000      NT$'000      US$'000     NT$'000       NT$'000     US$'000
Cash flows from operating activities,
  ROC GAAP                                68,077,184   40,187,493   30,526,954      882,027   10,531,947   24,026,595     694,210
  Payments made for directors'
   remuneration                              (95,737)    (433,039)           -            -            -            -           -
  Difference due to principles in
   consolidation                              (4,327)      31,012      (20,765)        (600)     (31,761)     (40,566)     (1,172)
                                         -----------   ----------   ----------   ----------   ----------   ----------  ----------
Cash flows from operating activities,
  US GAAP                                 67,977,120   39,785,466   30,506,189      881,427   10,500,186   23,986,029     693,038
Cash flows from investing activities,
  ROC GAAP                               (73,682,697) (43,257,044) (36,438,724)  (1,052,838) (11,570,576) (12,390,837)   (358,013)
  Net effect of certificates of deposit
   reclassified to marketable securities      66,175  (17,431,532)  (1,905,493)     (55,056)    (981,816) (15,246,999)   (440,537)
  Difference due to principles in
   consolidation                             100,628      429,379      309,704        8,948     (100,895)     (58,260)     (1,684)
                                         -----------   ----------   ----------   ----------   ----------   ----------  ----------
 Cash flows from investing activities,
  US GAAP                                (73,515,894) (60,259,197) (38,034,513)  (1,098,946) (12,653,287) (27,696,096)   (800,234)
Cash flows from financing activities,
  ROC GAAP                                41,410,673   18,184,354    3,162,286       91,369    3,193,621    3,323,981      96,041
  Payments made for directors'
   remuneration                               95,737      433,039            -            -            -            -           -
  Difference due to principles in
   consolidation                            (118,900)           -            -            -            -        1,200          35
                                         -----------   ----------   ----------   ----------   ----------   ----------  ----------
Cash flows from financing activities,     41,387,510   18,617,393    3,162,286       91,369    3,193,621    3,325,181      96,076
  US GAAP
Foreign exchange effect, ROC GAAP           (137,522)    (680,808)     747,864       21,608       20,601     (170,101)     (4,915)
  Difference due to principles in
   consolidation                             (88,799)      12,762       11,344          328      (11,593)         563          16
                                         -----------   ----------   ----------   ----------   ----------   ----------  ----------
Foreign exchange effect, US GAAP            (226,321)    (668,046)     759,208       21,936        9,008     (169,538)     (4,899)
Net increase in cash and cash
  equivalents, ROC GAAP                   35,667,638   14,433,995   (2,001,620)     (57,834)   2,175,593   14,789,638     427,323
  Net effect of certificates of deposit
   reclassified to marketable securities      66,175  (17,431,532) (1,905,493)      (55,056)    (981,816) (15,246,999)   (440,537)
  Difference due to principles in
   consolidation                            (111,398)     473,153      300,283        8,676     (144,249)     (97,063)     (2,805)
                                         -----------   ----------   ----------   ----------   ----------   ----------  ----------
Net increase (decrease) in cash and
  cash equivalents, US GAAP               35,622,415   (2,524,384)  (3,606,830)    (104,214)   1,049,528     (554,424)    (16,019)
Cash and cash equivalents at the
  beginning of the period, US GAAP        24,727,870   60,350,285   57,825,901    1,670,786   57,825,901   54,219,071   1,566,572
                                         -----------   ----------   ----------   ----------   ----------   ----------  ----------
Cash and cash equivalents at the end of
  the period, US GAAP                     60,350,285   57,825,901   54,219,071    1,566,572   58,875,429   53,664,647   1,550,553
                                         ===========   ==========   ==========   ==========   ==========   ==========  ==========

              UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

Concentration of credit risk

The Group designs, develops, manufactures and markets a variety of semiconductor products. Financial instruments that potentially subject the Group to significant concentrations of credit risk consist principally of cash and cash equivalents and trade accounts and notes receivable. The Group limits its exposure to credit loss by depositing its cash and cash equivalents with high credit quality financial institutions. The Group's revenues and trade accounts and notes receivable are derived primarily from the sale of production foundry wafers, including memory and logic products and wafers. For the year ended December 31, 2002 and for the six-month period ended June 30, 2003, the Group distributes its products on a global basis but mainly to customers in North America (37.64% and 38.08%, respectively), Asia (51.25% and 48.31%, respectively), and Europe and others (11.11% and 13.61%, respectively). The Group's sales are primarily denominated in currencies other than NT Dollars, primarily US Dollars. Two customers' revenue represented 12% and 13%, respectively, of the consolidated revenue for the year ended December 31, 2002 and one customer's revenue represented 10% of the consolidated revenue for the six-month period ended June 30, 2003. The Group routinely assesses the financial strength of substantially all customers. The Group also requires collateral for certain sales to mitigate the credit risk.

Adoption of SFAS No.141 and 142

In June 2001, the Financial Accounting Standard Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 141, "Business Combinations", and SFAS No. 142, "Goodwill and Other Intangible Assets". SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001 as well as all purchase method business combinations completed after June 30, 2001. SFAS No. 141 also specifies criteria intangible assets acquired in a purchase method business combination must meet to be recognized and reported apart from goodwill, noting that any purchase price allocable to an assembled workforce may not be accounted for separately. SFAS No. 142 requires that goodwill and intangible assets with indefinite useful lives should no longer be amortized, but instead be tested for impairment at least annually in accordance with the provisions of SFAS No. 142. SFAS No. 142 also requires that intangible assets with estimable useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-lived Assets".

              UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

The Group adopted SFAS No.141 & 142 on January 1, 2002. Upon adoption, the Group did not identify additional intangible assets related to previous acquisitions and the goodwill created from the acquisition of the remaining interests in United Semiconductor, United Silicon, UTEK Semiconductor and United Integrated Circuits prior to June 30, 2001 as well as those created from the acquisition of an equity investee were no longer to be amortized but instead subject to impairment test annually or when indication of impairment is noted. Similarly, the goodwill created upon conversion of convertible bonds ceased to be amortized. The annual goodwill impairment test performed by the Group did not result in the recognition of any impairment loss as of December 31, 2002 and no indication of impairment is noted during the six-month period ended June 30, 2003.

As of January 1, 2002, the unamortized goodwill amounted to NT$98,593 million, and unamortized equity-method goodwill (included in long-term investment) amounted to NT$526 million. The information on net income exclusive of amortization expense related to the abovementioned goodwill is presented as follows:

                                     For the year ended December 31,              For the six-month period ended June 30,
                           -----------------------------------------------------  ---------------------------------------
                              2000         2001                 2002                2002                 2003
                           ----------   -----------  ---------------------------  --------   ----------------------------
                             NT$'000      NT$'000       NT$'000       US$'000      NT$'000     NT$'000          US$'000
Net income (loss) as
   reported under US GAAP  27,133,811   (23,246,991)      293,653        8,485     149,562    1,219,050         35,222
Add back: amortization
   of goodwill             12,332,937    12,377,169             -            -           -            -              -
Add back: amortization
   of equity-method
   goodwill                   131,758       180,811             -            -           -            -              -
                           ----------   -----------      --------       ------    --------   ----------        -------
Adjusted net income        39,598,506   (10,689,011)      293,653        8,485     149,562    1,219,050         35,222
                           ==========   ===========      ========       ======    ========   ==========        =======

Basic and diluted earnings per share (in dollars):
Net income (loss) as
   reported under US GAAP        1.91         (1.58)         0.02                     0.01         0.08
Goodwill amortization            0.87          0.84             -                        -            -
Equity-method goodwill
   amortization                  0.01          0.01             -                        -            -
                           ----------   -----------      --------                 --------   ----------
Adjusted net income              2.79         (0.73)         0.02                     0.01         0.08
                           ==========   ===========      ========                 ========   ==========

              UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

On May 15, 2002, the Company acquired 100% of the interest in UMC BV with a cash consideration of approximately NT$187 million. UMC BV is principally engaged in the business of sales of semiconductor products and providing related foundry services. The Company expected to develop UMC BV into its major communication channel on sales to Europe.

The estimated fair value of the assets acquired and liabilities assumed at the date of acquisition are summarized as follows:

                                                         At May 15,2002
                                               ---------------------------------
                                                      NT$'000       US$'000

Cash and cash equivalents                             121,564       3,512

Other current assets                                  190,218       5,496

Property, plant and equipment                           4,348         126
                                               ---------------------------------
Total assets acquired                                 316,130       9,134
                                               ---------------------------------

Current liabilities                                   128,578       3,715

Long-term debt                                              -           -
                                               ---------------------------------
Total liabilities assumed                             128,578       3,715
                                               ---------------------------------

Net assets acquired                                   187,552       5,419
                                               =================================

Consideration paid                                    187,552       5,419
                                               =================================

Adoption of SFAS No. 143, 146 and FIN 45

In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations", which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The standard applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and (or) normal use of the asset.

SFAS No. 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The fair value of the liability is added to the carrying amount of the associated asset and this additional carrying amount is depreciated over the life of the asset. The liability is accreted at the end of each period through charges to operating expense. If the obligation is settled for other than the carrying amount of the liability, the Group will recognize a gain or loss on settlement.

              UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

In June 2002, the FASB issued SFAS No.146 "Accounting for Costs Associated with Exit or Disposal Activities." The Statement represents the second and final phase of the FASB's project on accounting for the impairment or disposal of long lived assets and for obligations associated with exit or disposal activities. The adoption of SFAS No. 143 and SFAS No. 146 in January 2003 did not have any material effect on the Group's financial position, results of operations, and cash flows.

In November 2002, the FASB issued Interpretation No.45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"). FIN 45 requires certain guarantees to be recorded at fair value, which is different from the general current practice of recording a liability only when a loss is probable and reasonably estimable, as those terms are defined in SFAS No.5, "Accounting for Contingencies." FIN 45 also requires a guarantor to make significant new disclosures for virtually all guarantees even if the likelihood of the guarantor's having to make payments under the guarantee is remote. The disclosure requirements of FIN 45 are effective for financial statements of interim or annual periods ending after December 15, 2002 and the initial recognition and initial measurement provisions of FIN 45 are applicable on a prospective basis to guarantees issued or modified after December 31, 2002, irrespective of the guarantor's fiscal year-end. As of June 30, 2003, except for guarantee options in credit-linked deposits, which the Group has bifurcated and fair valued, there is no other guarantees issued or modified by the Group after December 31, 2002.

New Accounting Pronouncements

In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN46"). FIN 46 requires an investor with a majority of the variable interests in a variable interest entity ("VIE") to consolidate the entity and also requires majority and significant variable interest investors to provide certain disclosures. A VIE is an entity in which the equity investors do not have a controlling interest or the equity investment at risk is insufficient to finance the entity's activities without receiving additional subordinated financial support from the other parties. FIN 46's consolidation provisions apply immediately to variable interests in VIEs created after January 31, 2003 and did not have any material impact on the Group's consolidated financial statements for the six-month period ended June 30, 2003. FIN 46 shall also apply in the first fiscal year or interim period beginning after June 15, 2003 to VIEs in which a public company holds a variable interest that is acquired before February 1, 2003. The Group is currently reviewing its investment portfolio of early stage entities to evaluate the impact of the adoption of the interpretation.

              UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities". This Statement amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under SFAS No. 133. SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003. For those provisions related to SFAS No. 133 that have been effective prior to June 15, 2003, they should continue to be applied in accordance with their respective effective dates.

In May 2003, the FASB issued SFAS Statement No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity". This Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of SFAS No. 149 and 150 is not expected to have a material effect on earnings or financial position of the Group.

In November 2002, the EITF reached a consensus on EITF No. 00-21, "Revenue Arrangements with Multiple Deliverables". EITF No. 00-21 provides guidance on when and how to separate elements of an arrangement that may involve the delivery or performance of multiple products, services, and/or rights to use assets into separate units of accounting. This consensus, which was modified in May 2003, is applicable to arrangements entered into for reporting periods beginning after June 15, 2003. The Group does not expect a material impact on its financial statements resulting from the adoption of the issue.

                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                             United Microelectronics Corporation

Date:   September 24, 2003                   By     /s/   Stan Hung
        --------------------------               -------------------------------
                                                 Stan Hung
                                                 Chief Financial Officer

                                  EXHIBIT INDEX

Exhibit Number                   Description of Exhibits

23.1                             Consent of Diwan, Ernst & Young
23.2                             Consent of PricewaterhouseCoopers LLP
23.3                             Consent of ChuoAoyama Audit Corporation

                                                                    Exhibit 23.1

                         CONSENT OF INDEPENDENT AUDITORS

We agree to the inclusion in this Form 6-K of our report dated July 16, 2003, with respect to the consolidated financial statements of United Microelectronics Corporation for the six-month period ended June 30, 2003.

/s/ Diwan, Ernst & Young

Diwan, Ernst & Young
Taipei, Taiwan,
Republic of China
September 24, 2003

                                                                    Exhibit 23.2

                       CONSENT OF INDEPENDENT ACCOUNTANTS

We hereby consent to the incorporation by reference in this Registration Statement on Form 6-K filed by United Microelectronics Corporation of our report dated January 12, 2001 relating to the financial statements of UMC Group (USA), prepared in accordance with accounting principles generally accepted in the United States of America as of and for the year ended December 31, 2000.

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
San Jose, California
September 23, 2003

                                                                    Exhibit 23.3

                         CONSENT OF INDEPENDENT AUDITORS

We hereby consent to the reference to our report dated January 17, 2001 on the financial statements of UMCJ, formerly known as Nippon Foundry Inc., as of and for the year ended December 31, 2000 in the Form 6-K filed by United Microelectronics Corporation.

/s/ ChuoAoyama Audit Corporation

ChuoAoyama Audit Corporation

Tokyo Japan
September 24, 2003